This is a confidential draft submission to the U.S. Securities and Exchange Commission on April 21, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

FLUX POWER HOLDINGS, Inc.

(Exact name of registrant as specified in its charter)

Nevada	3690	92-3550089
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2685 S. Melrose Drive,

Vista, California 92081

Telephone: (877) 505-3589

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Krishna Vanka

Chief Executive Officer

c/o Flux Power Holdings, Inc.

2685 S. Melrose Drive,

Vista, California 92081

Telephone: (877) 505-3589

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John P. Yung Deborah K. Seo Lewis Brisbois Bisgaard & Smith LLP 633 West 5th Street, Suite 4000 Los Angeles, CA 90071 (213) 358-6174	[Law Firm] [Address] [Address] ([Phone Number]

 ________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	Subject To Completion	Dated , 2025

Up to          Shares of Common Stock

Up to          Warrants to purchase up to    Shares of Common Stock

Up to          Pre-Funded Warrants to purchase up to    Shares of Common Stock

Up to          Shares of Common Stock Issuable Upon Exercise of the Warrants and the Pre-Funded Warrants

We are offering on a best-efforts basis up to          shares of our Common Stock, par value $0.001 per share (the “Common Stock”) and Common Stock purchase warrants (the “Common Warrants”) to purchase an aggregate of up to         shares of our Common Stock at an assumed combined public offering price of $          (equal to the last sale price of our Common Stock as reported by The Nasdaq Capital Market on          2025), pursuant to this prospectus. Each Common Warrant is assumed to have an exercise price of $          per share (         % of the assumed public offering price per share and accompanying Common Warrant), will be exercisable upon issuance and will expire          years from the date of issuance. The Common Stock and Common Warrants are immediately separable and will be issued separately in this offering.

We are also offering to those purchasers, if any, whose purchase of Common Stock in this offering would otherwise result in any such purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of such purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering, the opportunity to purchase pre-funded warrants in lieu of shares of our Common Stock that would otherwise result in such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of such purchaser, 9.99%) of our outstanding Common Stock. The purchase price for each pre-funded warrant and Common Warrant will equal the combined public offering price for the Common Stock and accompanying Common Warrant in this offering, less the $0.001 per share exercise price of each such pre-funded warrant. Each pre-funded warrant will be exercisable upon issuance and will not expire prior to exercise. The pre-funded warrants and Common Warrants are immediately separable and will be issued separately in this offering. For each pre-funded warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis.

For purposes of clarity, each share of Common Stock or pre-funded warrant to purchase one share of Common Stock is being sold together with one Common Warrant to purchase one share of Common Stock. The Common Stock or pre-funded warrant to purchase one share of Common Stock, together with one Common Warrant to purchase one share of Common Stock is being offered on a best-efforts basis as described in this prospectus for a maximum aggregate offering amount of $          .This prospectus also relates to the offering of the shares of our Common Stock issuable upon the exercise of such pre-funded warrants and common warrants sold in this offering

Our shares of Common Stock are listed on The Nasdaq Capital Market under the symbol “FLUX.” On          , 2025, the last reported sale price of our Common Stock on The Nasdaq Capital Market was $          per share. All shares numbers for Common Stock, Common Warrant and pre-funded warrant are based on an assumed combined public offering price of $        per share of Common Stock and the accompanying Common Warrant, or public offering price of $        for each pre-funded warrant and the accompanying Common Warrant, as applicable. The actual combined public offering price per share and Common Warrant and the actual combined public offering price per pre-funded warrant and Common Warrant will be determined between us and investors based on market conditions at the time of pricing, and may be at a discount to the current market price of our Common Stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

There is no established trading market for the pre-funded warrants or Common Warrants and we do not expect a market to develop. In addition, we do not intend to list the pre-funded warrants or Common Warrants on The Nasdaq Capital Market, any other national securities exchange or any other trading system. Without an active trading market, the liquidity of the pre-funded warrants and Common Warrants may be limited.

We have retained          to act as our sole placement agent in connection with the securities offered by this prospectus. The placement agent is not purchasing or selling any of these securities nor is it required to sell any specific number or dollar amount of securities, but has agreed to use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. We may not sell all of the securities in this offering. We have agreed to pay the placement agent the placement agent fees set forth in the table below. There is no minimum number of securities or minimum aggregate amount of proceeds for this offering to close. This offering will terminate not later than          subject to our right to terminate earlier. Accordingly, neither we nor the placement agent have made any arrangements to place investor funds in an escrow account or trust account since the placement agent will not receive investor funds in connection with the sale of the securities offered hereunder.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section entitled “Risk Factors” beginning on page 14 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Stock and Common Warrant	Per Pre-Funded Warrant and Common Stock	Total Offering(3)
Public offering price	$	$	$
Placement Agent Fees(1)	$	$	$
Proceeds to us (before expenses)(2)	$	$	$

(1)	We have agreed to pay the placement agent a cash fee equal to % of the gross proceeds that are sold in the offering and to reimburse the placement agent for certain expenses. See section titled “Plan of Distribution” for additional information.
(2)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the Common Warrants or pre-funded warrants.
(3)	Assumes no pre-funded warrants are issued.

The placement agent expects that delivery of the securities against payment will be made on or about         , 2025, subject to satisfaction of customary closing conditions.

Sole Placement Agent

The date of this prospectus is          , 2025.

Neither we nor the placement agent has authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the placement agent take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

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ABOUT THIS PROSPECTUS

Neither we nor the placement agent have authorized anyone to provide you with any information or to make any representations other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the placement agent are making an offer to sell securities in any jurisdiction in which the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our shares of Common Stock and the information in any free writing prospectus that we may provide to you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We or the placement agent have not authorized anyone to provide you with information that is different. We and the placement agent are offering to sell the Common Stock, Pre-funded warrants and Common Warrants, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Common Stock, pre-funded warrants and Common Warrants.

For investors outside the United States: We have not, and the placement agent have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the United States.

Unless the context otherwise requires, the “Company,” “Flux,” “we,” “us,” and “our” refer to the combined business of Flux Power Holdings, Inc., a Nevada corporation and its wholly owned subsidiary, Flux Power, Inc., a California corporation (“Flux Power”).

MARKET AND INDUSTRY DATA

This prospectus contains statistical data, estimates and information concerning our industry, including market position and the size and growth rates of the markets in which we participate, that are based on independent industry publications and reports or other publicly available information, as well as other information based on our internal sources. Although we believe the market and industry data included in this prospectus are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Certain information included in this prospectus concerning our industry and the markets served by us, including our market share, is also based on our good-faith estimates derived from our management’s knowledge of the industry and other information currently available to us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” below. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should read these factors and the other cautionary statements made in this prospectus and in the documents we incorporate by reference into this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus or the documents we incorporate by reference into this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

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Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

●	our ability to continue as a going concern;

●	our ability to comply with the terms of our agreement with Gibraltar Business Capital, LLC (“GBC”) for our credit facility, which we have relied on historically and currently rely on to meet our anticipated capital resources and to fund our operations;

●	the expense, timing and outcome of legal proceedings relating to our accounting practices, financial disclosures and employment policies and practices, which includes, but is not limited to, a pending purported federal securities class action and shareholder derivative lawsuit, certain employment lawsuits and other legal and governmental proceedings, investigations and information requests that may be initiated or that may be asserted;

●	our ability to meet projected revenue targets and generate cash from operations as a result of delays in new orders for our energy storage solutions, reflecting corresponding deferrals of new forklift purchases caused by lower capital spending in the market sector that we serve and interest rate variability affecting selected large customer fleets;

●	our ability to remediate material weaknesses in our controls and procedures and also those identified in our internal control over financial reporting, or to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price;

●	our ability to regain compliance and continue to meet the continued listing standards of the Nasdaq Stock Market LLC;

●	substantial unanticipated costs for accounting, legal and consultancy fees we incurred in connection with the restatements and internal investigation, and we expect to continue to incur additional costs;

●	our ability to secure sufficient funding to support our current and proposed operations;

●	our ability to manage our working capital requirements efficiently;

●	our ability to obtain the necessary funds from our credit facilities;

●	our ability to obtain raw materials and other supplies for our products at existing or competitive prices and on a timely basis;

●	our anticipated growth strategies and our ability to manage the expansion of our business operations effectively;

●	our ability to maintain or increase our market share in the competitive markets in which we do business;

●	our ability to grow our revenue, increase our gross profit margin and become a profitable business;

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●	our ability to fulfill our backlog of open sales orders due to delays in the receipt of key component parts and other potential manufacturing disruptions;

●	our ability to keep up with rapidly changing technologies and evolving industry standards, including our ability to achieve technological advances;

●	our dependence on the growth in demand for our products;

●	our ability to compete with larger companies with far greater resources than us;

●	our ability to shift to new suppliers and incorporate new components into our products in a manner that is not disruptive to our business;

●	our ability to obtain and maintain UL Listings and OEM approvals for our energy storage solutions;

●	our ability to diversify our product offerings and capture new market opportunities;

●	our ability to source our needs for skilled labor, machinery, parts, and raw materials economically;

●	our ability to retain and/or successfully recruit key members of our senior management, including but not limited to recruitment of a new chief executive officer;

●	our dependence on our major customers; and

●	the impact of tariffs on our ability to cost-effectively source battery packs and materials used in our products.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference, and file as exhibits to this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on our business. There can be no assurance that future developments affecting our business will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the effect of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

The forward-looking statements made by us in this prospectus speak only as of the date of this prospectus. Except to the extent required under the federal securities laws and rules and regulations of the SEC, we disclaim any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, there is no assurance that the events or results suggested by the forward-looking statements will in fact occur, and you should not place undue reliance on these forward-looking statements.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained in elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our securities. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Overview

We design, develop, manufacture, and sell a portfolio of advanced lithium-ion energy storage solutions for electrification of a range of industrial commercial sectors which include material handling, airport ground support equipment (“GSE”), and other commercial and industrial applications. We believe our mobile and stationary energy storage solutions provide our customers a reliable, high performing, cost effective, and more environmentally friendly alternative as compared to traditional lead acid and propane-based solutions. Our modular and scalable design allows different configurations of lithium-ion energy storage solutions to be paired with our proprietary wireless battery management system to provide the level of energy storage required and “state of the art” real time monitoring of pack performance. We believe that the increasing demand for lithium-ion energy storage solutions and more environmentally friendly energy storage solutions in the material handling sector should continue to drive our revenue growth.

Our Strategy

Our long-term strategy is to meet the rapidly growing demand for lithium-ion energy solutions and to be the supplier of choice, targeting large companies having demanding energy storage needs. We have established selling relationships with equipment OEMs and customers with large fleets of forklifts and GSE. We intend to reach this goal by investing in research and development to expand our product mix, by expanding our sales and marketing efforts, improving our customer support efforts and continuing our efforts to increase production capacity and efficiencies. Our research and development efforts will continue to focus on providing adaptable, reliable and cost-effective energy storage solutions for our customers.

Our largest sector of penetration thus far has been the material handling sector which we believe is a multi-billion-dollar addressable market. We believe the sector will provide us with an opportunity to grow our business as we enhance our product mix and service levels and grow our sales to large fleets of forklifts and GSE. Applications of our modular packs for other industrial and commercial uses, such as mobile energy storage, are providing additional current and future growth opportunities. We intend to continue to expand and diversify our supply chain and customer base and seek further partnerships that provide synergy to meeting our growth and “building scale” objectives.

Recent Developments

Management Transition

On March 10, 2025, Mr. Ronald F. Dutt, our former chairman and Chief Executive Officer, notified the Company’s Board of Directors (the “Board”) of his decision to retire and resign from his position as director, Chairman of the Board, Chief Executive Officer and President of the Company and its wholly owned subsidiary, Flux Power, Inc. (“Flux Power”), effective March 10, 2025. Mr. Dutt’s stepping down is for personal reasons and not due to any disagreement with the Company’s management team or the Company’s Board on any matter relating to the operations, policies or practices of the Company or any issues regarding the Company’s accounting policies or practices.

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In connection with Mr. Dutt’s retirement, the Board appointed Mr. Dale T. Robinette as the new Chairman of the Board, effective March 10, 2025. Mr. Robinette also currently serves as an independent director, chairperson of the Compensation Committee, and a member of both the Audit Committee and the Nominating and Governance Committee. In addition, the Board appointed Mr. Krishna Vanka as director, Chief Executive Officer and President of the Company and Flux Power, effective March 10, 2025.

Credit Facility

On July 28, 2023, we entered into a certain Loan and Security Agreement (the “Agreement”) with Gibraltar Business Capital, LLC, a Delaware limited liability company (“GBC”). The Agreement provides the Company with a senior secured revolving loan facility (the “GBC Credit Facility”) for up to $15.0 million (the “Revolving Loan Commitment”). The revolving amount available under the GBC Credit Facility is equal to the lesser of the Revolving Loan Commitment and the borrowing base amount (as defined in the Agreement). The GBC Credit Facility is evidenced by a revolving note, which matures on July 28, 2025 (the “Maturity Date”), unless extended, modified or renewed (the “Revolving Note”). Provided that there is no event of default, the Maturity Date can automatically be extended for one (1) year period upon payment of a renewal fee for each such extension in the amount of three-quarters of one percent (0.75%) of the Revolving Loan Commitment, which fee will be due and payable on or before the applicable Maturity Date. In addition, subject to conditions and terms set forth in the Agreement, the Company may request an increase in the Revolving Loan Commitment from time to time upon not less than 30 days’ notice to GBC which increase may be made at the sole discretion of GBC, as long as: (a) the requested increase is in a minimum amount of $1,000,000, and (b) the total increases do not exceed $5,000,000 and no more than five (5) increases are made. Outstanding principal under the GBC Credit Facility accrues interest at Secured Overnight Financing Rate (“SOFR”, as defined in the Agreement) plus five and one half of one percent (5.50%) per annum with such interest payment due monthly on the last day of the month. In the event of default, the amounts due under the Agreement bears interest at a rate per annum equal to three percent (3.0%) above the rate that is otherwise applicable to such amounts. We paid GBC a non-refundable closing fee for the GBC Credit Facility of $112,500 upon the execution of the Agreement. In addition, we are required to pay a monthly unused line fee equal to one-half of one percent (0.50%) per annum on the difference between the Revolving Loan Commitment and the average outstanding principal balance of the revolving loan(s) for such month. The obligations under the GBC Credit Facility may be prepaid in whole or in part at any time upon an exit fee of (a) two percent (2.00%) of the Revolving Loan Commitment if the obligations are paid in full during the first year after the closing date, or (b) one percent (1.00%) of the Revolving Loan Commitment if the obligations are paid in full one year after the closing date, provided, that, the exit fee will be waived if such prepayment occurs in connection with the refinancing of the obligations with Bank of America, N.A., as lender.

The loans and other obligations of the Company under the GBC Credit Facility are secured by substantially all of the tangible and intangible assets of the Company (including, without limitation, intellectual property) pursuant to the terms of the Agreement and the Intellectual Property Security Agreement entered into by and among the Company and GBC on July 28, 2023.

In April 2024, we notified GBC of a certain event of default with respect to the Company’s anticipated failure to maintain the EBITDA covenant for the trailing three (3) month period ended April 30, 2024, (the “Default”). On May 8, 2024, the Company received a waiver from GBC, (the “Waiver”) which waived the Default, subject to satisfaction of the following conditions: (i) receipt of a counterpart of the Waiver duly executed by us; (ii) receipt of the waiver fee of $20,000; (iii) receipt of the representations and warranties from us that after giving effect to the Waiver, the representations and warranties contained in the Agreement, the Waiver and the other Loan Documents shall be true and correct; and (iv) after giving effect to the Waiver, no additional event of default shall have occurred and be continuing on and as of the effective date of the Waiver.

On May 31, 2024, we entered into the Third Amendment to Loan and Security Agreement (the “Third Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, including but not limited to amending the EBITDA Minimum financial covenant. In consideration for the Third Amendment, the Company agreed to pay GBC a non-refundable amendment fee of $50,000 in cash.

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Under the Agreement, upon an occurrence of an event of default, GBC may, at its option, declare its commitments to the Company to be terminated and all obligations to be immediately due and payable, all without demand, notice or further action of any kind required on the part of GBC, and/or exercise other remedies available to it among other things including its rights as a secured party. On August 30, 2024, GBC agreed to waive the Company’s non-compliance with, and the effects of its non-compliance under, various representations, financial covenants and non-financial covenants relating to the Company’s restatement (the “August Waiver”). On January 17, 2025, GBC agreed to waive our non-compliance with, and the effects of our non-compliance under, various representations, financial covenants and non-financial covenants relating to our financial restatements and our failure to maintain the EBITDA Minimum for certain financial periods (the “January Waiver”). As a result of the August Waiver and January Waiver, the Company expects that its revolving credit facility remains available subject to meeting certain lending criteria under the Loan Agreement.

On January 22, 2025, we entered into Amendment No. 4 to Loan and Security Agreement (the “Fourth Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, as amended, relating to the EBITDA Minimum financial covenant of the Company. In consideration for the Fourth Amendment, the Company agreed to pay GBC a non-refundable amendment fee of $50,000 in cash, as follows: (i) $25,000 shall be due and payable on March 1, 2025, and (ii) $25,000 shall be due and payable on April 1, 2025.

We rely on our credit facility with GBC to meet our anticipated capital resources and to fund our operations. The availability of the GBC Credit Facility is subject to satisfaction of certain affirmative covenants and financial covenants including maintaining minimum tangible net worth, and certain limitations on dispositions of assets. The Agreement also contains usual and customary events of default (with customary grace periods, as applicable) and provides that, upon the occurrence of an event of default, payment of all amounts payable under the GBC Credit Facility may be accelerated and/or GBC’s commitment may be terminated by GBC without any action by GBC. Due to our inability to satisfy certain financial covenants and other covenants under the agreement with GBC we have previously needed to obtain waivers from GBC. In the event we are unable to comply with terms of the Agreement or to obtain a waiver from GBC, funds will be unavailable to us under the GBC Credit Facility, and our operations, financial condition and business will be materially and adversely affected.

Nasdaq Stock Market Notices

On October 16, 2024, the Company received a notice (the “October Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) stating that because the Company had not yet filed its Form 10-K for the fiscal year ended June 30, 2024 (the “Form 10-K”), the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule 5250(c)(1)”), which requires Nasdaq-listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission.

On November 20, 2024, the Company received a notice (the “November Notice,” together with the October Notice, the “Notices”) from the Staff of Nasdaq stating that because the Company had not yet filed its Form 10-Q for the period ended September 30, 2024 (the “September Form 10-Q”) and because the Company remains delinquent in filing its Form 10-K (together with the Form 10-Q, the “Delinquent Reports”), the Company does not comply with the Listing Rule 5250(c)(1). The notices stated that the Company had until December 16, 2024 to submit a plan to regain compliance with the Listing Rule 5250(c)(1)(the “Plan”). If Nasdaq accepts the Company’s Plan to regain compliance, then Nasdaq may grant the Company up to 180 calendar days from the Form 10-K filing due date, or until April 14, 2025, to file the Delinquent Reports to regain compliance. If Nasdaq does not accept the Company’s Plan, then the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel. The Notice had no immediate effect on the listing of the Company’s Common Stock on Nasdaq. On December 16, 2024, the Company filed a plan with Nasdaq to regain Nasdaq compliance, including requesting an extension to file the Delinquent Reports by no later than April 14, 2025. If Nasdaq does not accept the Company’s Plan and the Company fails to prevail in its appeal to Nasdaq, or if the Company fails to meet the Nasdaq listing requirements and do not regain compliance, the Company’s Common Stock will be subject to delisting by Nasdaq. On January 29, 2025, the Company filed the Form 10-K and received letter from Nasdaq on January 31, 2025 informing the Company of its partial compliance with the Listing Rule 5250(c)(1)as it relates to the Form 10-K.

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On February 21, 2025, the Company received an additional notice (the “Notice”) from the Staff of Nasdaq stating that because the Company had not yet filed its Form 10-Q for the period ended December 31, 2024 (the “December Form 10-Q”) and because the Company remained delinquent in filing its Form 10-Q for the period ended September 30, 2024 (the “September Form 10-Q” and together with the December Form 10-Q, the “Delinquent Reports”), the Company failed to comply with Listing Rule 5250(c)(1), which requires Nasdaq-listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission. The Notice stated that as a result of this additional delinquency, the Company must submit an update to its original plan to regain compliance with respect to the filing requirement. The update was due by March 10, 2025. If Nasdaq accepts the Company’s update to its original plan to regain compliance, then Nasdaq may grant the Company up to 180 calendar days from the due date of the initial delinquent filing, the Form 10-K for the fiscal year ended June 30, 2024, or until April 14, 2025, to file the Delinquent Reports to regain compliance. The Notice had no immediate effect on the listing of the Company’s Common Stock on NASDAQ. The update to the compliance plan was submitted to Nasdaq on February 25, 2025. In the event our Common Stock is delisted, our stock price and market liquidity of our stock will be adversely affected which will impact the ability of the Company’s stockholders to sell securities in the market. Further, delisting from Nasdaq markets could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees. The Company filed the September Form 10-Q and December Form 10-Q on March 20, 2025 and is now current with its required periodic financial reports to be filed with the Securities and Exchange Commission under the Listing Rule.

On January 31, 2025, the Company received a notice from The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that based on its stockholders’ equity of $194,000 as reported in its Form 10-K for the fiscal year ended June 30, 2024, the Company is no longer in compliance with Nasdaq Listing Rule 5550(b)(1), which requires the Company to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on The Nasdaq Capital Market (the “Stockholders’ Equity Requirement”). Pursuant to the Notice, the Company had 45 calendar days from the date of the Notice, or until March 17, 2025, to submit a plan to regain compliance. If it accepts the plan, Nasdaq can grant an extension of up to 180 calendar days from the date of the Notice to evidence compliance. In the event the plan is not accepted by Nasdaq, or in the event the plan is accepted by Nasdaq and the 180-day extension period is granted, but the Company fails to regain compliance within such plan period, the Company would have the right to a hearing before an independent panel. The hearing request would stay any suspension or delisting action pending the conclusion of the hearing process and the expiration of any additional extension period granted by the panel following the hearing. On March 17, 2025, the Company submitted a plan to regain compliance with the Stockholders’ Equity Requirement. The Company intends to take all reasonable measures available to regain compliance under the Nasdaq Listing Rules and to remain listed on Nasdaq. There can be no assurances that the Company will be able to regain compliance with the Stockholders’ Equity Requirement or that the Company will otherwise be in compliance with all applicable requirements for continued listing on the Nasdaq Capital Market.

Corporate Background

We were incorporated in Nevada in 1998. In May 2012, we changed our name to Flux Power Holdings, Inc. We operate our business through our wholly-owned subsidiary, Flux Power. Our principal executive office is located at 2685 S. Melrose Drive, Vista, CA 92081. The telephone number at our principal executive office is (760) 741-3589 (FLUX).

Summary of Risk Factors

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read the section entitled “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risk Factors Relating to Our Business  (for a more detailed discussion, see “Risk Factors-Risks Related to Our Business” beginning on page 14 of this prospectus)

•	Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this prospectus. Our audited financial statements at June 30, 2024, and for the year then ended, were prepared assuming that we will continue as a going concern.

•	We have a history of losses and negative working capital and we have insufficient cash to continue our operations for the next 12 months and our continued operations are dependent on us raising capital and these conditions give rise to substantial doubt over the Company’s ability to continue as a going concern.

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•	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

•	The restatement of our previously issued financial statements has had a material adverse impact on us, including increased costs, loss of investor confidence, the increased possibility of legal or administrative proceedings and non-compliance with the Nasdaq listing rules.

•	We, and certain of our current and former officers and directors, face litigation and legal proceedings which could adversely affect our business, financial condition, results of operations or cash flows.

•	We will need to raise additional capital or financing to continue to execute and expand our business.

•	In the event of default of the Revolving Note under the GBC Credit Facility, such default could adversely affect our business, financial condition, results of operations or liquidity.

•	We are dependent on one supplier for our battery cells, and the inability of this supplier to continue to deliver, or their refusal to deliver, our battery cells at prices and volumes acceptable to us would have a material adverse effect on our business, prospects and operating results.

•	Backlog may not be indicative of future operating results.

•	Economic conditions may adversely affect consumer spending and the overall general health of our customers, which, in turn, may adversely affect our financial condition, results of operations and cash resources.

•	We are dependent on a few customers for the majority of our net revenues, and our success depends on demand from OEMs and other users of our battery products.

•	We do not have long-term contracts with our customers.

•	Real or perceived hazards associated with Lithium-ion battery technology may affect demand for our products.

•	Our products may experience quality problems from time to time that could result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased revenues and harm to our brands.

•	We may be subject to product liability claims.

•	Tariffs could be imposed on lithium-ion batteries or on any other component parts by the United States government or a resulting trade war could have a material adverse effect on our results of operations.

•	Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion phosphate cells, could harm our business.

•	Our success depends on our ability to develop new products and capabilities that respond to customer demand, industry trends or actions by our competitors and failure to do so may cause us to lose our competitiveness in the battery industry and may cause our profits to decline.

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•	Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.

•	Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

•	We rely on trade secret protections through confidentiality agreements with our employees, customers and other parties; the breach of such agreements could adversely affect our business and results of operations.

•	Our business depends substantially on the continuing efforts of the members of our senior management team and our business may be severely disrupted if we lose their services or are unable to recruit qualified replacements in the event of departures.

•	If we are forced to implement workforce reductions, our staff resources will be stretched making our ability to comply with legal and regulatory requirements as a public company difficult.

•	Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

•	We may face significant costs relating to environmental regulations for the storage and shipment of our lithium-ion energy storage solutions.

•	Natural disasters, public health crises, political crises and other catastrophic events or other events outside of our control may damage our sole facility or the facilities of third parties on which we depend, and could impact consumer spending.

•	Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

Risks Related to Ownership of Our Common Stock and this Offering (for a more detailed discussion, see “Risks Related to Ownership of Our Common Stock and this Offering” beginning on page 25 of this prospectus)

•	We may receive proceeds from the offering in an amount insufficient to meet our business goals.

•	We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

•	The sale of our Common Stock in this offering, including any shares issuable upon exercise of any pre-funded warrants or Common Warrants, and any future sales of our Common Stock, or the perception that such sales could occur, may depress our stock price and our ability to raise funds in new stock offerings.

•	There is no public market for the pre-funded warrants and Common Warrants to purchase Common Stock in this offering.

•	We may not receive any additional funds upon the exercise of the pre-funded warrants or Common Warrants.

•	Significant holders or beneficial holders of our Common Stock may not be permitted to exercise pre-funded warrants that they hold.

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•	The holders of the pre-funded warrants and Common Warrants will have no rights as Common Stockholders until such holders exercise their pre-funded warrants or Common Warrants and acquire shares of our Common Stock.

•	Because the public offering price of our securities will be substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding Common Stock following this offering, new investors will experience immediate and substantial dilution.

•	The price of our stock may be volatile, which could result in substantial losses for investors. Further, an active, liquid and orderly trading market for our Common Stock may not be sustained, and we do not know what the market price of our Common Stock will be, and as a result it may be difficult for you to sell your shares of our Common Stock.

•	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

•	Sales and issuances of our Common Stock or other securities could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

•	If we fail to comply with the continued listing standards of the Nasdaq Capital Market, our Common Stock could be delisted. If it is delisted, the market value and the liquidity of our Common Stock would be impacted.

•	The market price of our Common Stock could become volatile, or our trading volume become weak, either of which could lead to the price of our stock being depressed at a time when you may want to sell.

•	The ownership of our stock is highly concentrated in our management.

•	We do not intend to pay dividends on shares of our Common Stock for the foreseeable future.

•	We are not currently in compliance with the continued listing requirements for the Nasdaq Stock Market. If we fail to regain compliance or to meet the continued listing requirements, our Common Stock may be delisted, which could affect the market price of our Common Stock, hurt your ability to sell your shares and negatively impact our ability to access the capital markets.

•	Preferred Stock may be issued under our Articles of Incorporation, which may have superior rights to our Common Stock.

Summary of Financial Information

The Company’s Annual Report on Form 10-K for the fiscal year June 30, 2024 (“2024 10-K”), filed with the SEC on January 29, 2025, included restatement of prior year consolidated financial statements and disclosures to correct material misstatements, as explained in Note 2 – Restatement of Previously Issued Financial Statements in the notes to consolidated financial statements of the 2024 10-K.  Financial statements and notes to the consolidated financial statements from the 2024 10-K are presented in this prospectus as filed on January 29, 2025, including referencing certain financial statements and other disclosures as “restated”.  In accordance with generally accepted accounting principles, after the initial filing of restated information, such financial statements and other disclosures used in subsequent filings are not subject to being identified as “restated”.  Accordingly, none of the financial statements and other information restated in the 2024 10-K is identified as restated elsewhere in this prospectus.

The following tables present our summary consolidated financial and other data as of and for the periods indicated. The summary consolidated statements of operations data for the fiscal years ended June 30, 2024 and 2023 are derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended December 31, 2024 and 2023 are derived from our unaudited financial statements included elsewhere in this prospectus.

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The summarized financial information presented below is derived from and should be read in conjunction with our consolidated financial statements including the notes to those financial statements, which are included elsewhere in this prospectus along with the sections entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization.” Our historical results are not necessarily indicative of results that should be expected in any future period.

Consolidated Statements of Operations Data

	Six Months ended December 31,		Year ended June 30,
	2024	2023	2024	2023
	(Unaudited)
Revenues	$32,955,000	$32,990,000	$60,824,000	$66,488,000
Cost of sales	22,274,000	23,374,000	43,591,000	50,598,000

Gross profit	10,681,000	9,616,000	17,233,000	15,890,000

Operating expenses:
Selling and administrative	11,100,000	9,318,000	18,932,000	17,620,000
Research and development	2,272,000	2,530,000	4,916,000	4,682,000
Total operating expenses	13,372,000	11,848,000	23,848,000	22,302,000

Operating loss	(2,691,000)	(2,232,000)	(6,615,000)	(6,412,000)

Other income (expense):
Other income	–	–	–	8,000
Interest income (expense), net	(3,556,000)	(3,084,000)	(1,718,000)	(1,339,000)

Net loss	$(6,247,000)	$(5,316,000)	$(8,333,000)	$(7,743,000)

Net loss per share - basic and diluted	$(0.37)	$(0.32)	$(0.50)	$(0.48)

Weighted average number of common shares outstanding - basic and diluted	16,682,465	16,495,727	16,548,533	16,055,256

Consolidated Balance Sheets Data

As of	December 31, 2024	June 30, 2024
	(Unaudited)
Cash	$883,000	$643,000
Working capital deficit	(5,229,000)	(2,336,000)
Total assets	28,959,000	32,301,000
Line of credit and subordinated debt	10,693,000	13,834,000
Total stockholders’ equity (deficit)	(2,737,000)	194,000

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THE OFFERING

Common Stock offered by us	Up to shares of Common Stock plus up to shares of our Common Stock underlying the Common Warrants, based on an assumed combined public offering price of $ per Common Stock, which is equal to the last reported sale price of our Common Stock as reported by The Nasdaq Capital Market on 2025.

Common Warrants offered by us	Common warrants to purchase up to shares of our Common Stock, which will be exercisable during the period commencing on the date of their issuance and ending years from such date at an exercise price of $ per share of Common Stock. The Common Warrants will be sold together with the Common Stock but issued separately from the Common Stock and may be transferred separately immediately thereafter. A Common Warrant to purchase one share of our Common Stock will be issued for every share of Common Stock purchased in this offering.

Pre-Funded Warrants offered by us	We are also offering to certain purchasers whose purchase of our Common Stock in this offering would otherwise result in the purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of Common Stock immediately following the consummation of this offering, the opportunity to purchase pre-funded warrants (together with the Common Warrants, the “Warrants”) in lieu of Common Stock that would otherwise result in any such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of Common Stock. Each pre-funded warrant will be exercisable for one share of Common Stock. The purchase price of each pre-funded warrant and the accompanying Common Warrant will equal the price at which the Common Stock and the accompanying Common Warrant are being sold to the public in this offering, minus $0.001, and the exercise price of each pre-funded warrant will be $0.001 per share. The pre-funded warrants will be exercisable immediately and may be exercised at any time until exercised in full. For each pre-funded warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis. Because we will issue one Common Warrant for each share of Common Stock and for each pre-funded warrant to purchase one share of Common Stock sold in this offering, the number of Common Warrants sold in this offering will not change as a result of a change in the mix of the shares of our Common Stock and pre-funded warrants sold.

Public Offering Price	$ per share of Common Stock and accompanying Common Warrant, or $ per pre-funded warrant and accompany Common Warrant, as applicable.

Best Efforts	We have agreed to issue and sell the securities offered hereby to the purchasers through the placement agent. The placement agent is not required to buy or sell any specific number or dollar amount of the securities offered hereby, but it will use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. See “Plan of Distribution” on page 90 of this prospectus.

Shares of Common Stock to be Outstanding Immediately After this Offering (1)	Up to shares of Common Stock assuming (a) the sale of the maximum number of Common Stock in this offering, (b) no exercise of the Common Warrants issued in this offering, and (c) no sale of pre-funded warrants.

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Use of Proceeds	We intend to use the net proceeds from this offering for working capital and general corporate purposes. The amount of net proceeds and payments therefrom will depend on the actual amount of the proceeds we will receive from the offering and will be subject to the discretion of and timing by the Board. See section titled “Use of Proceeds” on page 30 of this prospectus.

Risk Factors	Investing in our securities involve significant risks. See “Risk Factors” on page 14 of this prospectus and under similar headings in the documents incorporated by reference into this prospectus for a discussion of the factors you should carefully consider before deciding to invest in our securities.

Trading Symbol	Our shares of Common Stock are listed on The Nasdaq Capital Market under the symbols “FLUX.” There is no established public trading market for the Common Warrants or pre-funded warrants to be sold in this offering and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Common Warrants and the pre-funded warrants on The Nasdaq Capital Market, any other national securities exchange or any other trading system.

(1)	The number of shares of Common Stock that will be outstanding after this offering as shown above is based on shares of Common Stock issued and outstanding as of 2025, but excludes the following:

●	shares Common Stock issuable pursuant to restricted stock units, granted under our 2021 Equity Incentive Plan (the “2021 Plan””) as of 2025 with a weighted-average exercise price of $ ;

●	shares of Common Stock reserved and available for future issuance under our 2021 Plan as of 2025;

●	shares Common Stock issuable pursuant to options outstanding, granted under our 2021 Plan, as of , with an exercise price of $ ;

●	shares Common Stock issuable pursuant to warrants outstanding, as of , with a weighted average exercise price of $ , and

●	up to shares of Common Stock issuable upon the exercise of the Common Warrants to be issued in connection with this offering.

Unless otherwise indicated, all information in this prospectus assumes:

●	no exercise of the outstanding options and warrants described above; and

●	no exercise of the Common Warrants and no sale of pre-funded warrants in this offering.

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RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included herein, before deciding whether to invest in our securities. Our business, results of operations, financial condition, and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. Unless otherwise indicated, references in these risk factors to our business being harmed will include harm to our business, reputation, brand, financial condition, results of operations, and prospects. In such event, the market price of our securities could decline.

Risk Factors Relating to Our Business

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this prospectus. Our audited financial statements at June 30, 2024, and for the year then ended, were prepared assuming that we will continue as a going concern.

Management has evaluated the Company’s expected cash requirements, including investments in additional sales and marketing and research and development, capital expenditures and working capital requirements, and believes the Company’s existing cash and funding available under the GBC Credit Facility and the Subordinated LOC, along with the forecasted gross margin, will not be sufficient to meet the Company’s anticipated capital requirements to fund planned operations for the next twelve months following the filing date of this prospectus.

The report from our independent registered public accounting firm for the year ended June 30, 2024 includes an explanatory paragraph stating that our current liquidity position and projected cash needs raise substantial doubt about our ability to continue as a going concern, along with management’s assessment and strategies. The perception that we may not be able to continue as a going concern may make it difficult for us to raise new funds and to operate our business due to concerns about our ability to meet our contractual obligations. There is no assurance that sufficient financing will be available when needed or on reasonable terms to allow us to continue our operations. Our ability to continue as a going concern is contingent upon, among other factors, the availability of the GBC Credit Facility or obtaining alternate financing. We cannot provide any assurance that we will be able to raise additional capital. See Liquidity and Financial Condition in Note 3 – Summary of Significant Accounting Policies to the audited consolidated financial statements for additional information.

We have a history of losses and negative working capital and we have insufficient cash to continue our operations for the next 12 months and our continued operations are dependent on us raising capital and these conditions give rise to substantial doubt over the Company’s ability to continue as a going concern.

We have historically experienced net losses and until we generate sufficient revenue, we anticipate that we will continue to experience losses in the near future.

As of December 31, 2024, we had approximately $883,000 in cash, an accumulated deficit of approximately $103,268,000, and a working capital deficit of approximately $5,229,000. We believe that our existing cash balance of $883,000 as of December 31, 2024, and our anticipated expenditures and commitments for the next twelve months, will not enable us to fund our operating expenses and capital expenditure requirements for the next twelve months. As of June 30, 2024 and 2023, we had a cash balance of $0.6 million and $2.4 million, respectively. Until such time as we generate sufficient cash to fund our operations, we will need additional capital to continue our operations thereafter. These conditions give rise to substantial doubt over the Company’s ability to continue as a going concern. We will need to raise additional capital to support our operations and execute our business plan. We will be required to pursue sources of additional capital through various means, including debt or equity financings. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other convertible securities that will have additional dilutive effects. Further, the sale of or the perception of the sale of a substantial number of our Common Stock will adversely affect the price of our Common Stock due to our limited trading volume. In addition, the sale of a substantial number of our Common Stock may adversely affect the share price that we may obtain in future financings and may adversely affect our ability to conduct and complete future financings. We cannot assure that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us and may cause existing stockholders both book value and ownership dilution. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations. Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets, and the fact that we have not been profitable, which could impact the availability and cost of future financings. If the amount of capital we are able to raise from financing activities is not sufficient to satisfy our capital needs, we may have to reduce our operations accordingly.

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We have historically relied on equity financings, borrowings under short-term loans with related parties, credit facilities and/or cash resources from operating activities to fund our operations. Specifically, we have relied heavily on a credit facility with GBC, and there can be no assurance that we will be able to maintain this facility, obtain additional funds via a new facility or that funds will be available on terms acceptable to us, if at all. Failure to maintain the GBC debt facility without a replacement facility would have material adverse impact on our operations.

If we were to access additional capital via an equity or equity-linked financing, such funding would result in dilution of the ownership interests of our current stockholders. If funds are not available on acceptable terms, we may be required to curtail our operations or take other actions to preserve our cash, which may have a material adverse effect on our future cash flows and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

Based on management’s evaluation of our disclosure controls and procedures as of June 30, 2024, we identified material weaknesses in our internal controls over financial reporting. The material weaknesses were based on our ineffective oversight of our internal control over financial reporting and lack of sufficient personnel resources with technical accounting expertise related to certain aspects of the financial reporting process. While management intends to increase the use of third-party consultants and technical accounting experts and to implement measures designed to improve our internal control over financial reporting to remediate material weaknesses, there can be no assurance that these steps will be effective.

As previously disclosed, we have concluded that the previously issued audited consolidated financial statements as of and for the fiscal year ended June 30, 2023 and the unaudited consolidated financial statements as of and for the quarters ended September 30, 2023, December 31, 2023, and March 31, 2024, which were filed with the Securities and Exchange Commission (“SEC”) on September 21, 2023, November 9, 2023, February 8, 2024 and May 13, 2024, respectively, should no longer be relied upon because of errors in such financial statements relating to the improper accounting for inventory and a restatement should be undertaken. As a part of this restatement and evaluation process, we also discovered that:

(a)	the Company’s original estimate of the overstatement of inventories had risen due to additional excess and obsolete inventory identified related to inventory components not recorded at the lower of cost or net realizable value, as well as consigned inventory not reconciled in a timely manner;

(b)	the Company had not properly recognized revenue in the periods in which the related performance obligations had been satisfied for a contract with a certain customer, and that the Company had improperly recorded accounts receivable pertaining to that contract as a reduction to its accounts payable owed to that customer although the right of offset conditions under ASC 210-20 had not been met, resulting in misstatements to revenues, accounts receivable and accounts payable;

(c)	the Company had improperly recorded various inventory write downs to research and development expenses although such expenses did not meet the classification criteria for research and development under ASC 730, resulting in an overstatement of research and development expenses and a corresponding understatement of cost of sales;

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(d)	the Company had various clearing accounts that had not been reconciled in a timely manner, resulting in misstatements of accounts payable, inventories and cost of sales;

(e)	the Company had not included certain product warranty-related expenses within the proper periods in its calculation of its product warranty reserve estimate, resulting in an understatement of accrued expenses, an understatement of accounts payable and an understatement of cost of sales; and

(f)	the Company erroneously presented non-cash debt issuance cost incurred in conjunction with credit facility arrangements as a non-cash adjustment to reconcile net loss to net cash used in operating activities in the consolidated cash flow statements when such cost should have been recognized as a change in other assets.

As a result, we have determined to restate our audited consolidated financial statements for the fiscal years ended June 30, 2023 and 2022, including all related unaudited consolidated interim financial statements within the fiscal years ended June 30, 2024, 2023 and 2022.

After re-evaluation, the Company’s management has concluded that considering the errors described above, this represents an additional material weakness in the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting. The material weakness was based upon a lack of sufficiently designed controls over the prevention of fraud and possible management override of controls. To address this material weakness, management plans to continue to devote significant effort and resources to the remediation and improvement of the Company’s internal control over financial reporting. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Moreover, the effectiveness of our controls and procedures may be limited by a variety of factors, including faulty human judgment and simple errors, omissions or mistakes; fraudulent action of an individual or collusion of two or more people; inappropriate management override of procedures; and the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, have been detected, and there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.

We are committed to remediating our material weakness. However, there can be no assurance as to when this material weakness will be remediated or that additional material weaknesses will not arise in the future. If we are unable to maintain effective internal control over financial reporting, our ability to record, process and report financial information in a timely manner and accurately could be adversely affected and could result in a material misstatement in our financial statements, which could subject us to litigation or investigations, require management resources, increase our expenses, negatively affect investor confidence in our financial statements and adversely impact the trading price of our Common Stock.

The restatement of our previously issued financial statements has had a material adverse impact on us, including increased costs, loss of investor confidence, the increased possibility of legal or administrative proceedings and non-compliance with the Nasdaq listing rules.

In connection with the restatements, we have become subject to a number of additional risks and uncertainties, including:

●	We incurred substantial unanticipated costs for accounting, legal and consultancy fees in connection with the restatements and internal investigation, and we expect to continue to incur additional costs;

●	The SEC may institute a formal investigation of the Company’s financial statements. In such an event, investigation will divert our management’s time and attention and cause us to incur substantial costs. These investigations can also lead to fines or injunctions or orders with respect to future activities, as well as further substantial costs and diversion of management time and attention;

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●	Our ability to regain compliance and continue to meet the continued listing standards of the Nasdaq Stock Market; and

●	A pending purported federal securities class action lawsuit has been filed against us, Ronald F. Dutt, our former chairman, Chief Executive Officer and President and our former Chief Financial Officer, Charles A. Scheiwe. The outcome of litigation is uncertain and we may not be successful in defending against these and future claims. In addition, the Company is named as a nominal defendant in a pending purported shareholder derivative lawsuit. These proceedings, and any other regulatory proceedings or actions, can be lengthy, time consuming and disruptive to normal business operations and could cause us to incur significant defense costs, including costs associated with the indemnification of our officers and directors, and could damage our reputation or adversely affect our stock price. Any adverse ruling or unfavorable resolution in any legal or regulatory proceeding or action could have a material adverse effect on our business, operating results, or financial condition. For additional information regarding certain of the matters in which we are involved, see “Legal Proceedings,” contained in Business section of this prospectus.

We, and certain of our current and former officers and directors, face litigation and legal proceedings which could adversely affect our business, financial condition, results of operations or cash flows.

We are subject to lawsuits, legal proceedings and claims in the normal course of our business, which can be expensive, lengthy, and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We are currently the subject of complaints alleging violations of various laws, including but not limited to certain employment lawsuits, a shareholder class action lawsuit and a derivative lawsuit, which are further described under the heading “Legal Proceedings” elsewhere in this prospectus, and in the future could also be subject to other proceedings. These proceedings and any other regulatory proceedings or actions may be time consuming, could cause us to incur significant defense costs and could damage our reputation or adversely affect our stock price. Any adverse ruling or unfavorable resolution in any legal or regulatory proceeding or action could have a material adverse effect on our business, operating results or financial condition. For additional information regarding certain of the matters in which we are involved, see “Legal Proceedings,” contained in Business Section of this prospectus.

We will need to raise additional capital or financing to continue to execute and expand our business.

We expect that our existing cash and additional funding which we believe are available under our GBC Credit Facility, combined with funds available to us under our subordinated line of credit and from our operations, will not be sufficient to meet our anticipated capital resources and to fund our planned operations for the next twelve months (see Liquidity and Financial Condition in Note 3 – Summary of Significant Accounting Policies to the audited consolidated financial statements for additional information). However, the use of such credit facilities remains subject to performance metrics, certain restrictions and compliance with loan covenants. If we are unable to meet the conditions provided in the loan documents, these funds will not be available to us. In addition, should there be any delays in the receipts of key component parts, due in part to supply chain disruptions, our ability to fulfil the backlog of sales orders will be negatively impacted resulting in lower availability of cash resources from operations. We may be required to access other forms of capital to support our expanded operations and execute our business plan by issuing equity or convertible debt securities, or by entering into another form of structured financing or strategic transaction. Our ability to access such forms of capital will be impacted by investor confidence in our business strategy as well as market conditions In addition, our failure to timely file our fiscal 2024 annual report on form 10-K and subsequent fiscal 2025 interim quarterly reports on Form 10-Q means that we currently are ineligible to use a registration statement on Form S-3. We will not be eligible to use a registration statement on Form S-3 again until we have timely filed all materials and reports required to be filed pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934 for a period of at least twelve (12) calendar months immediately preceding the filing of a new registration statement on Form S-3. The inability to use a Form S-3 registration statement will limit our ability to raise capital through sales of our securities in a timely and cost-efficient manner.

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In the event we are required to obtain additional funds, there is no guarantee that additional funds will be available on a timely basis or on acceptable terms. To the extent that we raise additional funds by issuing equity or convertible debt securities, our stockholders may experience additional dilution and such financing may involve restrictive covenants. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other convertible securities that will have additional dilutive effects. We cannot assure that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. Further, we may incur substantial costs in pursuing future capital and/or financing. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations. Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets, and the fact that we have not been profitable, which could impact the availability and cost of future financings. If such funds are not available when required, management will be required to curtail investments in additional sales and marketing and product development, which may have a material adverse effect on future cash flows and results of operations.

In the event of default of the Revolving Note under the GBC Credit Facility, such default could adversely affect our business, financial condition, results of operations or liquidity.

The loans and other obligations of the Company under the GBC Credit Facility are secured by substantially all of our tangible and intangible assets (including, without limitation, intellectual property) pursuant to the terms of a Loan and Security Agreement with GBC dated July 28, 2023 (the “Agreement”) and an Intellectual Property Security Agreement (the “IP Security Agreement”). The GBC Credit Facility is evidenced by a revolving note, which matures on July 28, 2025 (the “Maturity Date”), unless extended, modified, or renewed (the “Revolving Note”). Provided that there is no event of default, the Maturity Date can automatically be extended for one (1) year period upon payment of a renewal fee for each such extension in the amount of three-quarters of one percent (0.75%) of the Revolving Loan Commitment, which fee will be due and payable on or before the applicable Maturity Date. The holder of the Revolving Note is entitled to all of the benefits and security provided for in the Agreement. All Revolving Loans shall be repaid by the Borrower on the Maturity Date, unless payable sooner pursuant to the provisions of the Agreement. As a secured party, upon an event of default, GBC will have a first priority right to the collateral granted to them under the Agreement and IP Security Agreement, and we may lose our ownership interest in the assets pledged as security interest. Events of default have occurred under the GBC Credit Facility associated with certain EBITDA requirements that were not achieved for the three-month period ending April 30, 2024, May 31, 2024 and July 31, 2024, non-compliance with various representations, financial covenants and non-financial covenants relating to our financial restatements under the Agreement. We have obtained waivers with respect to such defaults, which each waive any failure of the Company to be in compliance with such representations, financial covenants and non-financial covenants under the Agreement. We may need to seek waivers in the future and we cannot provide any assurance that such waivers will be available should we not be in compliance with the terms of the GBC Credit Facility in the future. If we had not been able to obtain such waivers, we would have had events of default under the GBC Credit Facility and GBC could terminate their commitments under the facility and foreclose against substantially all our assets. We would likely be forced to seek bankruptcy protection and our investors could lose the full value of their investment in our Common Stock. As such, a default and/or loss of our collateral will have a material adverse effect on our operations, business and financial condition.

We are dependent on one supplier for our battery cells, and the inability of this supplier to continue to deliver, or their refusal to deliver, our battery cells at prices and volumes acceptable to us would have a material adverse effect on our business, prospects and operating results.

We do not manufacture the battery cells used in our energy storage solutions. Our battery cells, which are an integral part of our energy storage solutions, are sourced from a single manufacturer located in China. While we obtain components for our products and systems from multiple sources whenever possible, we have spent a great deal of time in developing and testing our battery cells that we receive from our main supplier. Additionally, our operations are materially dependent upon the continued market acceptance and quality of this manufacturer’s products and its ability to continue to manufacture products that are competitive and that comply with laws relating to environmental and efficiency standards. Our inability to obtain products from our main supplier or a decline in market acceptance of its products could have a material adverse effect on our business, results of operations and financial condition. From time to time we have experienced shortages, allocations and discontinuances of certain components and products, resulting in delays in filling orders. Qualifying new suppliers to compensate for such shortages may be time-consuming and costly. In addition, we may have to recertify our UL Listings for the battery cells from new suppliers, which in turn has led to delays in product acceptance. Similar delays may occur in the future. Furthermore, the performance of the components from our supplier as incorporated in our products may not meet the quality requirements of our customers.

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To date, we have no qualified alternative sources for our battery cells although we research and assess cells from other suppliers on an ongoing basis. We generally do not maintain long-term agreements with our current supplier. While we believe that we will be able to establish additional supplier relationships for our battery cells, we may be unable to do so in the short term or at all at prices, quality or costs that are favorable to us. We intend to undertake and diversify suppliers for our battery cells to lessen this concentration, however, in the near term, this relationship is a critical component in our business and operations. The loss of this supplier, significant changes in our product requirements, delays of significant orders could have a material adverse effect upon the Company’s business, operating results and financial condition.

Changes in business conditions, wars, regulatory requirements, economic conditions and cycles, governmental changes, pandemic, and other factors beyond our control could also affect our suppliers’ ability to deliver components to us on a timely basis or cause us to terminate our relationship with them and require us to find replacements, which we may have difficulty doing. Furthermore, if we experience significant increased demand, or need to replace our existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are favorable to us, at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. In the past, we have replaced certain suppliers because of their failure to provide components that met our quality control standards. The loss of any limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in the deliveries of our battery products and systems to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

Backlog may not be indicative of future operating results.

Future revenue for the Company can be influenced by order backlog. Backlog represents the dollar amount of revenues we expect to recognize in the future from contracts awarded and in progress. Backlog substantially represents new orders. Backlog is not a measure defined by generally accepted accounting principles and is not a measure of contract profitability. Our methodology for determining backlog may not be comparable to methodologies used by other companies in determining their backlog amounts. The backlog values we disclose include anticipated revenues associated with: (1) the original contract amounts; (2) change orders for which we have received written confirmations from the applicable customers; (3) change orders for which we expect to receive confirmations in the ordinary course of business; and (4) claims that we have made against customers. In addition, the timing of order placement, size, and customer delivery dates can create unusual fluctuations in backlog.

We include unapproved change orders for which we expect to receive confirmations in the ordinary course of business in backlog, generally to the extent of the lesser of the amount management expects to recover or the associated costs incurred. Any revenue that would represent profit associated with unapproved change orders is generally excluded from backlog until written confirmation is obtained from the applicable customer. However, consideration is given to our history with the customer as well as the contractual basis under which we may be operating. Accordingly, in certain cases based on our historical experience in resolving unapproved change orders with a customer, the associated profit may be included in backlog. However, if an unapproved change order is under dispute or has been previously rejected by the customer, the associated amount of revenue is treated as a claim.

For amounts included in backlog that are attributable to claims, we include unapproved claims in backlog when we have a legal basis to do so, consider collection to be probable and believe we can reliably estimate the ultimate value. Claims revenue is included in backlog to the extent of the lesser of the amount management expects to recover or associated costs incurred.

Backlog may not be indicative of future operating results, and projects in our backlog may be cancelled, modified or otherwise altered by customers. Our ability to realize revenue from the current backlog is dependent on among other things, the delivery of key parts from our vendors in a timely manner. We can provide no assurance as to the profitability of our contracts reflected in backlog.

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Economic conditions may adversely affect consumer spending and the overall general health of our customers, which, in turn, may adversely affect our financial condition, results of operations and cash resources.

Uncertainty about the current and future global economic conditions may cause our customers to defer purchases or cancel purchase orders for our products in response to tighter credit, decreased cash availability and weakened consumer confidence. Our financial success is sensitive to changes in general economic conditions, both globally and nationally. Recessionary economic cycles, higher interest borrowing rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect consumer spending or buying habits could continue to adversely affect the demand for our products. If credit pressures or other financial difficulties result in insolvency for our customers, it could adversely impact our financial results. There can be no assurances that government and consumer responses to the disruptions in the financial markets will restore consumer confidence.

We are dependent on a few customers for the majority of our net revenues, and our success depends on demand from OEMs and other users of our battery products.

Historically a majority of our product sales have been generated from a small number of OEMs and customers, including three (3) customers who, on an aggregate basis, made up 77% of our sales for the year ended June 30, 2024, and three (3) customers who, on an aggregate basis, made up 80% of our sales for the year ended June 30, 2023. As a result, our success depends on continued demand from this small group of customers and their willingness to incorporate our battery products in their equipment. The loss of a significant customer would have an adverse effect on our revenues. There is no assurance that we will be successful in our efforts to convince end users to accept our products. Our failure to gain acceptance of our products could have a material adverse effect on our financial condition and results of operations.

Additionally, OEMs, their dealers and battery distributors may be subject to changes in demand for their equipment which could significantly affect our business, financial condition and results of operations.

We do not have long-term contracts with our customers.

We do not have long-term contracts with our customers. Future agreements with respect to pricing, returns, promotions, among other things, are subject to periodic negotiation with each customer. No assurance can be given that our customers will continue to do business with us. The loss of any of our significant customers will have a material adverse effect on our business, results of operations, financial condition and liquidity. In addition, the uncertainty of product orders can make it difficult to forecast our sales and allocate our resources in a manner consistent with actual sales, and our expense levels are based in part on our expectations of future sales. If our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls.

Real or perceived hazards associated with Lithium-ion battery technology may affect demand for our products.

Press reports have highlighted situations in which lithium-ion batteries in automobiles and consumer products have caught fire or exploded. In response, the use and transportation of lithium-ion batteries has been prohibited or restricted in certain circumstances. This publicity has resulted in a public perception that lithium-ion batteries are dangerous and unpredictable. Although we believe our energy storage solutions are safe, these perceived hazards may result in customer reluctance to adopt our lithium-ion based technology.

Our products may experience quality problems from time to time that could result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased revenues and harm to our brands.

A catastrophic failure of our battery modules could cause personal or property damages for which we would be potentially liable. Damage to or the failure of our energy storage solutions to perform to customer specifications could result in unexpected warranty expenses or result in a product recall, which would be time consuming and expensive. Such circumstances could result in negative publicity or lawsuits filed against us related to the perceived quality of our products which could harm our brand and decrease demand for our products.

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We may be subject to product liability claims.

If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects, or improper installation, then we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position, and adversely affect sales of our products. In addition, product liability claims, injuries, defects, or other problems experienced by other companies in the solar industry could lead to unfavorable market conditions for the industry as a whole, and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance. Although we carry product liability insurance, it may be insufficient in amount to cover our claims.

Tariffs could be imposed on lithium-ion batteries or on any other component parts by the United States government or a resulting trade war could have a material adverse effect on our results of operations.

The lithium-ion battery industry has been subjected to tariffs implemented by the United States government on goods imported from China. There is an ongoing risk of new or additional tariffs being put in place on lithium-ion batteries or related parts which would dramatically increase the cost of our energy storage solutions. Since all of our lithium-ion batteries are manufactured in China, current and potential tariffs on lithium-ion batteries imported by us from China could increase our costs, require us to increase prices to our customers or, if we are unable to do so, result in lower gross margins on the products sold by us. China has already imposed tariffs on a wide range of American products in retaliation for the American tariffs on steel and aluminum. Additional tariffs could be imposed by China in response to actual or threatened tariffs on products imported from China. The imposition of additional tariffs by the United States could trigger the adoption of tariffs by other countries as well. Any resulting escalation of trade tensions, including a “trade war,” could have a significant adverse effect on world trade and the world economy, as well as on our results of operations. At this time, we cannot predict how such enacted tariffs will impact our business. Tariffs on components imported by us from China could have a material adverse effect on our business and results of operations.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion phosphate cells, could harm our business.

We may experience increases in the costs, or a sustained interruption in the supply or shortage, of raw materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-iron phosphate cells.

These risks include:

●	the inability or unwillingness of battery manufacturers to supply the number of lithium-iron phosphate cells required to support our sales as demand for such rechargeable battery cells increases;

●	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

●	an increase in the cost of raw materials, such as iron and phosphate, used in lithium-iron phosphate cells.

Our success depends on our ability to develop new products and capabilities that respond to customer demand, industry trends or actions by our competitors and failure to do so may cause us to lose our competitiveness in the battery industry and may cause our profits to decline.

Our success will depend on our ability to develop new products and capabilities that respond to customer demand, industry trends or actions by our competitors. There is no assurance that we will be able to successfully develop new products and capabilities that adequately respond to these forces. In addition, changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of our products obsolete or less attractive. If we are unable to offer products and capabilities that satisfy customer demand, respond adequately to changes in industry trends or legislative changes and maintain our competitive position in our markets, our financial condition and results of operations would be materially and adversely affected.

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The research and development of new products and technologies is costly and time consuming, and there are no assurances that our research and development efforts will be either successful or completed within anticipated timeframes, if at all. Our failure to technologically evolve and/or develop new or enhanced products may cause us to lose competitiveness in the battery market. In addition, in order to compete effectively in the renewable battery industry, we must be able to launch new products to meet our customers’ demands in a timely manner. However, we cannot provide assurance that we will be able to install and certify any equipment needed to produce new products in a timely manner, or that the transitioning of our manufacturing facility and resources to full production under any new product programs will not impact production rates or other operational efficiency measures at our manufacturing facility. In addition, new product introductions and applications are risky, and may suffer from a lack of market acceptance, delays in related product development and failure of new products to operate properly. Any failure by us to successfully launch new products, or a failure by us to meet our customers criteria in order to accept such products, could adversely affect our results.

Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.

Any failure to protect our intellectual proprietary rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology.

The protections provided by patent laws will be important to our future opportunities. However, such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

●	The patents we have been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons;

●	The costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable; and

●	Existing and future competitors may independently develop similar technology and/or duplicate our systems in a way that circumvents our patents.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions, nor can we be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. In addition, patent applications that we intend to file in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issue United States patents will be issued. Furthermore, if these patent applications are issued, some foreign countries provide significantly less effective patent enforcement than in the United States.

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The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the near future will afford protection against competitors with similar technology. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

We rely on trade secret protections through confidentiality agreements with our employees, customers and other parties; the breach of such agreements could adversely affect our business and results of operations.

We rely on trade secrets, which we seek to protect, in part, through confidentiality and non-disclosure agreements with our employees, customers and other parties. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any such breach or that our trade secrets will not otherwise become known to or independently developed by competitors. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information that may not be resolved in our favor. We may be involved from time to time in litigation to determine the enforceability, scope and validity of our proprietary rights. Any such litigation could result in substantial cost and diversion of effort by our management and technical personnel.

Our business depends substantially on the continuing efforts of the members of our senior management team and our business may be severely disrupted if we lose their services or are unable to recruit qualified replacements in the event of departures.

We believe that our success is largely dependent upon the continued service of the members of our senior management team, who are responsible for who establishing our corporate strategies and focus, overseeing the execution of our business strategy and ensuring our continued growth. Our continued success will depend on our ability to attract and retain a qualified and competent management team in order to manage our existing operations and support our expansion plans. If any of the members of our senior management team are unable or unwilling to continue in their present positions, we may not be able to replace them readily. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain their replacement. In addition, if any of the members of our senior management team joins a competitor or forms a competing company, we may lose some of our customers. Moreover, if new executive officers are unable to successfully adapt and transition into their new roles, our business may be adversely affected.

If we are forced to implement workforce reductions, our staff resources will be stretched making our ability to comply with legal and regulatory requirements as a public company difficult.

There can be no assurance that our management team will be able to implement and affect programs and policies in an effective and timely manner especially if subject to workforce reductions, that adequately respond to increased legal, regulatory compliance and reporting requirements imposed by such laws and regulations. Our failure to comply with such laws and regulations could lead to the imposition of fines and penalties and further result in the deterioration of our business.

Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

There have been changing laws, regulations and standards relating to corporate governance and public disclosure, including the (Sarbanes-Oxley) Act of 2002, new regulations promulgated by the SEC and rules promulgated by the national securities exchanges. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Members of our Board of Directors and our chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified directors and executive officers, which could harm our business. If the actions we take in our efforts to comply with new or changed laws, regulations and standards differ from the actions intended by regulatory or governing bodies, we could be subject to liability under applicable laws or our reputation may be harmed.

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In addition, Sarbanes-Oxley specifically requires, among other things, that we maintain effective internal controls for financial reporting and disclosure of controls and procedures. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our testing, or the subsequent testing by our independent registered public accounting firm, when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

We may face significant costs relating to environmental regulations for the storage and shipment of our lithium-ion energy storage solutions.

Federal, state, and local regulations impose significant environmental requirements on the manufacture, storage, transportation, and disposal of various components of advanced energy storage systems. Although we believe that our operations are in material compliance with applicable environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. Moreover, Federal, state, and local governments may enact additional regulations relating to the manufacture, storage, transportation, and disposal of components of advanced energy storage systems. Compliance with such additional regulations could require us to devote significant time and resources and could adversely affect demand for our products. There can be no assurance that additional or modified regulations relating to the manufacture, storage, transportation, and disposal of components of advanced energy systems will not be imposed.

Natural disasters, public health crises, political crises and other catastrophic events or other events outside of our control may damage our sole facility or the facilities of third parties on which we depend, and could impact consumer spending.

Our sole production facility is located in southern California near major geologic faults that have experienced earthquakes in the past. An earthquake or other natural disaster or power shortages or outages could disrupt our operations or impair critical systems. Any of these disruptions or other events outside of our control could affect our business negatively, harming our operating results. In addition, if our sole facility, or the facilities of our suppliers, third-party service providers or customers, is affected by natural disasters, such as earthquakes, tsunamis, power shortages or outages, floods or monsoons, public health crises, such as pandemics and epidemics, political crises, such as terrorism, war, political instability or other conflict, or other events outside of our control, our business and operating results could suffer. Moreover, these types of events could negatively impact consumer spending in the impacted regions or, depending upon the severity, globally, which could adversely impact our operating results. Similar disasters occurring at our vendors’ manufacturing facilities could impact our reputation and our consumers’ perception of our brands.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

We utilize information technology systems and networks to process, transmit and store electronic information in connection with our business activities. As the use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks and divert financial resources, have increased in frequency and sophistication. These threats pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data, all of which are vital to our operations and business strategy. There can be no assurance we will succeed in preventing cyber-attacks or successfully mitigating their effects.

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Despite implementing security measures, any of the internal computer systems belonging to us or our suppliers are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failure. Any system failure, accident, security breach or data breach that causes interruptions could result in a material disruption of our product development programs. Further, our information technology and other internal infrastructure systems, including firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure, which could disrupt our operations. If any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur resulting liability, and competitive position may be adversely affected, and the further development of our products may be delayed. Furthermore, we may incur additional costs to remedy the damage caused by these disruptions or security breaches.

Risks Related to Ownership of Our Common Stock and this Offering

We may receive proceeds from the offering in an amount insufficient to meet our business goals.

Because there is no minimum offering amount or escrow account required as a condition to closing, we may close this offering for an amount that is insufficient to meet our business goals described in this prospectus. As a result, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of our existing cash and cash equivalents and the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether such proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of our existing cash and cash equivalents and the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our existing cash and cash equivalents and the net proceeds from this offering in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

The sale of our Common Stock in this offering, including any shares issuable upon exercise of any pre-funded warrants or Common Warrants, and any future sales of our Common Stock, or the perception that such sales could occur, may depress our stock price and our ability to raise funds in new stock offerings.

We may from time-to-time issue additional shares of Common Stock at a discount from the current trading price of our Common Stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our Common Stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or Common Stock. Sales of shares of our Common Stock in this offering, including any shares issuable upon exercise of any pre-funded warrants or Common Warrants issued in this offering and in the public market following this offering, or the perception that such sales could occur, may lower the market price of our Common Stock and may make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all.

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There is no public market for the pre-funded warrants and Common Warrants to purchase Common Stock in this offering.

There is no established public trading market for the pre-funded warrants and Common Warrants that are being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the pre-funded warrants and Common Warrants on any national securities exchange or other trading market. Without an active market, the liquidity of the pre-funded warrants and Common Warrants will be limited.

We may not receive any additional funds upon the exercise of the pre-funded warrants or Common Warrants.

Each Pre-Funded Warrant may be exercised by way of a cashless exercise, meaning that the holder may not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of shares of our Common Stock determined according to the formula set forth in the pre-funded warrants. Accordingly, we may not receive any additional funds upon the exercise of the pre-funded warrants.

Each Common Warrants may be exercised by way of a cashless exercise if at the time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of our Common Stock issuable upon exercise of the Common Warrants to the holder.

Significant holders or beneficial holders of our Common Stock may not be permitted to exercise pre-funded warrants that they hold.

A holder of a Pre-Funded Warrant will not be entitled to exercise any portion of any pre-funded warrants which, upon giving effect to such exercise, would cause the aggregate number of shares of our Common Stock beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, at the election of the purchaser, 9.99%) of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise. Such percentage may be increased or decreased by written notice by the holder of the pre-funded warrants to any other percentage not in excess of 9.99%. Such increase or decrease will not be effective until the sixty-first (61st) day after such notice is delivered to us. As a result, you may not be able to exercise your pre-funded warrants for shares of our Common Stock at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the pre-funded warrants.

The holders of the pre-funded warrants and Common Warrants will have no rights as Common Stockholders until such holders exercise their pre-funded warrants or Common Warrants and acquire shares of our Common Stock.

Except by virtue of such holder’s ownership of shares of our Common Stock, the holder of a Pre-Funded Warrant and Common Warrants will not have the rights or privileges of a holder of our Common Stock, including any voting rights, until such holder exercises the Pre-Funded Warrant and the Common Warrants. Upon exercise of the Pre-Funded Warrant or Common Warrants, the holders will be entitled to exercise the rights of a stockholder of Common Stock only as to matters for which the record date occurs after the exercise date.

Because the public offering price of our securities will be substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding Common Stock following this offering, new investors will experience immediate and substantial dilution.

The assumed combined public offering price of share of Common Stock and the pre-funded warrants are substantially higher than the pro forma as adjusted net tangible book value per share of our Common Stock immediately following this offering based on the value of our total tangible assets less our total tangible liabilities. Therefore, assuming the sale of all Common Stock offered hereby and no sale of any pre-funded warrants in this offering (assuming no exercise of Common Warrants sold in this offering), you will suffer immediate and substantial dilution of $          in the pro forma as adjusted net tangible book value per share of Common Stock as of June 30, 2024, based on the assumed combined public offering price of $          , which is the last reported sale price of our Common Stock on The Nasdaq Capital Market on          2025. Therefore, if you purchase shares of Common Stock and pre-funded warrants in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. See the section titled “Dilution” below for a more detailed discussion of the dilution you will incur if you participate in this offering.

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The price of our stock may be volatile, which could result in substantial losses for investors. Further, an active, liquid and orderly trading market for our Common Stock may not be sustained, and we do not know what the market price of our Common Stock will be, and as a result it may be difficult for you to sell your shares of our Common Stock.

Although our Common Stock is listed on the Nasdaq Capital Market, the market for our shares has demonstrated varying levels of trading activity. Furthermore, an active trading market for our shares may not be sustained in the future. You may not be able to sell your shares quickly or at the market price if trading in shares of our Common Stock is not active. An inactive market may also impair our ability to raise capital by selling shares of our Common Stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using shares of our Common Stock as consideration, which could have a material adverse effect on our business, financial condition, and results of operations. Further, the trading price of our Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our Common Stock, regardless of our actual operating performance. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Common Stock depends in part on the research and reports that securities or industry analysts publish about us or our business.

If one or more of the analysts covering us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. In addition, if one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Sales and issuances of our Common Stock or other securities could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

If we sell additional shares of our Common Stock, convertible securities or other equity securities, existing stockholders may be materially diluted by subsequent sales and new investors could gain rights, preferences, and privileges senior to existing holders of our Common Stock. Pursuant to our obligations under certain registration rights agreements, we have (1) registered on another registration statement filed with the SEC 20,393,816 shares of Common Stock, 1,912,154 warrants to purchase our Common Stock, and 1,912,154 shares of Common Stock issuable upon exercise of the private placement warrants, and (2) agreed to also register on another registration statement shares of Common Stock issuable upon conversion of two outstanding convertible promissory notes issued on March 8, 2024 for the principal amount of $1,500,000 and $2,000,000, respectively issued on pursuant to a Settlement Agreement and Release of All Claims Agreement dated on March 8, 2024. The number of shares that may be sold pursuant to the resale registration statement is subject to cutback in the event that the underwriter or placement determines that inclusion of the resale shares would adversely affect the offering price, timing, distribution or probability of success of the proposed offering. In the event we complete an offering (i) for at least $8 million in a public offering or (ii) of at least $2 million with a non-affiliated purchaser at an effective price of at least 150% of the initial note conversion price, then the convertible notes will be subject to mandatory conversion, subject to certain conditions, at the lower of the then conversion price in effect and the effect price of the securities sold in the financing. Until such time that it is no longer effective, the registration statement registering such securities will permit the resale of these shares. In addition, securityholders may also sell their shares pursuant to an exemption available under the securities laws. The resale, or perceived potential resale, of a substantial number of shares of our Common Stock in the public market could adversely affect the market price for our Common Stock and make it more difficult for other stockholders to sell their holdings at times and prices that they determine are appropriate.

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If we fail to comply with the continued listing standards of the Nasdaq Capital Market, our Common Stock could be delisted. If it is delisted, the market value and the liquidity of our Common Stock would be impacted.

The continued listing of our Common Stock on the Nasdaq Capital Market is contingent on our continued compliance with a number of listing standards. The Nasdaq Capital Market retains substantial discretion to, at any time and without notice, suspend dealings in or remove from any security from listing. In order to maintain this listing, we must maintain certain share prices, financial and share distribution targets, including maintaining a minimum amount of stockholders’ equity and a minimum number of public shareholders. In addition to these objective standards, The Nasdaq Capital Market may delist the securities of any issuer: (i) if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; (ii) if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on The Nasdaq Capital Market inadvisable; (iii) if the issuer sells or disposes of principal operating assets or ceases to be an operating company; (iv) if an issuer fails to comply with the Nasdaq Capital Market’s listing requirements; (v) if an issuer’s Common Stock sells at what The Nasdaq Capital Market considers a “low selling price” and the issuer fails to correct this via a reverse split of shares after notification by the Nasdaq Capital Market; or (vi) if any other event occurs or any condition exists which makes continued listing on the Nasdaq Capital Market, in its opinion, inadvisable. There is no assurance that we will remain in compliance with these standards.

Delisting from The Nasdaq Capital Market would adversely affect our ability to raise additional financing through the public or private sale of equity securities, significantly affect the ability of investors to trade our securities and negatively affect the value and liquidity of our Common Stock. Delisting also could limit our strategic alternatives and attractiveness to potential counterparties and have other negative results, including the potential loss of employee confidence, decreased analyst coverage of our securities, the loss of institutional investors or interest in business development opportunities. Moreover, we committed in connection with the sale of securities to use commercially reasonable efforts to maintain the listing of our Common Stock during such time that certain warrants are outstanding.

The market price of our Common Stock could become volatile, or our trading volume become weak, either of which could lead to the price of our stock being depressed at a time when you may want to sell.

Our Common Stock is being traded on The Nasdaq Capital Market under the symbol “FLUX.” We cannot predict the extent to which investor interest in our Common Stock will lead to the development of an active trading market on that stock exchange or any other exchange in the future. An active market for our Common Stock may never develop. We cannot assure you that the volume of trading in shares of our Common Stock will increase in the future. The trading price of our Common Stock has experienced volatility and is likely to continue to be highly volatile in response to numerous factors which have been discussed in this Section 1A, and additional factors, many of which are beyond our control, including, without limitation, the following:

●	Our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

●	Changes in financial estimates by securities analysts, if any, who might cover our stock;

●	Speculation about our business in the press or the investment community;

●	Significant developments relating to our relationships with our customers or suppliers;

●	Stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industry;

●	Customer demand for our products;

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●	Investor perceptions of our industry in general and our Company in particular;

●	General economic conditions and trends;

●	Announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

●	Changes in accounting standards, policies, guidance, interpretation or principles;

●	Loss of external funding sources;

●	Sales of our Common Stock, including sales by our directors, officers or significant stockholders; and

●	Additions or departures of key personnel, including but not limited to our chief financial officer.

The trading price and volume of our Common Stock may impact your ability to sell your shares of Common Stock, causing you to lose all or part of your investment.

The ownership of our stock is highly concentrated in our management.

As of January 3 2025, our directors and executive officers, and their respective affiliates beneficially owned approximately 27.5% of our outstanding Common Stock, including Common Stock underlying options, and warrants that were exercisable or convertible or which would become exercisable or convertible within 60 days, with Michael Johnson, our director and sole director of Esenjay Investments LLC (“Essenjay”), beneficially owning approximately 25.1% of such outstanding Common Stock. As a result of their ownership, our directors and executive officers and their respective affiliates collectively, and Esenjay, individually, are able to significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control.

We do not intend to pay dividends on shares of our Common Stock for the foreseeable future.

We have never declared or paid any cash dividends on shares of our Common Stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on shares of our Common Stock in the foreseeable future.

 We are not currently in compliance with the continued listing requirements for the Nasdaq Stock Market. If we fail to regain compliance or to meet the continued listing requirements, our Common Stock may be delisted, which could affect the market price of our Common Stock, negatively impact stockholders’ ability to sell shares and negatively impact our ability to access the capital markets.

On January 31, 2025, we received a notice (the “Stockholders’ Equity Notice”) from The Nasdaq Stock Market (“Nasdaq”) LLC notifying the Company that based on its stockholders’ equity of $194,000 as reported in its Form 10-K for the fiscal year ended June 30, 2024, the Company is no longer in compliance with Nasdaq Listing Rule 5550(b)(1), which requires the Company to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on Nasdaq (the “Stockholders’ Equity Requirement”).

Under the Nasdaq rules and pursuant to the Stockholders’ Equity Notice, we had until March 17, 2025 to submit to Nasdaq a plan to regain compliance with the Stockholders’ Equity requirement. On March 17, 2025, we filed such plan with Nasdaq to regain compliance with the Stockholders’ Equity requirement, including requesting an extension through July 30, 2025, which is 180 calendar days from the date of the Stockholders’ Equity Notice to regain compliance of the Stockholders’ Equity Requirement. In the event the plan is not accepted by Nasdaq, or in the event the plan is accepted by Nasdaq and the 180-day extension period is granted, but we fail to regain compliance within such plan period, we would have the right to a hearing before an independent panel. The hearing request would stay any suspension or delisting action pending the conclusion of the hearing process and the expiration of any additional extension period granted by the panel following the hearing. We intend to take all reasonable measures available to regain compliance under the Nasdaq Listing Rules and to remain listed on Nasdaq.

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Any subsequent failure to regain and maintain compliance with the continued listing requirements of Nasdaq could result in delisting of our Common Stock from Nasdaq and negatively impact our company and holders of our Common Stock, including by reducing the liquidity and trading of our Common Stock, limited availability of price quotations and reduced news and analyst coverage. Delisting may adversely impact the perception of our financial condition, cause reputational harm with investors, our employees and parties conducting business with us and limit our access to debt and equity financing.

In addition, we cannot assure that we will be able to continue to comply with the minimum bid price requirement, successfully comply and continue to comply with the stockholders’ equity requirement, and the other standards that we are required to meet in order to maintain a listing of our Common Stock on Nasdaq. Our failure to continue to meet these requirements may result in our Common Stock being delisted from Nasdaq. There can be no assurance that our Common Stock will continue to trade on Nasdaq or trade on the over-the counter markets or any public market in the future. In the event our Common Stock is delisted, our stock price and market liquidity of our stock will be adversely affected which will impact your ability to sell your securities in the market.

Preferred Stock may be issued under our Articles of Incorporation, which may have superior rights to our Common Stock.

Our Articles of Incorporation authorize the issuance of up to 500,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. In addition, these voting, conversion and exchange rights of preferred stock could negatively affect the voting power or other rights of our Common Stockholders. The issuance of any preferred stock could diminish the rights of holders of our Common Stock, or delay or prevent a change of control of our Company, and therefore could reduce the value of such Common Stock.

USE OF PROCEEDS

We estimate that the net proceeds from sale of Common Stock offered by us in this offering will be approximately $         million based on an assumed public offering price of $         per Common Stock (assuming an offering with gross proceeds of $          million), assuming all the shares of Common Stock offered are sold, after deducting the placement agent fees and estimated offering expenses payable by us. These estimates exclude the proceeds, if any, from the exercise of Common Warrants and sale and exercise of pre-funded warrants sold in this offering, if any. However, because this is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the placement agent fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus.

We intend to use the net proceeds of this offering for working capital and general corporate purposes, and          subject to the actual amount of proceeds received.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. Pending our application of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government.

MARKET INFORMATION FOR COMMON STOCK AND DIVIDEND POLICY

Market for Common Stock

Our Common Stock is traded on The Nasdaq Capital Market under the symbol “FLUX.”

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Holders of Record of Common Stock

As of           2025, we had approximately          stockholders of record for our Common Stock. The foregoing number of stockholders of record does not include an unknown number of stockholders who hold their stock in “street name.”

Dividend Policy

We have never declared or paid cash dividends on our Common Stock. We presently do not expect to declare or pay such dividends in the foreseeable future and expect to reinvest all undistributed earnings to expand our operations, which the management believes would be of the most benefit to our stockholders. The declaration of dividends, if any, will be subject to the discretion of our Board of Directors, which may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others.

Purchases of Equity Securities

None.

Equity Compensation Plan Information

The following table provides certain information with respect to our equity compensation plans in effect as of June 30, 2024:

	Number of securities to be issued upon exercise of outstanding options, and settlement of RSUs (a)	Weighted-average exercise price of outstanding options, and issuance price of RSUs (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by stockholder (1)	596,983	$6.64	89,922
Equity compensation plans approved by stockholders (2)	1,122,743	$3.41	777,551
Equity compensation plans approved by stockholders (3)	-	-	312,457
Total	1,719,726	$4.53	1,179,930

(1)	Represents shares of Common Stock reserved for issuance under the 2014 Equity Incentive Plan (the “2014 Plan”) which was approved by our stockholders on February 17, 2015, and was amended on October 25, 2017.
(2)	Represents shares of Common Stock reserved for issuance under the 2021 Equity Incentive Plan (the “2021 Plan”) which was approved by our stockholders on April 29, 2021.
(3)	Represents the number of shares of Common Stock reserved as authorized for the grant of options under the Flux Power Holdings, Inc. 2023 Employee Stock Purchase Plan (the “2023 ESPP”), which was approved by our stockholders on April 20, 2023.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2024:

●	on an actual basis; and

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●	on an as adjusted basis to give effect to the issuance and sale of shares of Common Stock and accompanying Common Warrants in this offering at an assumed combined public offering price of $ per share of Common Stock (the last reported sale price of our Common Stock on The Nasdaq Capital Market on 2025), after deducting placement agent fees and estimated offering expenses payable by us. The as adjusted basis assumes no pre-funded warrants are sold in this offering and excludes the proceeds, if any, from the exercise of any Common Warrants issued in this offering.

The unaudited as adjusted information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read the following table in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the historical financial statements and related notes for the fiscal year ended June 30, 2024 appearing elsewhere in this prospectus.

	As of December 31, 2024
(In thousands, except par value data)	Actual (unaudited)	As Adjusted (unaudited))
Cash	$883,000
Current debt	10,693,000
Long term debt	-
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 30,000,000 shares authorized; 16,682,465 issued and outstanding at December 31, 2024; pro forma as adjusted basis	17,000
Additional paid-in capital	100,514,000
Accumulated deficit	(103,268,000)		)
Total Stockholders’ (deficit) equity	(2,737,000)		)
Total Capitalization	$7,956,000

(1)	The as adjusted information is illustrative only and following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

A $0.15 increase (decrease) in the assumed combined public offering price per Common Stock and accompanying warrant of $       , which was the last reported sale price of our Common Stock on The Nasdaq Capital Market on        , 2025 would increase (decrease) each of cash, Common Stock and additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $       ($      ), assuming that the number of Common Stock and accompanying Common Warrants offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the placement agent fee and estimated offering expenses payable by us and assuming no exercise of Common Warrants.

 The table and discussion above are based on (A)         shares of Common Stock outstanding as of        , and (B) as reflected above in the Pro Forma as Adjusted column includes the issuance and sale of         shares of Common Stock in this offering at an assumed combined public offering price of $         per shares of Common Stock and accompanying Common Warrants (the last reported sale price of our Common Stock on The Nasdaq Capital Market on         but excludes the following:

●	shares Common Stock issuable pursuant to restricted stock units, granted under our 2021 Equity Incentive Plan (the “2021 Plan””) as of December 31, 2024 with a weighted-average exercise price of $ ;

●	shares of Common Stock reserved and available for future issuance under our 2021 Plan as of December 31, 2024;

●	shares Common Stock issuable pursuant to options outstanding, granted under our 2021 Plan, as of December 31, 2024, with an exercise price of $ ;

●	shares Common Stock issuable pursuant to warrants outstanding as of December 31, 2024, with a weighted average exercise price of $ , and

●	up to shares of Common Stock issuable upon the exercise of the Common Warrants to be issued in connection with this offering.

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DILUTION

If you invest in our securities in this offering, your ownership interest will be diluted immediately to the extent of the difference between the combined public offering price per share of our Common Stock and pre-funded warrant and the pro forma as adjusted net tangible book value per share of our Common Stock immediately after this offering.

Our historical net tangible book value (deficit) as of December 31, 2024, was $        or $(        ) per share of our Common Stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total tangible liabilities. Historical net tangible book value (deficit) per share represents our historical net tangible book value (deficit) divided by  16,682,465 shares of our Common Stock outstanding as of December 31, 2024.

After giving effect to the sale of Common Stock and Common Warrants in this offering at an assumed combined public offering price of $          , the closing sale price per share of our Common Stock on         , 2025, and after deducting the estimated placement agent fees and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2024 would have been approximately $          , or $          per share. This represents an immediate increase in pro forma net tangible book value of $        per share to existing stockholders and an immediate dilution of $          per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share of Common Stock		$
Historical net tangible book value per share as of December 31, 2024	$
Increase in the net tangible book value per share attributable to this offering	$
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering

A $0.15 increase (decrease) in the assumed combined public offering price of a share of Common Stock and Common Warrant, assuming that the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same, assuming no exercise of any Common Warrants, and after deducting the estimated placement agent fees and expenses, would increase or decrease our pro forma as adjusted net tangible book value to approximately $       million or $        per share and $        million or $        per share, respectively, representing an immediate dilution of approximately $      and $        per share to new investors purchasing shares of our Common Stock in this offering.

We may also increase or decrease the number of shares of Common Stock and accompanying Common Warrants we are offering. Each increase (decrease) of        shares in the number of Common Stock we are offering would increase (decrease) our pro forma net tangible book value by approximately $          million, or $          per share, and decrease (increase) the dilution per share to new investors participating in this offering by $          per share, assuming that the assumed public offering price per share for each share of Common Stock and accompanying Common Warrants remains the same, and after deducting the placement agent fees and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will change based on the actual public offering price, number of shares and other terms of this offering determined at pricing.

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The foregoing table is based on          shares of Common Stock issued and outstanding as of December 31, 2024, but excludes the following:

●	shares Common Stock issuable pursuant to restricted stock units, granted under our 2021 Equity Incentive Plan (the “2021 Plan””) as of December 31, 2024, a weighted-average exercise price of $ ;

●	shares of Common Stock reserved and available for future issuance under our 2021 Plan as of December 31, 2024;

●	shares Common Stock issuable pursuant to options outstanding, granted under our 2021 Plan, as of December 31, 2024, with an exercise price of $ ;

●	shares Common Stock issuable pursuant to warrants outstanding, as of December 31, 2024, with a weighted average exercise price of $ , and

●	up to shares of Common Stock issuable upon the exercise of the Common Warrants to be issued in connection with this offering.

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding options, warrants or other convertible securities having an exercise price per share less than the offering price per share in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis of our financial condition and results of operations and other parts of this prospectus contain forward-looking statements based upon current beliefs that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those described in or implied by these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward- looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Restatement of the Prior Financial Statements

On January 29, 2025, the Company filed its Annual Report on Form 10-K for June 30, 2024 (“Form 10-K”) as a comprehensive filing for the fiscal years ended June 30, 2024, 2023 and 2022, including interim periods, by the Company unless the context indicates otherwise. As previously disclosed, the Company concluded that the previously issued audited consolidated financial statements for the fiscal years ended June 30, 2023 and all of the quarterly unaudited consolidated financial statements within the fiscal years ended June 30, 2024, 2023 and 2022 (collectively, the “Prior Financial Statements”), could no longer be relied upon due to material accounting errors identified by management and a restatement should be undertaken. As a result, the Company restated its audited consolidated financial statements for the fiscal years ended June 30, 2023 and 2022, including all related unaudited consolidated interim financial statements within the fiscal years ended June 30, 2024, 2023 and 2022, which have been included and appears elsewhere in this prospectus.

In connection with the preparation of its consolidated financial statements as of and for the fiscal year ended June 30, 2024, the Company identified multiple prior-period misstatements within the Prior Financial Statements. As previously disclosed in the Form 12b-25 for the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 filed with the SEC on September 30, 2024, the Company was unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2024 within the prescribed time period because of errors it has discovered at that time in the audited consolidated financial statements as of and for the fiscal year ended June 30, 2023 which required restatement. Specifically, the Company at that time became aware that (i) approximately $1.2 million of excess and obsolete inventory, primarily as a result of a change in battery cells from a new supplier, had not been properly reserved or written-off in earlier periods, resulting in an overstatement of inventories, and (ii) certain loaner service packs were improperly accounted for as finished goods inventory as of June 30, 2023 resulting in an overstatement of inventories of approximately $0.5 million.

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In addition, promptly after learning of these errors, the audit committee initiated an internal investigation, which was conducted with the assistance of independent counsel. As a part of this restatement and evaluation process, along with the internal investigation, the Company also discovered that:

(a)	the Company’s original estimate of the overstatement of inventories had risen due to additional excess and obsolete inventory identified related to inventory components not recorded at the lower of cost or net realizable value, as well as consigned inventory not reconciled in a timely manner;

(b)	the Company had not properly recognized revenue in the periods in which the related performance obligations had been satisfied for a contract with a certain customer, and that the Company had improperly recorded accounts receivable pertaining to that contract as a reduction to its accounts payable owed to that customer although the right of offset conditions under ASC 210-20 had not been met, resulting in misstatements to revenues, accounts receivable and accounts payable;

(c)	the Company had improperly recorded various inventory write downs to research and development expenses although such expenses did not meet the classification criteria for research and development under ASC 730, resulting in an overstatement of research and development expenses and a corresponding understatement of cost of sales;

(d)	the Company had various clearing accounts that had not been reconciled in a timely manner, resulting in misstatements of accounts payable, inventories and cost of sales;

(e)	the Company had not included certain product warranty-related expenses within the proper periods in its calculation of its product warranty reserve estimate, resulting in an understatement of accrued expenses, an understatement of accounts payable and an understatement of cost of sales;

(f)	the Company erroneously presented non-cash debt issuance cost incurred in conjunction with credit facility arrangements as a non-cash adjustment to reconcile net loss to net cash used in operating activities in the consolidated cash flow statements when such cost should have been recognized as a change in other assets.

The impact of applying corrections for these errors is material. Accordingly, prior to the filing of the Company’s Annual Report for fiscal year ended June 30, 2024 (the “Form 10-K”), in coordination with the Board of Directors and audit committee members, the Company determined to restate its audited consolidated financial statements for the fiscal years ended June 30, 2023 and 2022, including all related unaudited consolidated interim financial statements within the fiscal years ended June 30, 2024, 2023 and 2022.

All material restatement information was included in the Form 10-K which was filed with the SEC on January 29, 2025. The Company believes that by presenting all of the information for the periods indicated above in the Form 10-K will allow investors and others to review all pertinent data in a single presentation. As such, the Company has not filed, and does not intend to file, any amended annual or quarterly reports on Form 10-Q or Form 10-K for our annual financial statements for the fiscal years ended June 30, 2023 and 2022, or unaudited consolidated interim financial statements within the fiscal years ended June 30, 2024, 2023 and 2022 or any prior fiscal years. Information about the effects of the restatement on each of these periods is contained in Note 15 – Restatement of Previously Issued Financial Statements and Note 16 – Quarterly Financial Summary (unaudited) to our consolidated financial statements, which appears elsewhere in this prospectus.

As such the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement adjustments made to the previously reported consolidated financial statements for the fiscal years ended June 30, 2023, and 2022. For additional information and a detailed discussion of the restatement, see Note15 – Restatement of Previously Issued Financial Statements in the notes to our consolidated financial statements included in this prospectus.

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Control Considerations

In connection with restatements, the Company conducted an internal investigation of the accounting errors identified. In connection therewith, management has assessed the effectiveness of the Company’s internal control over financial reporting. Management previously concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were not effective during the periods covered by the restatement due to previously identified material weaknesses resulting from having insufficient personnel resources with technical accounting expertise related to certain aspects of the financial reporting process. In early March of 2024, the Company strengthened its internal financial expertise by hiring a new Chief Financial Officer with over 20 years of experience with publicly traded companies and finance and accounting and who also served as an auditor for 10 years with Ernst & Young LLP, where he became a certified public accountant. As part of its ongoing remedial efforts to strengthen controls and procedures, in May 2024 the Company engaged an external financial consultant with extensive technical accounting expertise. In August 2024, the Company engaged an external financial consulting firm to assist the Company with accounting advisory services.

After re-evaluation, the Company’s management has concluded that in connection with restatement and due to a lack of sufficiently designed controls that support an effective assessment of our internal controls relating to the prevention of fraud and possible management override of controls, this represents an additional material weakness in the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting. To address this material weakness, management plans to continue to devote significant effort and resources to the remediation and improvement of the Company’s internal control over financial reporting. While the Company has processes to account for its inventory, under the leadership of the Company’s new Chief Financial Officer, the Company intends to strengthen its internal processes and procedures over inventory management and reporting. The Company has begun updating its processes and controls around inventory obsolescence, the timing of its internal inventory audits and implementation of other measures. In addition, in August 2024, the Company engaged an external financial consulting firm with extensive technical accounting expertise to assist with the analysis of prior periods, along with an independent law firm to conduct an internal review of the events and activities leading to errors in the financial statements.

The Company’s management recognizes that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Additionally, controls can be circumvented by collusion or improper management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, have been detected, and there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.

Based on this assessment, the Company identified material weaknesses in its internal control over financial reporting. Management is taking additional steps to remediate these material weaknesses. See Item 9A, Controls and Procedures, for additional information related to these material weaknesses in internal control over financial reporting and the related remedial measures.

As such following discussion gives effects to the restatement of our consolidated financial statements for the fiscal years ended June 30, 2023, and 2022, discussed in Note 15 – Restatement of Previously Issued Financial Statements to the consolidated financial statements of this prospectus, and should be read together with our consolidated financial statements, the accompanying notes, and other information included in this prospectus

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The discussion should be read in conjunction with the Audited and Unaudited Consolidated Financial Statements and Notes thereto contained in this prospectus. Some of the statements contained in the following discussion of the Company’s financial condition and results of operations refer to future expectations or include other “forward-looking” information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated, including, but not limited to, those discussed in this prospectus under the heading “Risk Factors,” which are incorporated herein by reference. See “Cautionary Note regarding Forward-Looking Statements” included in this prospectus for a discussion of factors to be considered when evaluating forward-looking information detailed below. These factors could cause our actual results to differ materially from the forward-looking statements.

Business Overview

We design, develop, manufacture, and sell a portfolio of advanced lithium-ion energy storage solutions for electrification of a range of industrial and commercial sectors which include material handling and airport ground support equipment (“GSE”). We believe our mobile energy storage solutions provide our customers a reliable, high performing, cost effective, and more environmentally friendly alternative as compared to traditional lead acid and propane-based solutions. Our modular and scalable design allows different configurations of lithium-ion energy storage solutions to be paired with our proprietary wireless battery management system to provide the level of energy storage required and “state of the art” real time monitoring of pack performance. We believe that the increasing demand for lithium-ion energy storage solutions and more environmentally friendly energy storage solutions in the material handling sector should continue to drive our revenue growth.

Our long-term strategy is to meet the rapidly growing demand for lithium-ion energy solutions and to be the supplier of choice, targeting large companies having energy storage needs. We have established selling relationships with customers with large fleets of forklifts and GSE. We intend to reach this goal by investing in research and development to expand our product mix, by expanding our sales and marketing efforts, improving our customer support efforts and improving production efficiencies. Our research and development efforts will continue to focus on providing adaptable, reliable and cost-effective energy storage solutions for our customers. We have filed three new patents on advanced technology related to lithium-ion energy storage solutions. The technology behind these pending patents is designed to:

●	increase battery life by optimizing the charging cycle,

●	give users a better understanding of the health of their battery in use, and

●	apply artificial intelligence to predictively balance the cells for optimal performance.

Our largest sector of penetration thus far has been the material handling sector which we believe is a multi-billion-dollar addressable market. We believe the sector will provide us with an opportunity to grow our business as we enhance our product mix and service levels and grow our sales to large fleets of forklifts and GSE. Applications of our modular packs for other industrial and commercial uses, such as mobile energy storage systems, are providing additional current growth and further opportunities. We intend to continue to expand our supply chain and customer partnerships and seek further partnerships and/or acquisitions that provide synergy to meeting our growth and “building scale” objectives.

The following table summarizes the new orders, shipments, and backlog activities for the last six (6) fiscal quarters:

Fiscal Quarter Ended	Beginning Backlog	New Orders	Shipments	Fiscal Quarter Ended
September 30, 2023	$28,393,000	$8,102,000	$14,787,000	$21,708,000
December 31, 2023	$21,708,000	$26,552,000	$18,203,000	$30,057,000
March 31, 2024	$30,057,000	$4,030,000	$14,457,000	$19,630,000
June 30, 2024	$19,630,000	$11,614,000	$13,377,000	$17,867,000
September 30, 2024	$17,867,000	$19,451,000	$16,125,000	$21,193,000
December 31, 2024	$21,193,000	$13,116,000	$16,830,000	$17,479,000

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“Backlog” represents the amount of anticipated revenues, at a given point in time, we may recognize in the future from existing contractual orders with customers that are in progress and have not yet shipped. Backlog values may not be indicative of future operating results as orders may be cancelled, modified or otherwise altered by customers. In addition, our ability to realize revenue from our backlog will be dependent on the delivery of key parts from our suppliers and our ability to manufacture and ship our products to customers in a timely manner. There can be no assurance that outstanding customer orders will be fulfilled as expected and that our backlog will result in future revenues.

As of February 28, 2025, our order backlog was approximately $19.5 million and, in part, reflects current delays in orders of new forklifts due to a general slowing of capital spending by our customers.

Business Updates

We have experienced some delays in new orders of our energy storage solutions due to corresponding deferrals of new forklift purchases mainly caused by lower capital spending in the market sector that we serve and due to interest rate variability affecting capital spending by certain large customer fleets. While we have had very few cancellations of existing purchase orders, some customers have extended their orders to later periods. Causal rationale for delays is speculative and not definitive, but some customer feedback indicates concerns over the economy and the uncertainty of interest rates, as well as broader geopolitical uncertainty. The impact of order deferrals has required additional selling strategies to support our targeted sales trajectory.

We have seen improvements in our sourcing and purchasing activity, reflecting our efforts to expand and optimize our vendor strategy. Additional improvements include more secondary sources to minimize stock-outs, lower costs from increasing sources, and controlled delivery times, as reflected in our current inventory levels. With strategic supply chain and profitability improvement initiatives, lower costs and higher volume purchasing, we are targeting gross margin improvement to continue. We are highly focused on expanding sales and marketing initiatives to secure new customer relationships and support continued migration to lithium of current customers. We recently have added our second “tier one” OEM private label battery program to supplement our strong OEM relationships and approvals. This collaboration marks a significant milestone for our S-Series line, which now includes products with the UL Type EE certification, which provides added safety and durability capabilities. We are also working with our distribution network to expand customer acquisition with direct-to-customer initiatives.

We are also expanding our deployment of our telemetry solution providing customers with state of health, better asset management, and a platform for more timely management of service and maintenance requirements.

We also announced a new partnership aimed at enhancing the recycling process for end-of-life lithium-ion batteries with the largest critical battery components recycling company in the U.S. This collaboration represents a significant step forward in our ongoing commitment to environmental responsibility.

Nasdaq Stock Market Notices

On October 16, 2024, the Company received a notice (the “October Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) stating that because the Company had not yet filed its Form 10-K for the fiscal year ended June 30, 2024 (the “Form 10-K”), the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule 5250(c)(1)”), which requires Nasdaq-listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission.

On November 20, 2024, the Company received a notice (the “November Notice,” together with the October Notice, the “Notices”) from the Staff of Nasdaq stating that because the Company had not yet filed its Form 10-Q for the period ended September 30, 2024 (the “September Form 10-Q”) and because the Company remains delinquent in filing its Form 10-K (together with the Form 10-Q, the “Delinquent Reports”), the Company does not comply with the Listing Rule 5250(c)(1).

The notices stated that the Company had until December 16, 2024 to submit a plan to regain compliance with the Listing Rule (the “Plan”). If Nasdaq accepts the Company’s Plan to regain compliance, then Nasdaq may grant the Company up to 180 calendar days from the Form 10-K filing due date, or until April 14, 2025, to file the Delinquent Reports to regain compliance. If Nasdaq does not accept the Company’s Plan, then the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel. The Notice had no immediate effect on the listing of the Company’s Common Stock on Nasdaq. On December 16, 2024, the Company filed a plan with Nasdaq to regain Nasdaq compliance, including requesting an extension to file the Delinquent Reports by no later than April 14, 2025. If Nasdaq does not accept the Company’s Plan and the Company fails to prevail in its appeal to Nasdaq, or if the Company fails to meet the Nasdaq listing requirements and do not regain compliance, the Company’s Common Stock will be subject to delisting by Nasdaq. In the event our Common Stock is delisted, our stock price and market liquidity of our stock will be adversely affected which will impact the ability of the Company’s stockholders to sell securities in the market. Further, delisting from Nasdaq markets could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees. On January 29, 2025, the Company filed the Form 10-K and received letter from Nasdaq on January 31, 2025 informing the Company of its partial compliance with the Listing Rule 5250(c)(1)as it relates to the Form 10-K.

On January 31, 2025, the Company received a notice (the “January Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that based on its stockholders’ equity of $194,000 as reported in its Form 10-K for the fiscal year ended June 30, 2024, the Company is no longer in compliance with Nasdaq Listing Rule 5550(b)(1), which requires the Company to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on Nasdaq (the “Stockholders’ Equity Requirement”).

Pursuant to the January Notice, the Company had 45 calendar days from the date of the January Notice, or until March 17, 2025, to submit a plan to regain compliance. On March 17, 2025, the Company filed its plan with Nasdaq to regain compliance with the Stockholders’ Equity Requirement, including requesting an extension through July 30, 2025, which is 180 days from the date of the Stockholders’ Equity Notice, to regain compliance of the Stockholders’ Equity Requirement. In the event the plan is not accepted by Nasdaq, or in the event the plan is accepted by Nasdaq and the 180-day extension period is granted but the Company fails to regain compliance within such plan period, the Company would have the right to a hearing before an independent panel. The hearing request would stay any suspension or delisting action pending the conclusion of the hearing process and the expiration of any additional extension period granted by the panel following the hearing. The Company intends to take all reasonable measures available to regain compliance under the Nasdaq Listing Rules and to remain listed on Nasdaq.

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On February 21, 2025, the Company received a notice (the “February Notice”) from the Nasdaq Listing Qualifications Department (the “Staff”) stating that because the Company had not yet filed its Form 10-Q for the period ended December 31, 2024 (the “December Form 10-Q”), the Company does not comply with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”), which requires Nasdaq-listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission, and required the Company to submit an update to its original plan to regain compliance with the Listing Rule. The Company submitted its update to its original plan to Nasdaq on February 25, 2025, including its plan to file the December Form 10-Q by no later than April 14, 2025. The Company filed the September Form 10-Q and December Form 10-Q on March 20, 2025 and is now current with its required periodic financial reports to be filed with the Securities and Exchange Commission under the Listing Rule.

If Nasdaq does not accept the Company’s Stockholders’ Equity Compliance Plan and the Company fails to prevail in its appeal to Nasdaq, or if the Company fails to comply with the Nasdaq listing requirements and does not regain compliance, the Company’s Common Stock will be subject to delisting by Nasdaq. In the event our Common Stock is delisted, our stock price and market liquidity of our stock will be adversely affected which will impact the ability of the Company’s stockholders to sell securities in the market. Further, delisting from Nasdaq could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees.

Management and Board of Directors Changes

On March 10, 2025, Mr. Dutt, our former chairman and Chief Executive Officer, notified the Company’s Board of his decision to retire and resign from his position as director, Chairman of the Board, Chief Executive Officer and President of the Company and its wholly owned subsidiary, Flux Power, effective March 10, 2025. Mr. Dutt’s stepping down is for personal reasons and not due to any disagreement with the Company’s management team or the Company’s Board on any matter relating to the operations, policies or practices of the Company or any issues regarding the Company’s accounting policies or practices.

In connection with Mr. Dutt’s retirement, the Board appointed Mr. Robinette as the new Chairman of the Board, effective March 10, 2025. Mr. Robinette also currently serves as an independent director, chairperson of the Compensation Committee, and a member of both the Audit Committee and the Nominating and Governance Committee. In addition, the Board appointed Mr. Vanka as director, Chief Executive Officer and President of the Company and Flux Power, effective March 10, 2025.

Overview of 2024 Financing Activities

Gibraltar Credit Facility

On July 28, 2023, we entered into a Loan and Security Agreement (the “Agreement”) with GBC. The Agreement provides us with a senior secured revolving loan facility for up to $15.0 million (the “Revolving Loan Commitment”). The revolving amount available under the GBC Credit Facility is equal to the lesser of the Revolving Loan Commitment and the borrowing base amount (as defined in the Agreement). The GBC Credit Facility is evidenced by a revolving note, which matures on July 28, 2025 (the “Maturity Date”), unless extended, modified or renewed (the “Revolving Note”). Provided that there is no event of default, the Maturity Date can automatically be extended for one (1) year period upon payment of a renewal fee for each such extension in the amount of three-quarters of one percent (0.75%) of the Revolving Loan Commitment, which fee will be due and payable on or before the applicable Maturity Date.

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In addition, subject to conditions and terms set forth in the Agreement, we may request an increase in the Revolving Loan Commitment from time to time upon not less than 30 days’ notice to GBC which increase may be made at the sole discretion of GBC, as long as: (a) the requested increase is in a minimum amount of $1,000,000, and (b) the total increases do not exceed $5,000,000 and no more than five (5) increases are made. Outstanding principal under the GBC Credit Facility accrues interest at Secured Overnight Financing Rate (“SOFR”, as defined in the Agreement) plus five and one half of one percent (5.50%) per annum with such interest payment due monthly on the last day of the month. In the event of default, the amounts due under the Agreement bear interest at a rate per annum equal to three percent (3.0%) above the rate that is otherwise applicable to such amounts. We paid GBC a non-refundable closing fee for the GBC Credit Facility of $112,500 upon the execution of the Agreement. In addition, we are required to pay a monthly unused line fee equal to one-half of one percent (0.50%) per annum on the difference between the Revolving Loan Commitment and the average outstanding principal balance of the revolving loan(s) for such month. The obligations under the GBC Credit Facility may be prepaid in whole or in part at any time upon an exit fee of (a) two percent (2.00%) of the Revolving Loan Commitment if the obligations are paid in full during the first year after the closing date, or (b) one percent (1.00%) of the Revolving Loan Commitment if the obligations are paid in full one year after the closing date, provided, that, the exit fee will be waived if such prepayment occurs in connection with the refinancing of the obligations with Bank of America, N.A., as lender.

On November 2, 2023, we entered into the First Amendment to Loan and Security Agreement (the “First Amendment”) with Gibraltar Business Capital, LLC (“GBC”), which amended certain definition of the Subordinated Debt referenced in the Loan and Security Agreement dated July 28, 2023 as Subordinated Debt owed by Borrower to Cleveland Capital L.P. pursuant to that certain Subordinated Unsecured Promissory Note, dated as of November 1, 2023, in the aggregate principal amount of $2,000,000.

On January 30, 2024, we entered into the Second Amendment to Loan and Security Agreement (the “Second Amendment”) with GBC, which amended certain terms of the Loan and Security Agreement dated July 28, 2023, including but not limited to, (i) increasing the commitment amount from $15 million to $16 million, (ii) adding an additional non-refundable closing fee in the amount of $7,500 in cash for the increase in the commitment amount to $16 million, (iii) amending the definition of “Eligible Accounts;” and (iv) amending the EBITDA Minimum financial covenant. In consideration for the Second Amendment, we agreed to pay GBC a non-refundable amendment fee of $10,000 in cash, in addition to the $7,500 non-refundable closing fee paid.

Our loans and other obligations under the GBC Credit Facility are secured by substantially all of our tangible and intangible assets (including, without limitation, intellectual property) pursuant to the terms of the Agreement and the Intellectual Property Security Agreement entered into by GBC and us on July 28, 2023. During the year ended June 30, 2024, we had multiple drawdowns under the GBC Credit Facility totaling $65.8 million, inclusive of the full repayment of the SVB Credit Facility and made multiple repayments totaling $52.0 million. As of June 30, 2024, the outstanding balance under the GBC Credit Facility was approximately $13.8 million.

In April 2024, we notified GBC of a certain event of default with respect to our anticipated failure to maintain the EBITDA covenant for the trailing three (3) month period ended April 30, 2024, (the “Default”). On May 8, 2024, we received a waiver of the Default from GBC (the “Waiver”), subject to satisfaction of the following conditions: (i) receipt of a counterpart of the Waiver duly executed by us; (ii) receipt of a fee of $20,000; (iii) receipt of the representations and warranties from us that after giving effect to the Waiver, the representations and warranties contained in the Agreement, the Waiver and the other Loan Documents shall be true and correct; and (iv) after giving effect to the Waiver, no additional event of default shall have occurred and be continuing on and as of the effective date of the Waiver.

On May 31, 2024, we entered into the Third Amendment to Loan and Security Agreement (the “Third Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, including but not limited to amending the EBITDA Minimum financial covenant. In consideration for the Third Amendment, we agreed to pay GBC a non-refundable amendment fee of $50,000 in cash.

Under the Agreement, upon an occurrence of an event of default, GBC may, at its option, declare its commitments to us to be terminated and all obligations to be immediately due and payable, all without demand, notice or further action of any kind required on the part of GBC, and/or exercise other remedies available to it among other things including its rights as a secured party. On August 30, 2024, GBC agreed to waive our non-compliance with, and the effects of our non-compliance under, various representations, financial covenants and non-financial covenants relating to our financial restatements (the “August Waiver”). On January 17, 2025, GBC agreed to waive our non-compliance with, and the effects of our non-compliance under, various representations, financial covenants and non-financial covenants relating to our financial restatements and our failure to maintain the EBITDA Minimum for certain financial periods (the “January Waiver”). As a result of the August Waiver and January Waiver, the Company expects that its revolving credit facility remains available subject to meeting certain lending criteria under the Loan Agreement.

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On January 22, 2025, we entered into Amendment No. 4 to Loan and Security Agreement (the “Fourth Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, as amended, relating to the EBITDA Minimum financial covenant of the Company. In consideration for the Fourth Amendment, the Company agreed to pay GBC a non-refundable amendment fee of $50,000 in cash, as follows: (i) $25,000 shall be due and payable on March 1, 2025, and (ii) $25,000 shall be due and payable on April 1, 2025.

We rely on our credit facility with GBC to meet our anticipated capital resources and to fund our operations. The availability of the GBC Credit Facility is subject to satisfaction of certain affirmative covenants and financial covenants including maintaining minimum tangible net worth, and certain limitations on dispositions of assets. The Agreement also contains usual and customary events of default (with customary grace periods, as applicable) and provides that, upon the occurrence of an event of default, payment of all amounts payable under the GBC Credit Facility may be accelerated and/or GBC’s commitment may be terminated by GBC without any action by GBC. Due to our inability to satisfy certain financial covenants and other covenants under the agreement with GBC in the past, we have had to obtain waivers from GBC. In the event we are unable to comply with terms of the Agreement or to obtain waivers from GBC for failure to comply, then funds will be unavailable to us under the GBC Credit Facility and our operations, financial condition and business will be materially and adversely affected.

Segment and Related Information

We operate as a single reportable segment.

Adopted Accounting Pronouncements

The Company did not adopt any new accounting pronouncements during the year ended June 30, 2024.

Recently Issued Accounting Pronouncements

Management has considered all recent accounting pronouncements issued since the last audit of the Company’s consolidated financial statements. In December 2023, the FASB issued Accounting Standards Update 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The standard is effective for our fiscal year ending June 30, 2026, with early adoption permitted. The Company is evaluating the disclosure requirements related to the new standard.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The standard is effective annually for our fiscal year ending June 30, 2025 and interim periods thereafter. Early adoption is permitted. The Company is evaluating the disclosure requirements related to the new standard.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on its historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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We believe the following critical accounting policies and estimates affect the preparation of our financial statements:

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts. We have not experienced significant issues related to the collection of our accounts receivable. As of June 30, 2024, we had an allowance for credit losses of $55,000. We did not record an allowance for credit losses during the years ended June 30, 2023 and 2022.

Inventories

Inventories consist primarily of battery management systems and the related subcomponents and are stated at the lower of cost (first-in, first-out) or net realizable value. We evaluate inventories to determine if write-downs are necessary due to obsolescence or if the inventory levels are in excess of anticipated demand at market value based on consideration of historical sales and product development plans. We recorded an adjustment related to obsolete inventory in the amount of approximately $490,00, $690,000 and $665,000 during the years ended June 30, 2024, 2023 and 2022, respectively.

Revenue Recognition

We recognize revenue in accordance to the Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all contracts. We derive our revenue from the sale of products to customers. We sell our products primarily through a distribution network of equipment dealers, OEMs and battery distributors in primarily North America. We recognize revenue for the products when all significant risks and rewards have been transferred to the customer, there is no continuing managerial involvement associated with ownership of the goods sold is retained, no effective control over the goods sold is retained, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transactions will flow to us and the costs incurred or to be incurred with respect to the transaction can be measured reliably.

Product revenue is recognized as a distinct single performance obligation which represents the point in time that a customer receives delivery of our products. Our customers do have a right to return product, but our returns have historically been minimal.

Product Warranties

We evaluate our exposure to product warranty obligations based on historical experience. Our products, primarily lift equipment packs, are warrantied for five years unless modified by a separate agreement. As of June 30, 2024, 2023 and 2022, we carried warranty liability of approximately $3,018,000, $1,600,000 and $1,012,000, respectively, which is included in accrued expenses on our consolidated balance sheets.

Stock-based Compensation

Pursuant to the provisions of the Financial Accounting Standards Board (“FASB”) ASC Topic No. 718-10, Compensation-Stock Compensation, which establishes accounting for equity instruments exchanged for employee service, we utilize the Black-Scholes option pricing model to estimate the fair value of employee stock option awards at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected life. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our share-based compensation. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions will be based on, or determined from, external data and other assumptions may be derived from our historical experience with stock-based payment arrangements. The appropriate weight to place on historical experience is a matter of judgment, based on relevant facts and circumstances.

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Common stock or equity instruments such as warrants issued for services to non-employees are valued at their estimated fair value at the measurement date (the date when a firm commitment for performance of the services is reached, typically the date of issuance, or when performance is complete). If the total value exceeds the par value of the stock issued, the value in excess of the par value is added to the additional paid-in-capital.

Results of Operations

Comparison of Results of Operations of the Three and Six Months Ended December 31, 2024 and 2023 (restated)

The following table represents our unaudited condensed consolidated statement of operations for the three months ended December 31, 2024 and 2023.

	Three months ended December 31,
	2024		2023
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$16,830,000	100%	$18,203,000	100%
Cost of sales	11,367,000	68	12,822,000	70
Gross profit	5,463,000	32	5,381,000	30

Operating expenses:
Selling and administrative	5,985,000	35	4,593,000	25
Research and development	957,000	6	1,235,000	7
Total operating expenses	6,942,000	41	5,828,000	32

Operating loss	(1,479,000)	(8)	(447,000)	(2)

Interest income (expense), net	(408,000)	(3)	(449,000)	(3)

Net loss	$(1,887,000)	(11)%	$(896,000)	(5)%

Revenues

Revenues for the quarter ended December 31, 2024 was $16,830,000 versus $18,203,000 for the quarter ended December 31, 2023. The decrease of $1,373,000 or 8% was driven by lower demand in the material handling market and lower average selling prices due to product mix.

Cost of Sales

Cost of sales for the quarter ended December 31, 2024 was $11,367,000 or 68% of revenue versus $12,822,000 or 70% of revenue for the quarter ended December 31, 2023. The decrease in cost of sales was directly associated with a decrease in units of energy storage packs sold during the current quarter, and lower average cost of sales per unit achieved during the current quarter as a result of our product cost improvement initiatives, partially offset by higher warranty costs.

Gross Profit

Gross profit for the quarter ended December 31, 2024 was $5,463,000 or 32% of revenue versus $5,381,000 or 30% of revenue for the quarter ended December 31, 2023. The 200 basis point increase in gross profit margin (gross profit as a percent of revenues) was primarily driven by a decrease in average costs, partially offset by an increase in warranty costs.

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Selling and Administrative Expenses

Selling and administrative expenses for the quarter ended December 31, 2024 were $5,985,000 versus $4,593,000 for the quarter ended December 31, 2023. The increase of $1,392,000 or 30% was primarily attributable to variable incentive compensation, severance and professional fees associated with the multi-year restatement of previously filed financial statements.

Research and Development Expense

Research and development expenses for the quarter ended December 31, 2024 was $957,000 versus $1,235,000 for the quarter ended December 31, 2023. The decrease of $278,000 was mainly driven by lower salaries and stock-based compensation.

Interest Income (Expense), net

Interest income (expense), net for the quarter ended December 31, 2024 was $408,000 versus $449,000 for the quarter ended December 31, 2023. The decrease of $41,000 or 9% was primarily related to lower balances outstanding under our credit facilities.

Net Loss

Net loss for the quarter ended December 31, 2024, was $1,887,000 versus $896,000 for the quarter ended December 31, 2023. The increase in net loss was primarily attributable to the increase in operating expenses related to costs associated with the multi-year restatement of previously filed financial statements and executive severance.

The following table represents our unaudited condensed consolidated statement of operations for the six months ended December 31, 2024 and 2023.

	Six months ended December 31,
	2024		2023
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$32,955,000	100%	$32,990,000	100%
Cost of sales	22,274,000	68	23,374,000	71
Gross profit	10,681,000	32	9,616,000	29

Operating expenses:
Selling and administrative	11,100,000	33	9,318,000	28
Research and development	2,272,000	7	2,530,000	8
Total operating expenses	13,372,000	40	11,848,000	36

Operating loss	(2,691,000)	(8)	(2,232,000)	(7)

Interest income (expense), net	(865,000)	(3)	(852,000)	(2)

Net loss	$(3,556,000)	(11)%	$(3,084,000)	(9)%

Revenues

Revenues for the six months ended December 31, 2024 were $32,955,000 versus $32,990,000 for the six months ended December 31, 2023. Revenues were nearly flat with decreases in the material handling market being nearly offset by gains in the ground support market.

Cost of Sales

Cost of sales for the six months ended December 31, 2024 was $22,274,000 or 68% of revenue versus $23.374,000 or 71% of revenue for the six months ended December 31, 2023. The decrease of $1,100,000 was mostly attributed to a reduction in average costs for material handling battery packs slightly offset by an increase in warranty expense. The decline in cost of sales as a percent of revenue of 300 basis points was driven by an increase in average selling prices in the ground support market and reduced costs in material handling.

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Gross Profit

Gross profit for the six months ended December 31, 2024 was $10,681,000 or 32% of revenue versus $9,616,000 or 29% of revenue for the six months ended December 31, 2023. The 300 basis point increase in gross profit margin (gross profit as a percent of revenues) was primarily driven by an increase in average selling prices in the ground support market and reduced costs in material handling.

Selling and Administrative Expenses

Selling and administrative expenses for the six months ended December 31, 2024 were $11,100,000 versus $9,318,000 for the quarter six months December 31, 2023. The increase of $1,782,000 or 19% was primarily attributable to higher variable incentive compensation, severance and professional fees associated with the multi-year restatement of previously filed financial statements.

Research and Development Expense

Research and development expenses for the six months ended December 31, 2024 were $2,272,000 versus $2,530,000 for the six months ended December 31, 2023. The decrease of $258,000 was primarily attributable to lower salaries and stock-based compensation.

Interest Income (Expense), net

Interest income (expense), net for the six months ended December 31, 2024 was $865,000 versus $852,000 for the six months ended December 31, 2023, relatively flat year over year.

Net Loss

Net loss for the six months ended December 31, 2024, was $3,556,000 versus $3,084,000 for the six months ended December 31, 2023. The increase in net loss was primarily attributable to the increase in operating expenses related to costs associated with the multi-year restatement of previously filed financial statements and executive severance, partially offset by the increase in gross profit.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA is calculated by taking net loss and adding back the expenses related to interest, income taxes, depreciation, amortization and stock-based compensation, each of which has been calculated in accordance with GAAP. Adjusted EBITDA was a loss of $951,000 for the quarter ended December 31, 2024, a decrease of $1,160,000 compared to a gain of $209,000 for the quarter ended December 31, 2023. Adjusted EBITDA was a loss of approximately $1,564,000 for the six months ended December 31, 2024, a loss increase of $525,000 compared to a loss of $1,039,000 for the six months ended December 31, 2023.

Management believes that Adjusted EBITDA, when viewed with our results under GAAP and the accompanying reconciliations, provides useful information about our period-over-period results. Adjusted EBITDA is presented because management believes it provides additional information with respect to the performance of our fundamental business activities and is also frequently used by securities analysts, investors and other interested parties in the evaluation of comparable companies. We also rely on Adjusted EBITDA as a primary measure to review and assess the operating performance of our company and our management team.

As Adjusted EBITDA is a non-GAAP financial measure, it should not be construed as a substitute for EBITDA and net income (loss) (as determined in accordance with GAAP) for the purpose of analyzing our operating performance or financial position.

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A reconciliation of our Adjusted EBITDA to net loss is included in the table below:

	Three months ended December 31,		Six months ended December 31,
	2024	2023	2024	2023
Net loss	$(1,887,000)	$(896,000)	$(3,556,000)	$(3,084,000)
Add/Subtract:
Interest, net	408,000	449,000	865,000	852,000
Income tax provision	-	-	-	-
Depreciation and amortization	250,000	262,000	502,000	523,000
EBITDA	(1,229,000)	(185,000)	(2,189,000)	(1,709,000)
Add/Subtract:
Stock-based compensation	278,000	394,000	625,000	670,000
Adjusted EBITDA	$(951,000)	$209,000	$(1,564,000)	$(1,039,000)

Liquidity and Capital Resources

Overview

To date, our business has not generated sufficient cash to fund our operations. However, given our existing backlog, we anticipate that revenue growth coupled with improvement in our gross margin and lower operating expenses will move us closer to profitability and improve our cash flow. Our gross margin improvement plan includes, but is not limited to, efforts to reduce product costs while increasing the price of our products for new orders. We received new orders during the six months ended December 31, 2024 of approximately $32.6 million.

As of December 31, 2024, we had an existing cash balance of $0.9 million, $6.3 million available under our $16.0 million GBC Credit Facility, subject to borrowing base limitations, and $1.0 million available from Cleveland Capital under our $2.0 million 2023 Subordinated LOC.

On January 22, 2025, we entered into Amendment No. 4 to the Loan and Security Agreement (the “Fourth Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, as amended, relating to the EBITDA Minimum financial covenant of the Company. In consideration for the Fourth Amendment, we agreed to pay GBC a non-refundable amendment fee of $50,000 in cash, as follows: (i) $25,000 paid on March 1, 2025, and (ii) $25,000 shall be due and payable on April 1, 2025.

As of January 31, 2025, we believe our cash balance of $0.4 million, together with $4.9 million available under our $16.0 million revolving line of credit with GBC, subject to borrowing base limitations, and $1.0 million available under the subordinated line of credit (“Subordinated LOC”) through August 2025, will not be sufficient to meet our anticipated capital resources to fund planned operations for the next twelve (12) months. See “Future Liquidity Needs” below and Liquidity and Financial Condition in Note 2 – Summary of Significant Accounting Policies to the unaudited condensed consolidated financial statements for additional information.

Cash Flows

Cash Flow Summary

	Six months ended December 31,
	2024	2023
Net cash provided by (used in) operating activities	$3,774,000	$(4,045,000)
Net cash used in investing activities	(317,000)	(338,000)
Net cash provided by (used in) financing activities	(3,217,000)	3,588,000
Net change in cash	$240,000	$(795,000)

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Operating Activities

Net cash provided by operating activities was $3,774,000 for the six months ended December 31, 2024, which consisted of $5,389,000 provided by changes in operating assets and liabilities and $1,941,000 of non-cash operating costs, partially offset by net loss of $3,556,000. The primary changes in operating assets and liabilities were a decrease in accounts receivable, a decrease in inventories and an increase in accounts payable and accrued expenses combined, partially offset by office lease payable payments.

Net cash used in operating activities was $4,045,000 for the six months ended December 31, 2023, which consisted of net loss of $3,084,000 and $2,817,000 used in changes in operating assets and liabilities, partially offset by $1,856,000 of non-cash operating costs. The primary changes in operating assets and liabilities were an increase in accounts receivable, partially offset by a reduction in accounts payable and accrued expenses combined and a reduction in inventories.

Investing Activities

Net cash used in investing activities for the six months ended December 31, 2024 was $317,000, which consisted primarily of equipment purchases.

Net cash used in investing activities for the six months ended December 31, 2023 was $338,000, which consisted primarily of equipment purchases.

Financing Activities

Net cash used in financing activities for the six months ended December 31, 2024 was $3,217,000, which primarily consisted of $4,141,000 in net repayments under the working capital line of credit, partially offset by $1,000,000 of subordinated debt borrowings.

Net cash provided by financing activities for the six months ended December 31, 2023 was $3,588,000, which primarily consisted of $3,663,000 in net borrowing under the working capital line of credit.

Critical Accounting Policies

The unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. Information with respect to our critical accounting policies which we believe could have the most significant effect on our reported results and require subjective or complex judgments by management is contained in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of our Annual Report on Form 10-K for the fiscal year ended June 30, 2024 filed with the SEC on January 29, 2025.

Comparison of Results of Operations of the Fiscal Years Ended June 30, 2024 and 2023 (restated)

The following discussion should be read in conjunction with our financial statements and the related notes that appear elsewhere in this prospectus.

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The following table represents our statement of operations for the fiscal years ended June 30, 2024 (“fiscal 2024”) and June 30, 2023 (“fiscal 2023”).

	Year ended June 30, 2024		Year ended June 30, 2023
	Amount	% of Revenues	Amount	% of Revenues
			Restated
Revenues	$60,824,000	100%	$66,488,000	100%
Cost of sales	43,591,000	72	50,598,000	76
Gross profit	17,233,000	28	15,890,000	24

Operating expenses:
Selling and administrative	18,932,000	31	17,620,000	27
Research and development	4,916,000	8	4,682,000	7
Total operating expenses	23,848,000	39	22,302,000	34

Operating loss	(6,615,000)	(11)	(6,412,000)	(10)

Other income (expense):
Other income	-	-	8,000	-
Interest expense	(1,718,000)	(3)	(1,339,000)	(2)

Net loss	$(8,333,000)	(14)%	$(7,743,000)	(12)%

Revenues

Historically our product focus has been on material handling equipment, reflecting a mix of walkie pallet jacks and higher capacity packs for Class 1, 2, and 3 forklifts. Over the past two years, we expanded our product offering into adjacent applications, including airport GSE. The launch of larger packs over the past two years has shifted our portfolio mix to include packs with higher average selling prices as compared to our historical mix. We believe that we are well positioned to address the needs of many segments within the material handling sector in light of our modular and scalable energy storage solution design coupled with our proprietary battery management system that can be coupled with our telemetry based “SkyBMS” product offering.

We sell our products through several different channels including OEMs, lift equipment dealers and battery distributors as well as directly to end users, primarily in North America. The channels sell principally to large company, national accounts. We sell certain energy storage solutions directly to other accounts including industrial equipment manufacturers and end users.

Revenues for fiscal 2024 decreased $5,664,000 or 9%, to $60,824,000, compared to $66,488,000 for fiscal 2023. The decrease in revenues was primarily in GSE reflecting a delay in shipments to a large customer. Material Handling revenue also declined year-over-year as our OEM customers experienced double digit declines in sales. In both cases the decrease in sales volume was partially offset by shifts to higher priced products as well as certain pricing increases.

Cost of Sales

Cost of sales for fiscal 2024 decreased $7,007,000, or 14%, to $43,591,000, compared to $50,598,000 for fiscal 2023. The decrease in cost of sales was directly associated with lower sales of energy storage solutions, partially offset by lower average cost of sales per unit achieved during the current year as a result of our gross margin improvement initiatives, including design enhancements to lower cost, improve serviceability, simplify bill of materials and supply chain initiatives to improve inventory turns and create part commonality across multiple product line. Cost of sales as a percentage of revenues for fiscal 2024 was 72%, a decrease of four percentage points, compared to 76% for fiscal 2023.

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Gross Profit

Gross profit for fiscal 2024 increased $1,343,000 or 8%, to $17,233,000, compared to $15,890,000 for fiscal 2023. The increase in profitability reflects sales of higher margin products and the impact of cost savings initiatives more than offsetting the effect of the decline in GSE unit sales. Gross profit margin (gross profit expressed as a percentage of revenues) increased to 28% for fiscal 2024 compared to 24% for fiscal 2023. The 400 basis point improvement in gross profit margin reflects the shift to higher margin products and the effect of cost control and reduction initiatives.

Selling and Administrative

Selling and administrative expenses for fiscal 2024 increased $1,312,000 or 7%, to $18,932,000, compared to $17,620,000 for fiscal 2023. Such expenses consist primarily of salaries and personnel-related expenses, sales force commissions, consulting fees, facilities-related expenses, outbound shipping costs, insurance premiums, marketing expenses, travel expenses, public relations expenses and bad debt expenses. The increase in selling and administrative expense was primarily attributable to increases in stock-based compensation, new hires in sales, sales force commissions, professional service fees and depreciation, which were partially offset by reductions in bonus expenses and insurance premiums.

Research and Development

Research and development expenses for fiscal 2024 increased $234,000 or 5%, to $4,916,000, compared to $4,682,000 for fiscal 2023. Such expenses consist primarily of materials, supplies, salaries and personnel-related expenses, product testing, consulting and other expenses associated with revisions to existing product designs and new product development. The increase in research and development expenses was primarily attributable to increased payroll and related benefits and stock-based compensation, which were partially offset by reductions in materials and testing related to development of new products, equipment rentals and bonuses.

Interest Expense

Interest expense for fiscal 2024 increased $379,000 or 28%, to $1,718,000, compared to $1,339,000 for fiscal 2023. The increase in interest expense was due to higher average balances outstanding on our GBC Credit Facility and higher interest rates, as well as the amortization of approximately $230,000 of debt issuance costs related to our existing lines of credit.

Net Loss

Net loss during fiscal 2024 increased $590,000 or 8%, to $8,333,000 compared to $7,743,000 for fiscal 2023. The higher net loss for fiscal 2024 was primarily attributable to the increase in gross profit being more than offset by greater sales and marketing personnel expenses and commissions as well as the increase in interest expense due to higher levels of borrowing at higher interest rates during the year.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA is calculated taking net loss and adding back the expenses related to interest, income taxes, depreciation, amortization and stock-based compensation, each of which has been calculated in accordance with GAAP. Adjusted EBITDA was a loss of approximately $3,999,000 for fiscal 2024 compared to a loss of $4,707,000 for fiscal 2023.

Management believes that Adjusted EBITDA, when viewed with our results under GAAP and the accompanying reconciliations, provides useful information about our period-over-period results. Adjusted EBITDA is presented because management believes it provides additional information with respect to the performance of our fundamental business activities and is also frequently used by securities analysts, investors and other interested parties in the evaluation of comparable companies. We also rely on Adjusted EBITDA as a primary measure to review and assess the operating performance of our company and our management team.

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As Adjusted EBITDA is a non-GAAP financial measure, it should not be construed as superior to or a substitute for net loss, as determined in accordance with GAAP, for the purpose of analyzing our operating performance or financial position.

A reconciliation of our net loss to Adjusted EBITDA is included in the table below.

	Year ended June 30,
	2024	2023
		Restated
Net loss	$(8,333,000)	$(7,743,000)
Add/Subtract:
Interest, net	1,718,000	1,339,000
Income tax provision	-	-
Depreciation and amortization	1,045,000	899,000
EBITDA	(5,570,000)	(5,505,000)
Add/Subtract:
Stock-based compensation	1,571,000	798,000
Adjusted EBITDA	$(3,999,000)	$(4,707,000)

Comparison of Results of Operations of the Fiscal Years Ended June 30, 2023 (restated) and 2022 (restated)

The following discussion should be read in conjunction with our financial statements and the related notes that appear elsewhere in this Prospectus.

The following table represents our statement of operations for the fiscal years ended June 30, 2023 (“fiscal 2023”) and June 30, 2022 (“fiscal 2022”), as restated

	Year ended June 30, 2023		Year ended June 30, 2022
	Amount	% of Revenues	Amount	% of Revenues
	Restated		Restated
Revenues	$66,488,000	100%	$42,333,000	100%
Cost of sales	50,598,000	76	36,726,000	87
Gross profit	15,890,000	24	5,607,000	13

Operating expenses:
Selling and administrative	17,620,000	27	15,515,000	36
Research and development	4,682,000	7	6,313,000	15
Total operating expenses	22,302,000	34	21,828,000	51

Operating loss	(6,412,000)	(10)	(16,221,000)	(38)

Other income (expense):
Other income	8,000	-	-	-
Interest expense	(1,339,000)	(2)	(252,000)	(1)

Net loss	$(7,743,000)	(12)%	$(16,473,000)	(39)%

Revenues

Revenues for fiscal 2023 increased $24,155,000 or 57%, to $66,488,000, compared to $42,333,000 for fiscal 2022. The increase in revenues was due to sales of energy storage solutions with higher average selling prices and a higher volume of units sold, driven by significant increases in GSE sales. The increase in revenues included both greater sales to existing and new material handling customers as well as an increase in GSE sales. Additionally, we further diversified our sales channels and saw considerable volume improvement in GSE sales as domestic airlines resumed operations with a reinvigorated focus on sustainably scaling their own operations with our environmentally friendly and cost-effective solutions.

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Cost of Sales

Cost of sales for fiscal 2023 increased $13,872,000 or 38%, to $50,598,000, compared to $36,726,000 for fiscal 2022. The increase in cost of sales was directly associated with higher sales of energy storage solutions, partially offset by lower average cost of sales per unit achieved during the current year as a result of our gross margin improvement initiatives, including design enhancements to lower cost, improve serviceability, simplify bill of materials and supply chain initiatives to improve inventory turns and create part commonality across multiple product line. Cost of sales as a percentage of revenues for fiscal 2023 was 76%, a decrease of 11 percentage points, compared to 87% for fiscal 2022.

Gross Profit

Gross profit for fiscal 2023 increased $10,283,000 or 183%, to $15,890,000, compared to $5,607,000 for fiscal 2022. The gross profit margin (gross profit expressed as a percentage of revenues) increased to 24% for fiscal 2023 compared to 13% for fiscal 2022. Gross profit improved by 11 percentage points as a result of a higher volume of units sold with a higher selling price and lower cost of sales as a result of the gross margin improvement initiatives as noted above.

Selling and Administrative

Selling and administrative expenses for fiscal 2023 increased $2,105,000 or 14%, to $17,620,000, compared to $15,515,000 for fiscal 2022. The increase was primarily attributable to increases in personnel expenses related to new hires and temporary labor, severance expenses incurred, sales force commissions, bonus expenses, depreciation, insurance premiums, travel expenses and marketing expenses, which were partially offset by decreases in third-party agent commissions and stock-based compensation.

Research and Development

Research and development expenses for fiscal 2023 decreased $1,631,000 or 26%, to $4,682,000, compared to $6,313,000 for fiscal 2022. Such expenses consisted primarily of materials, supplies, salaries and personnel related expenses, product testing, consulting fees and other expenses associated with revisions to existing product designs and for new product development. The decrease in research and development expenses was primarily due to lower staff-related expenses and expenses related to development of new products.

Interest Expense

Interest expense for fiscal 2023 increased $1,087,000 or 431%, to $1,339,000, compared to $252,000 for fiscal 2022. The increase in interest expense was due to higher average balances outstanding of our SVB Credit Facility and higher interest rates, as well as recording of approximately $482,000 of debt issuance costs amortization related to our existing lines of credit.

Net Loss

Net loss during fiscal 2023 decreased $8,730,000 or 53%, to $7,743,000 compared to $16,473,000 for fiscal 2022. The lower net loss for fiscal 2023 was primarily attributable to increased gross profit, partially offset by increased operating expenses and higher interest expense.

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Adjusted EBITDA

Adjusted EBITDA was a loss of approximately $4,707,000 during fiscal 2023 compared to a loss of $14,935,000 during fiscal 2022. As adjusted EBITDA is a non-GAAP financial measure, it should not be construed as superior to or a substitute for net income (loss) (as determined in accordance with GAAP) for the purpose of analyzing our operating performance or financial position.

A reconciliation of our adjusted EBITDA to net loss is included in the table below.

	Year ended June 30,
	2023	2022
	Restated	Restated
Net loss	$(7,743,000)	$(16,473,000)
Add/Subtract:
Interest, net	1,339,000	252,000
Income tax provision	-	-
Depreciation and amortization	899,000	575,000
EBITDA	(5,505,000)	(15,646,000)
Add/Subtract:
Stock-based compensation	798,000	711,000
Adjusted EBITDA	$(4,707,000)	$(14,935,000)

Liquidity and Capital Resources

Overview

For fiscal 2024, we generated negative cash flows from operations of $4.8 million. As of June 30, 2024, we had an accumulated deficit of $99.7 million. To date, our business has not generated sufficient cash to fund our operations. However, given our existing backlog, we anticipate that revenue growth coupled with improvement in our gross margin and lower operating expenses will move us closer to profitability and improve our cash flow. Our gross margin improvement plan includes, but is not limited to, efforts to reduce product costs while increasing the price of our products for new orders. We received new orders during fiscal 2024 of approximately $50.3 million.

As of June 30, 2024, we had an existing cash balance of $0.6 million, $2.2 million remaining available under our $16.0 million GBC Credit Facility subject to borrowing base limitations, and $2.0 million was available from Cleveland Capital under our 2023 Subordinated LOC. However, if the Company were to experience an event of default, as defined by the loan agreements, as amended, such additional funds may not be made available.

In April 2024 we notified GBC of a certain event of default with respect to our failure to maintain the EBITDA covenant for the trailing three (3) month period ended April 30, 2024, (the “Default”). On May 8, 2024, we received a waiver, which waived the Default, subject to satisfaction of certain conditions, which have been met.

On May 31, 2024, we entered into the Third Amendment to Loan and Security Agreement (the “Third Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, including but not limited to amending the EBITDA Minimum financial covenant. In consideration for the Third Amendment, we agreed to pay GBC a non-refundable amendment fee of $50,000 in cash (See Note 8 – Notes Payable).

On August 30, 2024, GBC agreed to waive our non-compliance with, and the effects of our non-compliance under, various representations, financial covenants and non-financial covenants relating to our financial restatements (the “August Waiver”). On January 17, 2025, GBC agreed to waive our non-compliance with, and the effects of our non-compliance under, various representations, financial covenants and non-financial covenants relating to our financial restatements and our failure to maintain the EBITDA Minimum for certain financial periods (the “January Waiver”). As a result of the August Waiver and January Waiver, we expect that our revolving credit facility remains available subject to meeting certain lending criteria under the Loan Agreement.

On January 22, 2025, we entered into Amendment No. 4 to Loan and Security Agreement (the “Fourth Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, as amended, relating to the EBITDA Minimum financial covenant of the Company. In consideration for the Fourth Amendment, we agreed to pay GBC a non-refundable amendment fee of $50,000 in cash, as follows: (i) $25,000 shall be due and payable on March 1, 2025, and (ii) $25,000 shall be due and payable on April 1, 2025.

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As of December 31, 2024, we believe that our existing cash, together with $6.3 million that currently remains available under our $16.0 million revolving line of credit with Gibraltar Business Capital (“GBC Credit Facility”), subject to borrowing base limitations, and $1.0 million available under the subordinated line of credit (“Subordinated LOC”), will be not be sufficient to meet our anticipated capital resources to fund planned operations for the next twelve (12) months. See “Future Liquidity Needs” below and Liquidity and Financial Condition in Note 3 – Summary of Significant Accounting Policies to the audited consolidated financial statements for additional information.

Cash Flow Summary

	Year ended June 30,
	2024	2023	2022
Net cash used in operating activities	$(4,798,000)	$(3,574,000)	$(23,893,000)
Net cash used in investing activities	(853,000)	(1,024,000)	(797,000)
Net cash provided by financing activities	3,915,000	6,492,000	20,462,000
Net change in cash	$(1,736,000)	$1,894,000	$(4,228,000)

Operating Activities

Net cash used in operating activities was $4,798,000 during fiscal 2024, compared to net cash used in operating activities of $3,574,000 and $23,893,000 during fiscal 2023 and 2022, respectively. The primary uses of cash during fiscal 2024 were the net loss of $8,333,000 and increases in inventory and accounts receivable, that were partially offset by non-cash operating costs and an increase in accounts payable and accrued expenses combined.

The primary uses of cash during fiscal 2023 were the net loss of $7,743,000, as restated and increases in inventory, as restated, office lease payable, customer deposits and other assets, that were partially offset by non-cash operating costs and an increase in accounts payable and accrued expenses combined.

The primary uses of cash during fiscal 2022 were the net loss of $16,473,000, as restated, increases in accounts receivable, inventory, as restated, and other assets, and decreases in accounts payable, accrued expenses and deferred revenue, that were partially offset by increases in customer deposits, deferred revenue and non-cash operating costs.

Investing Activities

Net cash used in investing activities during fiscal 2024 was $853,000, primarily due to purchases of furniture and office equipment, warehouse equipment and other related costs.

Net cash used in investing activities during fiscal 2023 was $1,024,000, primarily due to purchases of furniture and office equipment, warehouse equipment and other related costs.

Net cash used in investing activities during fiscal 2022 was $797,000, primarily due to purchases of furniture and office equipment, computer software, warehouse equipment and other related costs.

Financing Activities

Net cash provided by financing activities during fiscal 2024 was $3,915,000, primarily due to $3,922,000 in net borrowings under the GBC Credit Facility and SVB Credit Facility.

Net cash provided by financing activities during fiscal 2023 was $6,492,000, primarily due to $5,023,000 in net borrowings under the SVB Credit Facility, and $1,556,000 in net proceeds from sales of Common Stock under our ATM offering.

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Net cash provided by financing activities during fiscal 2022 was $20,462,000, primarily due to $13,971,000 in net proceeds from the issuance of Common Stock in a registered offering completed in September 2021, $4,889,000 in net borrowings under the SVB Credit Facility and $1,602,000 in net proceeds from sales of Common Stock under our ATM Offering.

Future Liquidity Needs

We have evaluated our expected cash and working capital requirements, which include, but are not limited to, investments in additional sales and marketing, research and development and capital equipment and have determined that our existing cash resources are not sufficient to meet our anticipated needs for the next twelve (12) months from the date of this prospectus.

As of January 31, 2025, we had a cash balance of $0.4 million, available funding under our GBC Credit Facility for up to $4.9 million, subject to borrowing base limitations, and additional borrowing capacity under our 2023 Subordinated LOC of $1.0 million. Our operations have relied on our ability to successfully maintain and draw on our credit facilities. Our ability to draw funds from the GBC Credit Facility is subject to certain restrictions, covenants and borrowing base limitations. In light of the recent Default under the GBC Credit Facility, the financial covenants in the Agreement were modified to help prevent future defaults.

In addition, our ability to meet projected revenue targets and generate cash from operations has been impacted by delays in new orders of our energy storage solutions, primarily due to deferrals of new forklift purchases caused by lower capital spending in the market sector that we serve and due to interest rate variability affecting capital spending in certain large customer fleets.

Furthermore, should there be any delays in the receipts of key component parts, due in part to supply change disruptions, our ability to fulfill the backlog of sales orders will be negatively impacted resulting in lower availability of cash resources from operations. In that event, we may be required to raise additional funds by issuing equity, convertible debt securities or other forms of indebtedness. If such funds are not available when required, management will be required to curtail investments in new product development, which may have a material adverse effect on future cash flows and results of operations and our ability to continue operating as a going concern.

Our failure to timely file our fiscal 2024 annual report on Form 10-K and subsequent fiscal 2025 interim quarterly reports on Form 10-Q means that we currently are ineligible to use a registration statement on Form S-3. We will not be eligible to use a registration statement on Form S-3 again until we have timely filed all materials and reports required to be filed pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934 for a period of at least twelve (12) calendar months immediately preceding the filing of a new registration statement on Form S-3. The inability to use a Form S-3 registration statement will limit our ability to raise capital through sales of our securities and would require us to file a Form S-1, which would require additional effort to complete. To the extent that we raise additional funds by issuing equity, equity-linked or convertible debt securities, our stockholders may experience dilution and such financing could be costly.

These events and circumstances raise substantial doubt about our ability to continue as a going concern for the next twelve (12) months following the filing date of this prospectus. See Liquidity and Financial Condition in Note 2 – Summary of Significant Accounting Policies to the unaudited condensed consolidated financial statements for additional information, and Note 3 – Summary of Significant Accounting Policies to the audited consolidated financial statements for additional information.

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BUSINESS

Overview

We design, develop, manufacture, and sell a portfolio of advanced lithium-ion energy storage solutions for electrification of a range of industrial commercial sectors which include material handling, airport ground support equipment (“GSE”), and other commercial and industrial applications. We believe our mobile and stationary energy storage solutions provide our customers a reliable, high performing, cost effective, and more environmentally friendly alternative as compared to traditional lead acid and propane-based solutions. Our modular and scalable design allows different configurations of lithium-ion energy storage solutions to be paired with our proprietary wireless battery management system to provide the level of energy storage required and “state of the art” real time monitoring of pack performance. We believe that the increasing demand for lithium-ion energy storage solutions and more environmentally friendly energy storage solutions in the material handling sector should continue to drive our revenue growth.

Our Strategy

Our long-term strategy is to meet the rapidly growing demand for lithium-ion energy solutions and to be the supplier of choice, targeting large companies having demanding energy storage needs. We have established selling relationships with equipment OEMs and customers with large fleets of forklifts and GSE. We intend to reach this goal by investing in research and development to expand our product mix, by expanding our sales and marketing efforts, improving our customer support efforts and continuing our efforts to increase production capacity and efficiencies. Our research and development efforts will continue to focus on providing adaptable, reliable and cost-effective energy storage solutions for our customers.

Our largest sector of penetration thus far has been the material handling sector which we believe is a multi-billion-dollar addressable market. We believe the sector will provide us with an opportunity to grow our business as we enhance our product mix and service levels and grow our sales to large fleets of forklifts and GSE. Applications of our modular packs for other industrial and commercial uses, such as mobile energy storage, are providing additional current and future growth opportunities. We intend to continue to expand and diversify our supply chain and customer base and seek further partnerships that provide synergy to meeting our growth and “building scale” objectives.

Supply Chain Issues and Higher Procurement Costs

Disruptions from the COVID-19 pandemic over the past several years have been largely abated. We addressed supply chain challenges with improved vendor selection, and improved supply chain internal practices. However, we have experienced recent shipment delays of battery packs for some forklift models as a result of production delays from our suppliers. We have seen recent improvements in shipment timing. However, there can be no assurance that our price increases, inventory levels or any future steps we take will be sufficient to offset the rising procurement costs and manage sourcing of raw materials and component parts effectively.

Strategic Initiatives

Our near-term priorities will be to achieve “profitability,” specifically, cash flow breakeven, within our capital constraints. Accordingly, we will continue to pursue supply chain improvements, gross margin expansion initiatives, and cost reductions. In addition, we are focusing on business expansion to accelerate gross margins by:

●	leveraging current high-profile “proven customer relationships” to respond to growing demand of large fleets for lithium-ion value proposition;

●	pursuing new markets that can leverage our technology and manufacturing capabilities;

●	expanding features of our popular “SkyBMS” (telemetry) which provides customized fleet management, and real time reports;

●	expanding our manufacturing and service capacities to ensure customer satisfaction from increased deliveries, and service;

●	capitalizing on our leadership position with new product offerings, particularly to exploit the rising demand for higher power applications; and

●	while we are “agnostic to the type of lithium chemistry,” ensuring our research efforts support other chemistries as they may become available.

There can be no assurance that these initiatives and efforts will be successful.

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Recent Developments

Management Transition

On March 10, 2025, Mr. Dutt, our former chairman and Chief Executive Officer, notified the Company’s Board of his decision to retire and resign from his position as director, Chairman of the Board, Chief Executive Officer and President of the Company and its wholly owned subsidiary, Flux Power, effective March 10, 2025. Mr. Dutt’s stepping down is for personal reasons and not due to any disagreement with the Company’s management team or the Company’s Board on any matter relating to the operations, policies or practices of the Company or any issues regarding the Company’s accounting policies or practices.

In connection with Mr. Dutt’s retirement, the Board appointed Mr. Robinette as the new Chairman of the Board, effective March 10, 2025. Mr. Robinette also currently serves as an independent director, chairperson of the Compensation Committee, and a member of both the Audit Committee and the Nominating and Governance Committee. In addition, the Board appointed Mr. Vanka as director, Chief Executive Officer and President of the Company and Flux Power, effective March 10, 2025.

Credit Facility

On July 28, 2023, we entered into a certain Loan and Security Agreement (the “Agreement”) with Gibraltar Business Capital, LLC, a Delaware limited liability company (“GBC”). The Agreement provides the Company with a senior secured revolving loan facility (the “GBC Credit Facility”) for up to $15.0 million (the “Revolving Loan Commitment”). The revolving amount available under the GBC Credit Facility is equal to the lesser of the Revolving Loan Commitment and the borrowing base amount (as defined in the Agreement). The GBC Credit Facility is evidenced by a revolving note, which matures on July 28, 2025 (the “Maturity Date”), unless extended, modified or renewed (the “Revolving Note”). Provided that there is no event of default, the Maturity Date can automatically be extended for one (1) year period upon payment of a renewal fee for each such extension in the amount of three-quarters of one percent (0.75%) of the Revolving Loan Commitment, which fee will be due and payable on or before the applicable Maturity Date. In addition, subject to conditions and terms set forth in the Agreement, the Company may request an increase in the Revolving Loan Commitment from time to time upon not less than 30 days’ notice to GBC which increase may be made at the sole discretion of GBC, as long as: (a) the requested increase is in a minimum amount of $1,000,000, and (b) the total increases do not exceed $5,000,000 and no more than five (5) increases are made. Outstanding principal under the GBC Credit Facility accrues interest at Secured Overnight Financing Rate (“SOFR”, as defined in the Agreement) plus five and one half of one percent (5.50%) per annum with such interest payment due monthly on the last day of the month. In the event of default, the amounts due under the Agreement bears interest at a rate per annum equal to three percent (3.0%) above the rate that is otherwise applicable to such amounts. We paid GBC a non-refundable closing fee for the GBC Credit Facility of $112,500 upon the execution of the Agreement. In addition, we are required to pay a monthly unused line fee equal to one-half of one percent (0.50%) per annum on the difference between the Revolving Loan Commitment and the average outstanding principal balance of the revolving loan(s) for such month. The obligations under the GBC Credit Facility may be prepaid in whole or in part at any time upon an exit fee of (a) two percent (2.00%) of the Revolving Loan Commitment if the obligations are paid in full during the first year after the closing date, or (b) one percent (1.00%) of the Revolving Loan Commitment if the obligations are paid in full one year after the closing date, provided, that, the exit fee will be waived if such prepayment occurs in connection with the refinancing of the obligations with Bank of America, N.A., as lender.

The loans and other obligations of the Company under the GBC Credit Facility are secured by substantially all of the tangible and intangible assets of the Company (including, without limitation, intellectual property) pursuant to the terms of the Agreement and the Intellectual Property Security Agreement entered into by and among the Company and GBC on July 28, 2023.

In April 2024, we notified GBC of a certain event of default with respect to the Company’s anticipated failure to maintain the EBITDA covenant for the trailing three (3) month period ended April 30, 2024, (the “Default”). On May 8, 2024, the Company received a waiver from GBC, (the “Waiver”) which waived the Default, subject to satisfaction of the following conditions: (i) receipt of a counterpart of the Waiver duly executed by us; (ii) receipt of the waiver fee of $20,000; (iii) receipt of the representations and warranties from us that after giving effect to the Waiver, the representations and warranties contained in the Agreement, the Waiver and the other Loan Documents shall be true and correct; and (iv) after giving effect to the Waiver, no additional event of default shall have occurred and be continuing on and as of the effective date of the Waiver.

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On May 31, 2024, we entered into the Third Amendment to Loan and Security Agreement (the “Third Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, including but not limited to amending the EBITDA Minimum financial covenant. In consideration for the Third Amendment, the Company agreed to pay GBC a non-refundable amendment fee of $50,000 in cash.

Under the Agreement, upon an occurrence of an event of default, GBC may, at its option, declare its commitments to the Company to be terminated and all obligations to be immediately due and payable, all without demand, notice or further action of any kind required on the part of GBC, and/or exercise other remedies available to it among other things including its rights as a secured party. On August 30, 2024, GBC agreed to waive the Company’s non-compliance with, and the effects of its non-compliance under, various representations, financial covenants and non-financial covenants relating to the Company’s restatement (the “August Waiver”). On January 17, 2025, GBC agreed to waive our non-compliance with, and the effects of our non-compliance under, various representations, financial covenants and non-financial covenants relating to our financial restatements and our failure to maintain the EBITDA Minimum for certain financial periods (the “January Waiver”). As a result of the August Waiver and January Waiver, the Company expects that its revolving credit facility remains available subject to meeting certain lending criteria under the Loan Agreement.

On January 22, 2025, we entered into Amendment No. 4 to Loan and Security Agreement (the “Fourth Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, as amended, relating to the EBITDA Minimum financial covenant of the Company. In consideration for the Fourth Amendment, the Company agreed to pay GBC a non-refundable amendment fee of $50,000 in cash, as follows: (i) $25,000 shall be due and payable on March 1, 2025, and (ii) $25,000 shall be due and payable on April 1, 2025.

We rely on our credit facility with GBC to meet our anticipated capital resources and to fund our operations. The availability of the GBC Credit Facility is subject to satisfaction of certain affirmative covenants and financial covenants including maintaining minimum tangible net worth, and certain limitations on dispositions of assets. The Agreement also contains usual and customary events of default (with customary grace periods, as applicable) and provides that, upon the occurrence of an event of default, payment of all amounts payable under the GBC Credit Facility may be accelerated and/or GBC’s commitment may be terminated by GBC without any action by GBC. Due to our inability to satisfy certain financial covenants and other covenants under the agreement with GBC we have previously needed to obtain waivers from GBC. In the event we are unable to comply with terms of the Agreement or to obtain a waiver from GBC, funds will be unavailable to us under the GBC Credit Facility, and our operations, financial condition and business will be materially and adversely affected.

Nasdaq Stock Market Notices

On October 16, 2024, the Company received a notice (the “October Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) stating that because the Company had not yet filed its Form 10-K for the fiscal year ended June 30, 2024 (the “Form 10-K”), the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule 5250(c)(1)”), which requires Nasdaq-listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission.

On November 20, 2024, the Company received a notice (the “November Notice,” together with the October Notice, the “Notices”) from the Staff of Nasdaq stating that because the Company had not yet filed its Form 10-Q for the period ended September 30, 2024 (the “Form 10-Q”) and because the Company remains delinquent in filing its Form 10-K (together with the Form 10-Q, the “Delinquent Reports”), the Company does not comply with the Listing Rule 5250(c)(1). The notices stated that the Company had until December 16, 2024 to submit a plan to regain compliance with the Listing Rule 5250(c)(1)(the “Plan”). If Nasdaq accepts the Company’s Plan to regain compliance, then Nasdaq may grant the Company up to 180 calendar days from the Form 10-K filing due date, or until April 14, 2025, to file the Delinquent Reports to regain compliance. If Nasdaq does not accept the Company’s Plan, then the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel. The Notice had no immediate effect on the listing of the Company’s Common Stock on Nasdaq. On December 16, 2024, the Company filed a plan with Nasdaq to regain Nasdaq compliance, including requesting an extension to file the Delinquent Reports by no later than April 14, 2025. If Nasdaq does not accept the Company’s Plan and the Company fails to prevail in its appeal to Nasdaq, or if the Company fails to meet the Nasdaq listing requirements and do not regain compliance, the Company’s Common Stock will be subject to delisting by Nasdaq. On January 29, 2025, the Company filed the Form 10-K and received letter from Nasdaq on January 31, 2025 informing the Company of its partial compliance with the Listing Rule 5250(c)(1)as it relates to the Form 10-K.

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On February 21, 2025, the Company received an additional notice (the “Notice”) from the Staff of Nasdaq stating that because the Company had not yet filed its Form 10-Q for the period ended December 31, 2024 (the “December Form 10-Q”) and because the Company remained delinquent in filing its Form 10-Q for the period ended September 30, 2024 (the “September Form 10-Q” and together with the December Form 10-Q, the “Delinquent Reports”), the Company failed to comply with Listing Rule 5250(c)(1), which requires Nasdaq-listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission. The Notice stated that as a result of this additional delinquency, the Company must submit an update to its original plan to regain compliance with respect to the filing requirement. The update was due by March 10, 2025. If Nasdaq accepts the Company’s update to its original plan to regain compliance, then Nasdaq may grant the Company up to 180 calendar days from the due date of the initial delinquent filing, the Form 10-K for the fiscal year ended June 30, 2024, or until April 14, 2025, to file the Delinquent Reports to regain compliance. The Notice had no immediate effect on the listing of the Company’s Common Stock on NASDAQ. The update to the compliance plan was submitted to Nasdaq on February 25, 2025. In the event our Common Stock is delisted, our stock price and market liquidity of our stock will be adversely affected which will impact the ability of the Company’s stockholders to sell securities in the market. Further, delisting from Nasdaq markets could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees. The Company filed the September Form 10-Q and December Form 10-Q on March 20, 2025 and is now current with its required periodic financial reports to be filed with the Securities and Exchange Commission under the Listing Rule.

On January 31, 2025, the Company received a notice from The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that based on its stockholders’ equity of $194,000 as reported in its Form 10-K for the fiscal year ended June 30, 2024, the Company is no longer in compliance with Nasdaq Listing Rule 5550(b)(1), which requires the Company to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on The Nasdaq Capital Market (the “Stockholders’ Equity Requirement”). Pursuant to the Notice, the Company had 45 calendar days from the date of the Notice, or until March 17, 2025, to submit a plan to regain compliance. If it accepts the plan, Nasdaq can grant an extension of up to 180 calendar days from the date of the Notice to evidence compliance. In the event the plan is not accepted by Nasdaq, or in the event the plan is accepted by Nasdaq and the 180-day extension period is granted, but the Company fails to regain compliance within such plan period, the Company would have the right to a hearing before an independent panel. The hearing request would stay any suspension or delisting action pending the conclusion of the hearing process and the expiration of any additional extension period granted by the panel following the hearing. On March 17, 2025, the Company submitted a plan to regain compliance with the Stockholders’ Equity Requirement. The Company intends to take all reasonable measures available to regain compliance under the Nasdaq Listing Rules and to remain listed on Nasdaq. There can be no assurances that the Company will be able to regain compliance with the Stockholders’ Equity Requirement or that the Company will otherwise be in compliance with all applicable requirements for continued listing on the Nasdaq Capital Market.

Our Business

We have leveraged our experience in lithium-ion technology to design and develop a portfolio of industrial and commercial energy storage packs that we believe provide attractive solutions to customers seeking an alternative to lead acid and propane-based power products. We believe that the following attributes are significant contributors to our success:

Engineering and integration experience in lithium-ion for motive applications: Our engineers design, develop, test, and service our advanced lithium-ion energy storage solutions. We have been developing lithium-ion applications for the advanced energy storage market since 2010, starting with products for automotive electric vehicle manufacturers. We believe our engineering experience enables us to develop competitive solutions that meet our customers’ needs currently and in the foreseeable future.

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UL Listing: Our goal is to obtain a UL Listing for all of our Packs, and we recently completed the process for our newest source of battery cells. We believe this UL Listing provides us a significant competitive advantage and provides assurance to customers that our technology has been rigorously tested by an independent third party and determined to be safe, durable and reliable.

Original equipment manufacturer (OEM) approvals: Many of our energy storage packs have been tested and approved for use by Toyota Material Handling USA, Inc., Crown Equipment Corporation, and The Raymond Corporation, among the top global lift truck manufacturers by revenue according to Material Handling & Logistics. We also provide a “private label” Class 3 Walkie Pallet Pack to two major top 10 forklift OEMs.

Broad product offering and scalable design: We offer energy storage packs for use in a variety of industrial motive applications. We believe that our modular and scalable design enables us to optimize design, inventory, and part count to accommodate natural product extensions of our products to meet customer requirements. We have leveraged our Class 3 Walkie Pallet Pack design to develop larger energy storage packs for larger forklifts, GSE Packs, and other industrial equipment applications. Natural product extensions, based on our modular, scalable designs, include solar backup power for electric vehicle (“EV”) mobile charging stations and robotic warehouse equipment.

Significant advantages over lead acid and propane-based solutions: We believe that lithium-ion battery systems have significant advantages over existing technologies and will displace lead acid batteries and propane-based solutions, in most applications. Relative to lead acid batteries, such advantages include environmental benefits, no water maintenance, faster charge times, greater cycle life, longer run times, and less energy used that provide operational and financial benefits to customers. When compared to lead acid solutions, our energy storage solutions do not discharge carbon dioxide in the atmosphere due to lithium chemistry efficiencies. In addition, when compared to propane-based solutions, lithium-ion systems avoid the generation of exhaust emissions and associated odor and environmental contaminates, and maintenance of an internal combustion engine, which has substantially more parts subject to wear than an electric motor.

Proprietary Battery Management System: Critical to our success is our innovative, proprietary and versatile battery management system (“BMS’) that optimizes the performance of our lithium-ion energy solutions and provides a platform for adding new energy storage solution features, including customized telemetry (energy storage solution data and reports available anytime, anywhere) for customers who choose this option. The BMS serves as the brain of the energy storage solution, managing cell balancing, charging, discharging, monitoring and communication between the pack and the forklift. Our “next generation” versatile BMS is currently part of our full product lines and provides significant product features for improved customer productivity. Our BMS also enables ongoing feature development for reduced cost and higher performance. We have included our proprietary telemetry solution, branded “SkyBMS” which provides real time reports on pack performance, health, and remaining useful life.

Our Products

We design, develop, test and sell our energy storage solutions for use in a broad range of lift trucks, industrial equipment including airport GSE, and other commercial applications. Within each of these product segments, we offer a range of power and equipment solutions.

Our energy storage solution system design is adaptable with three core design modules used in our entire family of small, medium, and large pack forklift products. A scalable modular design allows for core modules to be configured to address a variety of unique power and space requirements. We also have the capability to offer varying chemistries and configurations based on the specific application. Currently, our energy storage packs use lithium iron phosphate (LiFePO4) battery cells, which we source from a single supplier located in China, that meet our power, reliability, safety and other specifications. Our BMS works with several battery configurations providing the flexibility to use battery cells developed and manufactured by other suppliers. We believe we can readily adapt our energy storage packs to incorporate new chemistries as they become available in the future in order to meet changing customer preferences and to reduce the cost of our products.

We also offer 24-volt onboard chargers for our Class 3 Walkie Pallet Packs, and smart “wall mounted” chargers for larger applications. Our smart charging solutions are designed to interface with our BMS and integrate easily into most all major chargers in the market.

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New Product Update

During fiscal 2024, we introduced new product designs to respond to customer requests and to allow for greater operational efficiencies for us. Some of the improvements included higher capacities for extra-long and demanding shifts, easier servicing, cost efficiencies, and other features to solve a variety of existing performance challenges of customer operations. We intend to continue to develop and to introduce new product designs for margin enhancement, part commonality and improved serviceability.

In fiscal 2024, we also introduced the next generation of Material Handling and GSE products, the G2 line. These seven new products greatly extend the reach of Flux packs in the Class 1 and 2 forklift market as well as enhancing our offerings for aircraft ground support equipment. Ranging from 36 to 80 volts and capacities between 210 and 840 amp-hours, the G2 systems deliver power and versatility.

We also added a second “private label” program for a top 10 OEM for Class 3 products. This program accelerates our sales and distribution capabilities including representing a leverage point to sell our larger packs to end customers. It also has shown to provide wider exposure to new potential customers.

Industry Overview

Historically, lithium-ion battery solutions were unable to compete with lead acid and propane-based solutions in industrial applications on the basis of cost. However, the supply of lithium-ion batteries has rapidly expanded, leading to price declines of eighty-five percent (85%) since 2010 according to BloombergNEF. BloombergNEF also estimates that lithium-ion battery prices, which averaged $1,160 per kilowatt hour in 2010, were $156 per kWh in 2019 and dropped to $115 per kWh in 2024. Lithium metal itself represents well less than 5% of the cost of our energy storage solutions.

The sharp decline in the price of lithium-ion batteries has made these energy solutions more cost competitive. Affordability has in turn enabled customers to shift away from lead acid and propane-based solutions for power lift equipment to lithium-ion based solutions with more favorable environmental and performance characteristics. Reducing our cost per kilowatt of energy enables our value proposition to attract increasing customer demand.

Material Handling Equipment

We focus on energy storage solutions for industrial equipment and related industrial applications because we believe they represent large and growing markets that are just beginning to adopt lithium-ion based technology. We apply our scalable, modular designs to natural product extensions in the industrial equipment market. These markets include not only the sale of lithium-ion energy storage solutions for new equipment but also a replacement market for existing lead acid battery packs.

According to Modern Materials Handling, worldwide new lift truck orders reached approximately 1.4 million units in 2017. The Industrial Truck Association (“ITA”) has estimated that approximately 200,000 lift trucks had been sold yearly since 2013 in North America (Canada, the United States and Mexico), with sales relatively evenly distributed between electric rider (Class 1 and Class 2), motorized hand (Class 3), and internal combustion engine powered lift trucks (Class 4 and Class 5). The ITA estimates that electric products represented approximately sixty-nine percent (69%) of the North American shipments in 2020, reflecting the long-term trend of increasing mix of electric products versus internal combustion (propane) engines. Driven by growth in global manufacturing, e-commerce and construction, Research and Markets expects that the global lift truck market will grow at a compound annual growth rate of six and four-tenths percent (6.4%) through 2024.

Customers

Our customers include OEMs, lift equipment dealers, battery distributors and end users. Our customers vary from small companies to Fortune 500 companies.

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During the year ended June 30, 2024, we had three (3) major customers that each represented more than 10% of our revenues on an individual basis, and together represented approximately $47,178,000 or 78% of our total revenues. During the year ended June 30, 2023, we had three (3) major customers (as restated) that each represented more than 10% of our revenues on an individual basis, and together represented approximately $53,140,000 (as restated) or 80% (as restated) of our total revenues. During the year ended June 30, 2022, the Company had four (4) major customers that each represented more than 10% of its revenues on an individual basis, and together represented approximately $35,229,000 (as restated) or 83% (as restated) of its total revenues.

Shift Toward Lithium-ion Battery Technologies

Today’s lithium-ion energy storage solutions offer higher performance, environmental benefits, and lower life cycle costs, and these features are driving an increase in demand for safe and efficient alternatives to lead acid and propane-based power products. The value proposition of lithium-ion energy storage solutions includes a number of factors impacting customer preferences:

Duration of Charge/Run Times: Lithium-based energy storage systems can perform for a longer duration compared to lead acid batteries. Lithium-ion batteries provide up to 50% longer run times than lead acid batteries of comparable capacity, or amps-per-hour rating, allowing equipment to be operated over a long period of time between charges.

High/Sustained Power: Lithium-ion batteries are better suited to deliver high power versus legacy lead acid. For example, a 100Ah lead acid battery will only deliver 80Ah if discharged over a four-hour period. In contrast, a 100Ah lithium-ion system will achieve over 92Ah even during a 30-minute discharge. Additionally, during discharge, the energy storage pack sustains its initial voltage, maximizing the performance of the forklift truck, whereas, lead acid voltages, and hence power, decline over the working shift.

Charging Time: Lead acid batteries are limited to one shift a day, as they discharge for eight hours, need eight hours for charging, and another eight hours for cooling. For multi-shift operations, this typically requires battery changeout for the equipment. Because lithium batteries can be recharged in as little as one hour and do not degrade when subjected to opportunity charging, hence, battery changeout is unnecessary.

Safe Operation: The toxic nature of lead acid batteries presents significant safety and environmental issues in the event of a cell breach. During charging, lead acid batteries emit combustible gases and increase in temperature. Lithium-ion (particularly LFP) batteries do not get as hot and avoid many of the safety and environmental issues associated with lead acid batteries.

Extended Life: The performance of lead acid batteries degrades after approximately 500 charging cycles in industrial equipment applications. In comparison, lithium-ion batteries last up to five times longer in the same application.

Size and Weight: Lithium is about one-third the weight of lead acid for comparable power ratings. Lower weight enables forklift OEMs the ability to optimize the design of the truck based on a smaller footprint for lithium-ion instead of lead acid.

Lower Cost: Lithium-ion energy storage solutions provide power dense solutions with extended cycle life, reduced maintenance and improved operational performance, resulting in lower total cost of ownership.

Less Energy Used: we believe our lithium-ion energy storage solutions use 20-50% less energy based on our internal studies comparing lithium-ion to lead acid.

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Marketing and Sales

We sell our products through several different channels including OEMs, lift equipment dealers and battery distributors as well as directly to end users. In the industrial motive market, OEMs sell their lift products through dealer networks and directly to end customers. Because of environmental issues associated with lead acid batteries and to preserve customer choice, industrial lift products are typically sold without a battery pack or an energy storage solution. Equipment dealers source battery packs from battery distributors and battery pack suppliers based on demand or in response to customer specifications. End customers may specify a specific type and manufacturer of battery pack to the equipment dealer or may purchase battery packs from battery distributors or directly from battery suppliers.

Our direct sales staff cover major geographies throughout North America and collaborate with our sales partners who have an established customer base. We plan to hire additional sales staff to support our expected sales growth. In addition, we have developed a nationwide sales network of relationships with equipment OEMs, their dealers, and battery distributors. To support our products, we have a nationwide network of service providers, typically forklift equipment dealers and battery distributors, who provide local customer service to large customers. We also maintain a customer support center and provide Tech Bulletins and training to our service and sales network out of our corporate headquarters. We have partnered with an experienced GSE distributor to market our lithium-ion energy storage solutions for airport GSE.

Manufacturing and Assembly

Rather than manufacture our own battery cells, our battery cells are currently sourced from one manufacturer located in China. We source the remainder of the components primarily from numerous vendors in the United States. We developed our BMS to be agnostic to a battery’s lithium-ion chemistry and cell manufacturer. Despite such flexibility, we have experienced occasional supply interruptions in the past, and more recently, we have been forced to navigate supply chain and transportation issues stemming from the global pandemic. We have made great strides in sourcing alternate suppliers and parts to minimize future global supply chain disruptions. We are continuing to monitor and test potential new cell technologies on an ongoing basis to help mitigate our supply chain risks. Using Lean Manufacturing principles, our final assembly, testing and shipping of our energy storage solutions are completed within our ISO 9001 certified facility in Vista, California, which includes six assembly lines.

We buy chargers from several sources, including a U.S. based supplier. Additionally, we are a qualified dealer for a well-known manufacturer of “high capacity, modular, smart chargers” which support our larger packs.

Research and Development

Our engineers design, develop, test, and service our advanced lithium-ion energy storage solutions at our company headquarters in Vista, California. We believe our strengths include our core competencies and capabilities in designing and developing proprietary technology for our BMS, lean manufacturing processes, systems engineering, engineering application, and software engineering for both energy storage solutions and telemetry. We believe that our ability to develop new features and technology for our BMS is essential to our growth strategy.

As we continue to develop and expand our product offerings, we anticipate that research and development will continue to be a substantial part of our strategic priorities in the future. We seek to develop innovative, new and improved products for cell and system management along with associated communication, display, current sensing and charging tools. Our research and development efforts are focused on improving performance, reliability and durability of our energy storage solutions for our customers and on lowering our costs of production.

Competition

Our competitors in the lift equipment market in years past have been primarily major lead acid battery manufacturers, including Stryten Energy, East Penn Manufacturing Company, EnerSys Corporation, and Crown Battery Corporation. However, more recently our potential customer base has become increasingly aware of the performance, lifetime cost, and environmental advantages of lithium-ion solutions. At the same time, our competitor base offering lithium-ion solutions has grown from a number of early-stage businesses and now includes several larger companies. The increasing market activity reflects the double-digit sales growth of lithium-ion based solutions. The sales channel includes. equipment dealers, OEMs and battery distributors.

The key competitive factors in this market are performance, reliability, durability, safety and price. We believe we compete effectively in all of these categories in light of our experience with lithium-ion technology, including our development capabilities and the performance of our proprietary BMS. We believe having the UL Listing covering our core products gives us a significant differentiating competitive advantage. In addition, because our BMS is not reliant on any specific battery cell chemistry, we believe we can adapt rapidly to changes in advanced battery technology or customer preferences.

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Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents pending, patent applications, trade secrets, including know-how, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. In addition to such factors as innovation, technological expertise and experienced personnel, we believe that a strong patent position is important to remain competitive.

As of June 30, 2024, we have two issued U.S. patents. We have filed one new U.S. patent application on advanced technology related to lithium-ion energy storage solutions. The technology behind these three patents is designed to:

●	increase battery life by optimizing the charging cycle;

●	give users a better understanding of the health of their battery in use; and

●	apply artificial intelligence to predictively balance the cells for optimal performance.

We do not know whether any of our efforts will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, there can be no assurance that these pending patent applications will provide us with protection.

We have obtained U.S. federal trademark registrations for Flux, Flux Power, Flux Power logo and Lift. We have pending applications to register SkyBMS. We also believe that we have common law trademark rights to certain marks in addition to those which we have registered.

Suppliers

We obtain a limited number of components and supplies included in our products from a small group of suppliers. During the year ended June 30, 2024, we had one (1) supplier who accounted for more than 10% of our total purchases, which represented approximately $12,437,000 or 27% of our total purchases.

During the year ended June 30, 2023, we had one (1) supplier who accounted for more than 10% of our total purchases, which represented approximately $17,022,000 or 31% of our total purchases.

During the year ended June 30, 2022 the Company had one (1) supplier who accounted for more than 10% of its total purchases which represented approximately $13,884,000 or 28% of its total purchases

We currently single source our battery cells from one Chinese supplier. We are actively pursuing backup cell suppliers as part of our growth strategy, efforts to manage the risks of having only one supplier of battery cells and strategies to address potential exposure to tariffs. In addition, with our expanding portfolio of energy storage solutions and expected higher volumes, we will also seek to lower the costs of our component parts through a network of suppliers

Government Regulations

Product Safety Regulations. Our products are subject to product safety regulations by Federal, state, and local organizations. Accordingly, we may be required, or may voluntarily determine, to obtain approval of our products from one or more of the organizations engaged in regulating product safety. These approvals could require significant time and resources from our technical staff and, if redesign were necessary, could result in a delay in the introduction of our products in various markets and applications.

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Environmental Regulations. Federal, state, and local regulations impose significant environmental requirements on the manufacture, storage, transportation, and disposal of various components of advanced energy storage systems. Although we believe that our operations are in material compliance with current applicable environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities.

Moreover, Federal, state, and local governments may enact additional regulations relating to the manufacture, storage, transportation, and disposal of components of advanced energy storage systems. Compliance with such additional regulations could require us to devote significant time and resources and could adversely affect demand for our products. There can be no assurance that additional or modified regulations relating to the manufacture, storage, transportation, and disposal of components of advanced energy systems will not be imposed.

Occupational Safety and Health Regulations. The California Division of Occupational Safety and Health (Cal/OSHA) and other regulatory agencies have jurisdiction over the operations of our Vista, California facility. Because of the risks generally associated with the assembly of advanced energy storage systems we expect rigorous enforcement of applicable health and safety regulations. Frequent audits by, or changes, in the regulations issued by Cal/OSHA, or other regulatory agencies with jurisdiction over our operations, may cause unforeseen delays and require significant time and resources from our technical staff.

Cybersecurity

We are dedicated to safeguarding our invaluable assets and ensuring the well-being of personnel, as demonstrated through the preparation of our cybersecurity program.

Cybersecurity Risk Management and Strategy

Our cyber risk management program is designed to comprehensively address the spectrum of cybersecurity threats that confront our organization. Within this program, we integrate an analysis of the risks facing the organization to guide our preparedness against cybersecurity threats to ensure a holistic approach that encompasses cross-functional and geographical visibility under the oversight of executive leadership through regular risk management meetings.

To aid our cybersecurity risk management strategy, we contract with dedicated third-party firms and assessors to identify risks and threats to our organization. These assessments adhere to leading cybersecurity standards such as the National Institute of Standards and Technology (NIST) Cybersecurity Framework aligning with industry best practices. To oversee incident response and mitigation we utilize our incident response plan and processes to standardize our processes for assessing, identifying, and managing cybersecurity incidents. This includes a comprehensive reporting structure and analysis processes to provide visibility and determine incident business impact. Were a cybersecurity incident to occur, we have also implemented a cross-functional business team to aid in the determination of incident impact, severity, and materiality, with the support of standing external counsel and third-party incident response advisors. Additional to our third-party incident response advisors and support contracts, we undergo regular penetration tests to bolster our readiness in the event of cybersecurity incidents. Furthermore, we have also obtained cybersecurity insurance coverage to enhance protection and minimize potential financial losses arising from cyber threats.

We prioritize cybersecurity within our supply chain, both nationally and globally, by assessing our third-party cybersecurity posture to provide secure visibility with our partnerships. As part of our due diligence processes, we conduct security questionnaires and service provider reviews, to align our cybersecurity standards on the onset of our partnerships. Additionally, we collaborate closely with a third-party vendor to enhance supply chain resilience. This collaboration involves leveraging their expertise to inform decision-making and enhance risk oversight processes, ensuring greater robustness, and adaptability in managing supply chain challenges.

While we maintain a strong cybersecurity posture, we continuously strive for improvement and vigilance to mitigate evolving threats within this dynamic environment and protect our stakeholders’ interests. Our organization has not experienced any unauthorized access resulting from cybersecurity incidents with a materially adverse effect on our business, operations, or financial condition and we remain cognizant of the potential impact of insufficient cybersecurity measures on our operations. For further insights into additional risks relating to our business, please refer to “Item 1A – Risk Factors - Risk Factors Relating to Our Business.”

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Cybersecurity Governance

The Board delegated primary oversight authority to the Audit Committee who plays a pivotal role in ensuring the effectiveness of our cybersecurity strategy. Through regular updates provided by our leadership team, the committee actively evaluates the organization’s cybersecurity posture and aids in prioritizing risk mitigation efforts aligned with our strategic objectives. These updates encompass detailed quarterly reports during audit committee meetings, covering key metrics, ongoing initiatives, and any cybersecurity incidents. Additionally, on an annual basis, the entire board receives updates on the progress of our cybersecurity program and strategy, including insights into emerging risks and industry trends. Moreover, the board benefits from supplementary educational briefings delivered by both internal and external experts, providing invaluable global threat visibility and enhancing the Board’s understanding of cybersecurity challenges and opportunities.

Overseeing our cybersecurity initiatives is our Director of Information Technology who provides invaluable expertise in managing cybersecurity risks and leading our cybersecurity operations. The Director of Information Technology possesses good knowledge in information technology and program management, with contract resources available to help and supplement our security profile. Furthermore, the executive leadership team is active in security operations, overseeing implementation of policies, procedures, and policies related to cybersecurity, technology, and vendors. Both the Audit Committee of the Board as well as executive leadership team will be notified and updated in the event of an incident, with incident updates, mitigation efforts, and impact, as deemed appropriate.

Properties

Our corporate headquarters and production facility totals approximately 63,200 square feet and is located in Vista, California. Our production facility is ISO 9001 certified. We lease this property. Rent during the year ended June 30, 2024 was approximately $66,000 per month, and our annual rent will escalate approximately 3% per year through the end of the lease term on November 20, 2026. Our east coast customer service facility located in Atlanta, Georgia is approximately 4,900 square feet and monthly rent is approximately $5,000, which will escalate approximately 5% per year through the end of the lease term on April 30, 2028. Total rent expense was approximately $942,000, $899,000 and $867,000 for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

We believe that our leased property is in good condition and suitable for the conduct of our business.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in any legal proceedings that may arise from time to time may harm the Company’s business. To the best knowledge of management, except for the legal proceedings disclosed below, there are no other material legal proceedings pending against us.

Securities Class Action

On November 1, 2024, plaintiff Asfa Kassam filed a purported federal securities class action complaint in the United States District Court, District of Nevada, captioned Kassam v. Flux Power Holdings, Inc. et al. (No. 2:24-cv-02051), against the Company, our former chairman, Chief Executive Officer and President, Ronald F. Dutt, and our former Chief Financial Officer, Charles A. Scheiwe. The complaint generally alleges that the defendants made false and misleading statements in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The action purports to be brought on behalf of those who purchased or otherwise acquired the Company’s publicly traded securities between November 11, 2022 and September 30, 2024, and seeks unspecified damages and other relief. On January 14, 2025, the court granted an unopposed motion to transfer the case to the Southern District of California for all further proceedings. The case is in its early stages and a lead plaintiff has yet to be appointed. Management believes these claims to be meritless and intends to vigorously defend against them.

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Shareholder Derivative Action

On January 7, 2025, plaintiff Ronald Pearl filed a purported shareholder derivative complaint in the United States District Court, District of Nevada, captioned Pearl v. Dutt, et al. (No. 2:25-cv-00042), against current and former officers and directors of the Company, naming the Company as a nominal defendant. The complaint generally arises out of the same allegations contained in the Kassam securities class action and alleges claims for breach of fiduciary duties and related claims. The action purports to be brought derivatively on behalf of the Company and seeks damages and other various relief.

Employment Related Actions

On April 30, 2024, a former employee (the “Employee”) filed a class action complaint against us and Insperity, our third-party payroll service provider, in San Diego County Superior Court for claims including failure to pay minimum wage, failure to pay overtime, failure to provide meal periods, failure to provide rest breaks, failure to pay wages at separation, failure to provide accurate wage statements, failure to reimburse business expenses, failure to produce employment records and unfair competition, which he has purported to assert on behalf of himself and all other individuals who worked for the Company or Insperity, as non-exempt employees in California between April 30, 2020 and the present (the “Employment Proceeding”). On July 1, 2024, we filed an answer to the complaint that none of the asserted claims possessed any merit, contended that many of the asserted claims were subject to immediate dismissal, and contended that certain of the asserted claims were subject to binding arbitration. On October 14, 2024, the Employee elected to dismiss Insperity from the action without prejudice.

On July 5, 2024, the Employee filed a representative action complaint against us and Insperity in San Diego County Superior Court for Violation of Private Attorneys’ General Act (“PAGA”), seeking an unspecified amount of penalties and attorneys’ fees based on allegations that we violated certain California employment laws (the “PAGA Proceeding”). On August 8, 2024, we filed an answer to the complaint in which we denied that any of the asserted claims possessed any merit and contended that certain of the asserted claims were subject to binding arbitration.

On December 10, 2024, we and the Employee stipulated to the consolidation of Employment Lawsuit and the PAGA Action. As of the date hereof, both proceedings are currently pending consolidation by the court. Upon consolidation, we intend to move to have the Employee’s action claims dismissed, the Employee’s individual claims compelled to binding arbitration and the Employee’s representative PAGA claims stayed pending the arbitration of his individual claims. On October 22, 2024, the Employee elected to dismiss Insperity from the action without prejudice.

On January 25, 2024, a former CPM, LTD Inc. (“CPM”) employee filed a complaint against CPM, a third-party staffing service provider, Flux Power, Inc., and Flux Power Holdings, Inc. (collectively, the “Defendants”) in San Diego County Superior Court for claims including harassment, failure to prevent harassment, retaliation, wrongful termination, failure to provide meal periods and rest breaks, failure to provide accurate wage statements, and failure to pay wages at separation. CPM is a San Diego based staffing company that provided employees (including the plaintiff) to us. The plaintiff has alleged that we and CPM were “joint employers” to the plaintiff under California law and are jointly liable for the plaintiff’s claims. The plaintiff is seeking an unspecified amount of unpaid wages, statutory penalties, emotional distress damages, punitive damages, and attorneys’ fees from Defendants. On June 21, 2024, we filed an answer to the complaint in which we denied that any of the asserted claims possessed any merit and contended that certain of the asserted claims were subject to binding arbitration.

It is not possible at this time to reasonably assess the final outcomes of these proceedings or reasonably to estimate the possible loss or range of loss with respect to these proceedings. Management intends to vigorously defend against these claims.

Human Capital Resources

As of April 8, 2025, we had approximately [119] employees. We engage outside consultants to assist our efforts in business development, operations, finance and other functions from time to time. None of our employees is currently represented by a trade union.

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Corporate Office

Our corporate headquarters and production facility totals approximately 63,200 square feet and is located in Vista, California. Our production facility is ISO 9001 certified. The telephone number at our principal executive office is (760)-741-FLUX or (760)-741-3589.

Other Information

The Company website Internet address is www.fluxpower.com. We make available on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (“SEC”). Other than the information expressly set forth in this prospectus, the information contained, or referred to, on our website is not part of this prospectus.

The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC.

MANAGEMENT

The following table and text set forth the names and ages of our current directors, executive officers and significant employees as of April 1, 2025. Our Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders or until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. There are no family relationships among any of the directors and executive officers. From time to time, our directors have received compensation in the form of cash and equity grant for their services on the Board.

Name	Age	Position
Krishna Vanka (1)	42	Director, Chief Executive Officer and President
Kevin S. Royal	60	Chief Financial Officer and Secretary
Jeffrey C. Mason	54	Vice President of Operations
Dale T. Robinette (2) (4)	60	Director
Michael Johnson	76	Director
Lisa Walters-Hoffert (2) (3)	66	Director
Mark F. Leposky (2) (5)	60	Director

(1)	Mr. Vanka was appointed as the Company’s Director, Chief Executive Officer and President, effective March 10, 2025.
(2)	Independent Director.
(3)	Chairperson of the Audit Committee, Member of the Compensation Committee and the Nominating and Governance Committee.
(4)	Chairman of the Board, Chairperson of the Compensation Committee, Member of the Audit Committee and the Nominating and Governance Committee.
(5)	Chairperson of the Nominating and Governance Committee, Member of the Audit Committee and the Compensation Committee.

 There are no arrangements or understandings between our directors and executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

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Business Experience

Krishna Vanka, age 42. Mr. Vanka has over 18 years of experience in building, scaling, managing and transforming technology companies in sectors including renewable energy, electric vehicle charging, and others. Mr. Vanka has served as SVP & Chief Digital Officer (CEO of Digital Division) at Fluence Energy, Inc. (Nasdaq: FLNC), from August 2022 to January 2024. In this role, he was responsible for the company’s strategic growth, profitability, and operational execution, achieving a 300% increase in Annual Recurring Revenue (ARR) and overseeing a fivefold expansion in Assets Under Management (AUM). He played a key role in integrating product lines of two cloud-based software offerings, Mosaic and Nispera, into a unified platform, driving innovation in Fluence’s software offerings, including Battery Management Systems (BMS), IoT devices, and Core OS. Mosaic was recognized for its state-of-the-art machine learning algorithms and AI-driven capabilities, winning Time magazine’s 2022 Best Innovations award in the software category. Prior to joining FLNC, Mr. Vanka was a founding team member and Chief Product Officer at InCharge Energy from November 2020 to August 2022, where he led product development and technology strategy for EV fleet charging solutions. From April 2018 to November 2020, he was the founder and Chief Executive Officer of MyShoperoo Inc, an enterprise-focused on-demand shopping platform that optimized last-mile delivery efficiency through intelligent aggregation algorithms. Mr. Vanka holds a Bachelor of Applied Science in Computer Engineering from the University of Ottawa and an MBA from Georgia State University. He has also completed executive leadership programs at UC Berkeley, including coursework in Artificial Intelligence for Business Strategies.

Kevin S. Royal, Chief Financial Officer and Secretary. Mr. Royal was appointed as our Chief Financial Officer and Secretary effective March 4, 2024. Mr. Royal has over 20 years of experience with publicly traded companies, leading Finance, Accounting, IT, HR, Legal, Investor Relations, and M&A. Since 2023, Mr. Royal has served as a consultant for MCA Financial group. Prior to joining the Company, Mr. Royal served as Executive Vice President and Chief Financial Officer of Zovio Inc. (f/k/a Bridgepoint Education, Inc.) from October 2015 until September 2022. Mr. Royal also previously served as Senior Vice President, Chief Financial Officer, Treasurer and Secretary of Maxwell Technologies, Inc., a developer, manufacturer and marketer of energy storage and power delivery solutions from April 2009 to May 2015. Mr. Royal has held a series of senior finance positions, including appointments as senior vice president and chief financial officer within the semiconductor industry. Mr. Royal has also served as an auditor for 10 years with Ernst & Young LLP, where he became a certified public accountant. Mr. Royal received his Bachelor of Business Administration in Accounting from Harding University and is a Certified Public Accountant in the State of California (inactive).

Jeffrey C. Mason, Vice President of Operations. Mr. Mason served as the Director of Manufacturing of the Company from January 2021 to December 2021, and Vice President of Operations since December 2021. On November 7, 2022, Mr. Mason’s position was expanded to include additional Company authority and delegation. Prior to joining the Company, Mr. Mason was the plant manager at NEO Tech from March 2017 to January 2021 after being promoted from Director of Operations from December 2013 to March 2017. Mr. Mason has also worked for Sumitomo Electric Interconnect Products, Inc., Radio Design Labs, Inc., and Motorola Inc. during his career. Mr. Mason received his Master of Business Administration in International Business in 2015 and his Bachelor of Business Administration/Management in 2013 from North Central University. Mr. Mason is also Total Productive Maintenance (TPM) Instructor Certified by the Japan Institute of Plant Maintenance, Tokyo, Japan.

Michael Johnson, Director. Mr. Johnson has been our director since July 12, 2012. Mr. Johnson has been a director of Flux Power since it was incorporated. Since 2002, Mr. Johnson has been a director and the chief executive officer of Esenjay Petroleum Corporation (Esenjay Petroleum), a Delaware company located in Corpus Christi, Texas, which is engaged in the business oil exploration and production. Mr. Johnson’s primary responsibility at Esenjay Petroleum is to manage the business and company as chief executive officer. Mr. Johnson is a director and beneficial owner of Esenjay Investments LLC, a Delaware limited liability company engaged in the business of investing in companies, and an affiliate of the Company beneficially owning approximately 26% of our outstanding shares, including Common Stock underlying options, and warrants that were exercisable or convertible or which would become exercisable or convertible within sixty (60) days. Mr. Johnson received a Bachelor of Science degree in mechanical engineering from the University of Southwestern Louisiana. As a result of Mr. Johnson’s leadership and business experience, he is an industry expert in the natural gas exploration industry and brings a wealth of management and successful company building experience to the board. Based on the foregoing, the Company believes Mr. Johnson is qualified to be on the Board.

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Lisa Walters-Hoffert, Director. Ms. Walters-Hoffert was appointed to our Board on June 28, 2019. Ms. Walters-Hoffert was a co-founder of Daré Bioscience, Inc. and following the company’s merger with Cerulean Pharma, Inc. in July of 2017, became Chief Financial Officer of the surviving public company (Nasdaq: DARE) and served in this role until January of 2024. For over twenty-five (25) years, Ms. Walters-Hoffert was an investment banker focused on small-cap public companies in the technology and life science sectors. From 2003 to 2015, Ms. Walters-Hoffert worked at Roth Capital Partners as Managing Director in the Investment Banking Division. Ms. Walters-Hoffert has held various positions in the corporate finance and investment banking divisions of Citicorp Securities in San José, Costa Rica and Oppenheimer & Co, Inc. in New York City, New York. Ms. Walters-Hoffert has served as a member of the Board of Directors of the San Diego Venture Group, as Past Chair of the UCSD Librarian’s Advisory Board, and as Past Chair of the Board of Directors of Planned Parenthood of the Pacific Southwest. Ms. Walters-Hoffert currently serves as a member of the Board of Directors of The Elementary Institute of Science in San Diego. Ms. Walters-Hoffert graduated magna cum laude from Duke University with a B.S. in Management Sciences. As a senior financial executive with over twenty-five years of experience in investment banking and corporate finance and based on Ms. Walters-Hoffert’s expertise in audit, compliance, valuation, equity finance, mergers, and corporate strategy, the Company believes Ms. Walters-Hoffert is qualified to be on the Board.

Dale T. Robinette, Director. Mr. Robinette was appointed to our Board on June 28, 2019 and our Chairman on March 10, 2025. Mr. Robinette previously served as our lead independent director from September 10, 2021 to March 10, 2025. Mr. Robinette has been a CEO Coach and Master Chair since 2013 as an independent contractor to Vistage Worldwide, Inc., an executive coaching company. In addition, since 2013 Mr. Robinette has been providing business consulting related to top-line growth and bottom-line improvement through his company EPIQ Development. From 2013 to 2019, Mr. Robinette was the Founder and CEO of EPIQ Space, a marketing website for the satellite industry, a member-based community of suppliers promoting their offerings. Mr. Robinette was with Peregrine Semiconductor, Inc., a manufacturer of high-performance RF CMOS integrated circuits, from 2007 to 2013 in two roles as a Director of Worldwide Sales as well as the Director of the High Reliability Business Unit. Mr. Robinette started his career from 1991 to 2007 at Tyco Electronics Ltd. (known today as TE Connectivity Ltd.), a passive electronics manufacturer, in various sales, sales leadership and product development leadership roles. Mr. Robinette received a Bachelor of Science degree in Business Administration, Marketing from San Diego State University. Based on the above qualifications, the Company believes Mr. Robinette is qualified to be on the Board.

Mark F. Leposky, Director. Mr. Leposky was elected to our Board on April 18, 2024. Mr. Leposky has over 30 years of executive experience in operations, engineering, supply chain, product and commercial roles. Mr. Leposky is currently the Executive Vice President and Chief Supply Chain Officer at Topgolf Callaway Brands and has led the company’s supply chain, engineering, and operations organization among other responsibilities since 2012. From 2018 to 2022, he also served as the EVP of Global Operations, Accessories and Licensing, and previously served as Senior Vice Present of Global Operations, Accessories and Licensing from 2012 and 2018 for Topgolf Callaway Brands. Prior to joining Topgolf Callaway Brands, Mr. Leposky was the Co-Founder, President and Chief Executive Officer of Gathering Storm dba Tmax Gear from 2005 to 2011, Chief Supply Chain Officer at Fisher Scientific International from 2004 to 2005 and Chief Operations Officer at TaylorMade Adidas Golf from 2002 to 2004, and has held executive roles at The Coca-Cola Company and United Parcel Service. Mr. Leposky holds a Bachelor of Sciences degree in Industrial Technology from Southern Illinois University, and an MBA from the Keller Graduate School of Management. In addition, Mr. Leposky is also a 16-year infantry veteran of the US Army and Army National Guard, and an avid golfer. Based on the above qualifications, the Board believes the Mr. Leposky’s extensive executive experience within the consumer product and service industry qualifies Mr. Leposky to serve on the Board.

Management Transition

On March 10, 2025, Mr. Dutt, our former chairman and Chief Executive Officer, notified the Company’s Board of his decision to retire and resign from his position as director, Chairman of the Board, Chief Executive Officer and President of the Company and its wholly owned subsidiary, Flux Power effective March 10, 2025. Mr. Dutt’s stepping down is for personal reasons and not due to any disagreement with the Company’s management team or the Company’s Board on any matter relating to the operations, policies or practices of the Company or any issues regarding the Company’s accounting policies or practices.

In connection with Mr. Dutt’s retirement, the Board appointed Mr. Robinette as the new Chairman of the Board, effective March 10, 2025. Mr. Robinette also currently serves as an independent director, chairperson of the Compensation Committee, and a member of both the Audit Committee and the Nominating and Governance Committee. In addition, the Board appointed Mr. Vanka as director, Chief Executive Officer and President of the Company and Flux Power, effective March 10, 2025.

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Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten years, none of our directors or executive officers were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors (“Board”) recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure to provide independent oversight of management. Our Board is currently led by a Chairman of the Board who also serves as our Chief Executive Officer. The Board understands that the right Board leadership structure may vary depending on the circumstances, and our independent directors periodically assess these roles and the Board leadership to ensure the leadership structure best serves the interests of the Company and stockholders.

On September 10, 2021, the Board adopted the Lead Independent Director Guidelines (“Guidelines”). The Guidelines provide that when the positions of Chief Executive Officer and Chairman of the Board are combined or the Chairman is not an independent director, the independent directors will appoint a lead independent director to serve with the authority and responsibility described in such Guidelines, and as the Board and/or the independent directors may determine from time to time. The Guidelines are available on our website at www.fluxpower.com. The responsibilities of the Lead Independent Director, if required under the Guidelines, include, among others: (i) serving as primary intermediary between non-employee directors and management; (ii) working with the Chairman of the Board to approve the agenda and meeting schedules for the Board; (iii) working with the Chairman of the Board as to the quality, quantity and timeliness of the information provided to directors; (iv) in consultation with the Nominating and Governance Committee, reviewing and reporting on the results of the Board and Committee performance self-evaluations; (v) calling additional meetings of independent directors; and (vi) serving as liaison for consultation and communication with stockholders.

Prior to March 10, 2025, Mr. Dutt, previously held the Chairman and Chief Executive Officer roles, and Mr. Robinette previously served as the Lead Independent Director elected by the majority of the Board on September 10, 2021.

On March 10, 2025, Mr. Dutt, our former chairman and Chief Executive Officer, notified the Company’s Board of his decision to retire and resign from his position as director, Chairman of the Board, Chief Executive Officer and President of the Company and its wholly owned subsidiary, Flux Power, effective March 10, 2025. Mr. Dutt’s stepping down is for personal reasons and not due to any disagreement with the Company’s management team or the Company’s Board on any matter relating to the operations, policies or practices of the Company or any issues regarding the Company’s accounting policies or practices.

In light of the anticipated transition, the Nominating and Governance Committee of the Board determined that it would be in the best interest of the Company and its stockholders if the position of Chairman of the Board was held by a non-executive member of the Board on a going forward basis. Accordingly, upon Mr. Dutt’s retirement on March 10, 2025, the Board appointed Mr. Dale T. Robinette as the new Chairman of the Board, effective March 10, 2025. Since Mr. Robinette is an independent director, we do not and will not have a Lead Independent Director until required to have one under our Independent Director Guidelines.

In connection with Mr. Dutt’s retirement, the Board appointed Mr. Robinette as the new Chairman of the Board, effective March 10, 2025. Mr. Robinette also currently serves as an independent director, chairperson of the Compensation Committee, and a member of both the Audit Committee and the Nominating and Governance Committee. In addition, the Board appointed Mr. Vanka as director, Chief Executive Officer and President of the Company and Flux Power, effective March 10, 2025.

Mr. Robinette possesses understanding and knowledge of the business and affairs of the Company and has the ability to devote a substantial amount of time to serve as our Chairman. The Board believes the appointment of a strong independent director and the use of regular executive sessions of the non-management directors, along with a majority the Board being composed of independent directors, allow it to maintain effective oversight of management.

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In addition, our Board as a whole has responsibility for risk oversight. Our Board exercises this risk oversight responsibility directly and through its committees. The risk oversight responsibility of our Board and its committees is informed by reports from our management teams to provide visibility to our Board about the identification, assessment and management of key risks, and our management’s risk mitigation strategies. Our Board has primary responsibility for evaluating strategic and operational risk, including related to significant transactions. Our audit committee has primary responsibility for overseeing our major financial and accounting risk exposures, and, among other things, discusses guidelines and policies with respect to assessing and managing risk with management and our independent auditor. Our compensation committee has responsibility for evaluating risks arising from our compensation and people policies and practices. Our nominating and corporate governance committee has responsibility for evaluating risks relating to our corporate governance practices. Our committees and management provide reports to our Board on these matters.

In its governance role, and particularly in exercising its duty of care and diligence, our Board is responsible for ensuring that appropriate risk management policies and procedures are in place to protect the Company’s assets and business. Our Board has broad and ultimate oversight responsibility for our risk management processes and programs and executive management is responsible for the day-to-day evaluation and management of risks to the Company.

Board Composition, Committees and Independence

Under the rules of Nasdaq, “independent” directors must make up a majority of a listed company’s Board of Directors. In addition, applicable Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit and compensation committees be independent within the meaning of the applicable Nasdaq rules. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

Our Board has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise the director’s ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our Board determined that Ms. Walters-Hoffert, and Messrs. Robinette and Leposky are independent directors as defined in the listing standards of Nasdaq and SEC rules and regulations. A majority of our directors are independent, as required under applicable Nasdaq rules. As required under applicable Nasdaq rules, our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Board Committees

Our Board has established an Audit Committee, a Compensation Committee, and a Nominating and Governance Committee. The composition and responsibilities of each of the committees is described below.

Audit Committee

The Audit Committee of the Board of Directors currently consists of three independent directors of which at least one, the Chairperson of the Audit Committee, qualifies as a qualified financial expert as defined in Item 407(d)(5)(ii) of Regulation S-K. Ms. Walters-Hoffert is the Chairperson of the Audit Committee and financial expert. Messrs. Robinette and Leposky are the other directors who are members of the Audit Committee. The Audit Committee’s duties are to recommend to our Board of Directors the engagement of the independent registered public accounting firm to audit our consolidated financial statements and to review our accounting and auditing principles. The Audit Committee reviews the scope, timing and fees for the annual audit and the results of audit examinations performed by any internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The Audit Committee will at all times be composed exclusively of directors who are, in the opinion of our Board of Directors, free from any relationship that would interfere with the exercise of independent judgment as a committee member and who possess an understanding of consolidated financial statements and generally accepted accounting principles. Our Audit Committee operates under a written charter, which is available on our website at www.fluxpower.com.

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Compensation Committee

The Compensation Committee currently consists of three independent directors. The Compensation Committee establishes our executive compensation policy, determines the salary and bonuses of our executive officers and recommends to the Board stock option grants or other incentive equity awards for our executive officers. Mr. Robinette is the Chairperson of the Compensation Committee, and Ms. Walters-Hoffert and Mr. Leposky are members of the Compensation Committee. Each of the members of our Compensation Committee are independent under Nasdaq’s independence standards for compensation committee members. Our chief executive officer often makes recommendations to the Compensation Committee and the Board concerning compensation of other executive officers. The Compensation Committee seeks input on certain compensation policies from the chief executive officer. Our Compensation Committee operates under a written charter, which is available on our website at www.fluxpower.com.

Nominating and Governance Committee

The Nominating and Governance Committee currently consists of three independent directors. The Nominating and Governance Committee is responsible for matters relating to the corporate governance of our Company and the nomination of members of the Board and committees of the Board. Mr. Leposky is the Chairperson of the Nominating and Governance Committee. Ms. Walters-Hoffert and Mr. Robinette are members of the Nominating and Governance Committee. Each of the members of our Nominating and Governance Committee is independent under Nasdaq’s independence standards. The Nominating and Governance Committee operates under a written charter, which is available on our website at www.fluxpower.com.

We seek directors with established strong professional reputations and experience in areas relevant to the strategy and operations of our business. We seek directors who possess the qualities of integrity and candor, who have strong analytical skills and who are willing to engage management and each other in a constructive and collaborative fashion. We also seek directors who have the ability and commitment to devote significant time and energy to serve on the Board and its committees. We believe that all of our directors meet the foregoing qualifications. We do not have a formal policy with respect to diversity.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of our directors, officers, and employees. Any waivers of any provision of this Code for our directors or officers may be granted only by the Board or a committee appointed by the Board. Any waivers of any provisions of this Code for an employee or a representative may be granted only by our chief executive officer or principal accounting officer. We have filed a copy of the Code with the SEC and have made it available on our website at https://www.fluxpower.com/corporate-governance. In addition, we will provide any person, without charge, a copy of this Code. Requests for a copy of the Code may be made by writing to the Company at is c/o Flux Power Holdings, Inc., 2685 S. Melrose Drive, Vista, California 92081.

Indemnification Agreements

We execute a standard form of indemnification agreement (“Indemnification Agreement”) with each of our Board members and executive officers (each, an “Indemnitee”).

Pursuant to and subject to the terms, conditions and limitations set forth in the Indemnification Agreement, we agreed to indemnify each Indemnitee, against any and all expenses incurred in connection with the Indemnitee’s service as our officer, director and or agent, or is or was serving at our request as a director, officer, employee, agent or advisor of another corporation, partnership, joint venture, trust, limited liability company, or other entity or enterprise but only if the Indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, and in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification provided in the indemnification agreement is applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven. Additionally, the Indemnification Agreement establishes processes and procedures for indemnification claims, advancement of expenses and costs and contribution obligations.

Insider Trading Policy and Rule 10b5-1 Trading Programs

We have adopted an Insider Trading Policy which prohibits directors, officers and all other employees, or consultants or contractors, as well as family members of such persons  (or any other person subject to the policy) from engaging in any transaction involving a purchase or sale of the our securities, including any offer to purchase or offer to sell, based on material nonpublic information regarding the Company (“Material Nonpublic Information”).

Under our Insider Trading Policy and pursuant to SEC Rule 10b5-1, directors, officers and employees may establish written programs which permit (i) automatic trading of the Company’s stock through a third-party broker or (ii) trading of the Company’s stock by an independent person (such as an investment bank) who is not aware of Material Nonpublic Information at the time of a trade. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director, executive officer, or other employee when entering into the plan, without further direction from such insider.

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EXECUTIVE COMPENSATION

Compensation for our Named Executive Officers

The following table sets forth information concerning all forms of compensation earned by our named executive officers during Fiscal 2024 and Fiscal 2023 for services provided to the Company and its subsidiary.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)		Option Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Ronald F. Dutt, former	2024	$375,000	$—		$—	$484,155	$—	$—	$859,155
Chief Executive Officer, President, and Chairman*	2023	$290,962	$146,273		$—	$230,542	$—	$—	$667,777

Charles A. Scheiwe	2024	$205,200	$—		$—	$89,348	$—	$—	$294,548
former Chief Financial Officer and Corporate Secretary(4)	2023	$205,989	$53,613		$—	$120,419	$—	$—	$380,021

Jeffrey C. Mason (3)	2024	$275,000	$—		$—	$119,152	$—	$—	$394,152
Vice President of Operations	2023	$204,346	$40,176	$		$100,602	$—	$—	$345,124

Kevin S. Royal	2024	$330,000	$—		$—	$200,970	$—	$—	$530,970
Chief Financial Officer and Corporate Secretary (5)

*	Mr. Dutt served as our Chief Executive Officer, President, and Chairman until March 10, 2025. In connection with Mr. Dutt’s retirement, the Board appointed Mr. Dale T. Robinette as the new Chairman of the Board, effective March 10, 2025. In addition, the Board appointed Mr. Krishna Vanka as the director, Chief Executive Officer and President of the Company and Flux Power, effective March 10, 2025.
(1)	Represents the fair value of the RSUs granted on grant date.
(2)	The grant date fair value was determined in accordance with the provisions of FASB ASC Topic No. 718 using the Black-Scholes valuation model with assumptions described in more detail in the notes to our audited financial statements included in this prospectus.
(3)	On November 7, 2022, Mr. Mason’s position was expanded to include additional Company authority and delegation.
(4)	On March 1, 2024, Mr. Scheiwe stepped down as the Company’s Chief Financial Officer and Corporate Secretary.
(5)	Mr. Royal was appointed as the Company’s Chief Financial Officer and Corporate Secretary effective March 4, 2024.

Benefit Plans

We do not have any profit-sharing plan or similar plans for the benefit of our officers, directors or employees. However, we may establish such plan in the future.

Equity Compensation Plan Information

In connection with the reverse acquisition of Flux Power, Inc. in 2012, we assumed the 2010 Plan. As of June 30, 2023, the number of options outstanding to purchase Common Stock under the 2010 Plan was 21,944. No additional options to purchase Common Stock may be granted under the 2010 Plan.

On February 17, 2015, our stockholders approved our 2014 Equity Incentive Plan (“2014 Plan”), which was amended on July 23, 2018 and on November 5, 2020. The 2014 Plan authorizes the issuance of awards for up to 1,000,000 shares of our Common Stock in the form of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock units, restricted stock awards and unrestricted stock awards to officers, directors and employees of, and consultants and advisors to, the Company or its affiliates. We granted 100,192 and 175,265 stock options under the 2014 Plan during Fiscal 2024 and Fiscal 2023, respectively. We granted 51,171 and 72,566 restricted stock units under the 2014 Plan during Fiscal 2024 and Fiscal 2023, respectively.

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On April 29, 2021, at the Company’s annual stockholders meeting, the 2021 Equity Incentive Plan (the “2021 Plan”) was approved by our stockholders. The 2021 Plan authorizes the issuance of awards for up to 2,000,000 shares of our Common Stock in the form of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock units, restricted stock awards and unrestricted stock awards to officers, directors and employees of, and consultants and advisors to, the Company or its affiliates. We granted 934,012 and 449,176 stock options under the 2021 Plan during Fiscal 2024 and Fiscal 2023, respectively. We granted 17,057 restricted stock units under the 2014 Plan during Fiscal 2024. We did not grant any restricted stock units under the 2021 Plan during Fiscal 2023.

As of June 30, 2024, we had 426,363 options outstanding and exercisable and 114,666 RSUs outstanding under the 2021 Plan, the 2014 Plan and the 2010 Plan.

The following table sets forth certain information concerning unexercised options, stock that has not vested, and equity compensation plan awards outstanding as of June 30, 2024 for the named executive officers below:

			Option Awards (1)				Stock Awards
Name	Award Grant Date	Award Expiration Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Number of Shares or Units of Stock That Have Not Vested	Grant Date Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan: Grant Date Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ronald F.Dutt*	10-20-23	10-20-33	–	223,216	–	$3.36	–	$–	–	$–
	10-31-22	10-31-32	20,043	60,132	–	3.43	–	–	–	–
	3-15-19	3-14-29	50,000	–	–	13.60	–	–	–	–
	7-25-18	7-24-28	33,527	–	–	19.80	–	–	–	–
	6-29-18	6-28-28	50,001	–	–	14.40	–	–	–	–
	10-26-17	10-25-27	50,000	–	–	4.60	–	–	–	–
	12-22-15	12-21-25	19,000	–	–	5.00	–	–	–	–
	10-29-21	10-29-31	–	–	–	–	4,021	23,121	4,021	23,121
	11-12-20	11-30-30	–	–	–	–	13,214	117,340	13,214	117,340

Jeffrey C. Mason (2)	10-20-23	10-20-33	–	54,934	–	3.36	–	–	–	–
	10-31-22	10-31-32	8,746	26,240	–	3.43	–	–	–	–
	10-29-21	10-29-31	–	–	–	–	1,280	7,360	1,280	7,360

Kevin S. Royal (3)	3-4-24	3-4-34	–	55,000	–	5.00	–	–	–	–

*	Mr. Dutt served as our Chief Executive Officer, President, and Chairman until March 10, 2025. In connection with Mr. Dutt’s retirement, the Board appointed Mr. Dale T. Robinette as the new Chairman of the Board, effective March 10, 2025. In addition, the Board appointed Mr. Krishna Vanka as the director, Chief Executive Officer and President of the Company and Flux Power, effective March 10, 2025.

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(1)	The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is calculated based on the historical volatility of the Company’s stock or, when the expected term exceeds how long the Company’s stock has been publicly traded, based on historical volatility of a comparable peer group of publicly traded companies. The risk-free interest rate is based on the U.S. Treasury yield for a term equal to the expected life of the options at the time of grant. The fair value of each restricted stock unit is the fair value of the Company’s Common Stock on the grant date.
(2)	On November 7, 2022, Mr. Mason’s position was expanded to include additional Company authority and delegation.
(3)	Mr. Royal was appointed as the Company’s Chief Financial Officer and Corporate Secretary effective March 4, 2024.

Aggregated Option/Stock Appreciation Right (“SAR”) exercised and Fiscal year-end Option/SAR value table

Neither our executive officers nor the other individuals listed in the tables above, exercised options or SARs during Fiscal 2024.

2023 Employee Stock Purchase Plan (the “2023 ESPP”)

The 2023 ESPP was approved by the Board on March 6, 2023 and approved by the Company’s stockholders on April 20, 2023. The 2023 ESPP enables eligible employees of the Company and certain of its subsidiaries (a “Participating Subsidiary”) to use payroll deductions to purchase shares of the Company’s Common Stock and acquire an ownership interest in the Company. The maximum aggregate number of shares of the Company’s Common Stock that have been reserved as authorized for the grant of options under the 2023 ESPP is 350,000 shares, subject to adjustment as provided for in the 2023 ESPP. Participation in the 2023 ESPP is voluntary and is limited to eligible employees (as such term is defined in the 2023 ESPP) of the Company or a Participating Subsidiary who (i) has been employed by the Company or a Participating Subsidiary for at least 90 days and (ii) is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year. Each eligible employee may authorize payroll deductions of 1-15% of the eligible employee’s compensation on each pay day to be used to purchase up to 1,500 shares of Common Stock for the employee’s account occurring during an offering period. The 2023 ESPP has a term of ten (10) years commencing on April 20, 2023, the date of approval by the Company’s stockholders, unless otherwise earlier terminated.

There were 37,543 and zero shares of stock purchased under the ESPP during Fiscal 2024 and Fiscal 2023, respectfully.

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Employment Agreements with Executive Officers

Summary of Employment Agreement with Mr. Krishna Vanka

On March 10, 2025, the Company entered into an executive employment agreement with Mr. Vanka, pursuant to which he agreed to serve as the Chief Executive Officer and President of the Company (the “Employment Agreement”). Pursuant to the terms of the Employment Agreement, Mr. Vanka receives an annual base salary of $400,000, subject to annual performance reviews by the Board or Compensation Committee. As an initial incentive for achieving key financial milestones, the Company agreed to award Mr. Vanka a cash bonus of $100,000 if the Company’s average EBITDA is net positive over the next nine months (end of the calendar year). Beginning fiscal year 2026, Mr. Vanka will have the ability to achieve a cash bonus of up to 150% of base salary based on budget performance goals as determined by the Board or the Compensation Committee. Beginning fiscal year 2026, Mr. Vanka will be granted time-based restricted stock units (“Time RSUs”) equivalent to 50% of his base salary, vesting in three (3) equal annual installments over three (3) years. He will also be eligible for performance-based restricted stock units (“PSUs”), with a target of 50% of his base salary and a maximum of 150%, based on budget performance goals. Any earned PSUs will cliff-vest on the third (3rd) anniversary of the grant date. Additionally, the Employment Agreement provides that, Mr. Vanka may be terminated at any time by the Company with or without cause. If Mr. Vanka is terminated without cause or upon a Change in Control (as defined in the Employment Agreement), he will receive: (a) twelve (12) months of base salary paid in a lump sum; and (b) twelve (12) months of continued life, medical, and dental insurance coverage, with the Company covering the cost subject to the same employee contribution as active employees. Additionally, in the event of a Change in Control termination, Time RSUs and any PSUs, for which the performance criteria are satisfied, will be subject to double-trigger acceleration. Mr. Vanka is subject to a non-compete obligation during the term of his employment and confidentiality obligations that extend beyond termination. The Employment Agreement also includes other customary clauses and arrangements.

Summary of Employment Agreement with Former President, Mr. Ron Dutt

On February 12, 2021, we entered into an Amended and Restated Employment Agreement with the Company’s president and chief executive officer, Mr. Dutt (the “Dutt Employment Agreement”), which amends and restates the Employment Agreement effective December 11, 2012, as amended (the “Prior Agreement”). In addition to the inclusion of terms relating to change in control, termination, severance, benefits and the acceleration of vesting of options and restricted stock units upon certain events, the Dutt Employment Agreement memorialized Mr. Dutt’s continued services as the president and chief executive officer of the Company and its wholly-owned subsidiary, Flux Power, and the terms pursuant to which he would provide such services. Pursuant to the terms of the Dutt Employment Agreement, Mr. Dutt’s annual base salary was $375,000. On March 10, 2025, Mr. Dutt notified the Board of his decision to retire and resign from his position as director, Chairman of the Board, Chief Executive Officer and President of the Company and its wholly owned subsidiary, Flux Power, effective March 10, 2025. Mr. Dutt’s stepping down was because of personal reasons and not due to any disagreement with the Company’s management team or the Company’s Board on any matter relating to the operations, policies or practices of the Company or any issues regarding the Company’s accounting policies or practices.

To ensure a smooth transition, on March 10, 2025, the Company entered into an Amendment to Mr. Dutt’s Amended and Restated Employment Agreement, dated February 17, 2021 (the “Amendment to Dutt Employment Agreement,” and together with the Amended and Restated Employment Agreement, the “Dutt Employment Agreement”). Under this amendment, Mr. Dutt may provide services and answer questions on an as-needed basis as a senior advisor and will be compensated based on his current monthly salary in the amount of $32,187.50 through March 2025, unless terminated earlier pursuant to its terms. Mr. Dutt reports to the Chief Executive Officer or his designee. In addition, the Company and Mr. Dutt also agreed to enter into separation and release agreement (“Separation Agreement”), which includes the contemplated terms of the payments and benefits in exchange for the release and other agreements set forth therein with Mr. Dutt, including: (a) a cash severance payment of $386,250.02, equivalent to twelve (12) months of his base salary as of the Resignation Date to be paid pro ratably over twelve (12) months; and (b) a monthly cash payment for twelve (12) months in an amount of $4,034.20 for health insurance coverage. Mr. Dutt’s Separation Agreement includes a customary general release of claims in favor of the Company and certain related parties. Mr. Dutt’s employment with the Company ended on March 31, 2025.

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Summary of Employment Agreement with Mr. Kevin S. Royal

On February 22, 2024, we entered into an Employment Agreement with Mr. Kevin S. Royal, in connection with Mr. Royal’s appointment as Chief Financial Officer and Corporate Secretary, which provides for an annual base salary of $330,000, effective March 4, 2024 (the “Employment Agreement”). The Employment Agreement includes terms relating to change in control, termination, severance, benefits and the acceleration of vesting of options and restricted stock units upon certain events. In addition, Mr. Royal will be eligible for a 60% cash bonus, as a percentage of base salary, and incentive stock options to purchase up to 55,000 shares of the Company’s Common Stock (the “Options”) under the 2021 Plan. The Options will be subject to the terms and conditions provided in the form of Incentive Stock Option Agreement under the 2021 Plan, will have an exercise price based on the Company’s 10-day volume weighted average price on the grant date, and will expire ten (10) years from the grant date and vest in four (4) equal annual instalments commencing one year after the grant date.

Under their respective employment agreement, Messrs. Vanka and Royal, among other things, are (i) eligible for annual target cash bonus and awards of restricted stock units or other equity-based incentive compensation consistent with his position as determined by the Board and the Compensation Committee; (ii) entitled to reimbursement for all reasonable business expenses incurred in performing services; and (iii) entitled to certain severance and change of control benefits contingent upon such employee’s agreement to a general release of claims in favor of the Company following termination of employment. Messrs. Vanka and Royal and are also eligible to participate in all customary employee benefit plans or programs generally made available to the senior executive officers. Messrs. Vanka and Royal have each agreed to observe the terms of a standard confidentiality and non-compete agreement for a restricted period of two (2) years. Each of Messrs. Vanka and Royal employment is “at-will” and may be terminated at any time for any reason.

Separation Agreements

On August 12, 2022, Jonathan Berry, the Company’s Chief Operating Officer, separated from the Company and entered into an Employee Separation and Release dated August 24, 2022 (“Separation Agreement”). Under the Separation Agreement, the Company agreed to provide Mr. Berry with certain payments and benefits comprising of: (i) a separation payment of two hundred five thousand two hundred dollars, less required withholdings, (ii) twenty-eight thousand nine hundred seven and 52/100 dollars, less require holdings, to defray costs for COBRA coverage, and (iii) reimbursement for an amount equal to twelve months for life insurance continuation (collectively, the “Separation Benefits”). In exchange for the Separation Benefits, among other things as set forth in the Separation Agreement, Mr. Berry agreed to a release of claims and waivers in favor of the Company and to certain restrictive covenant obligations, and also reaffirmed his commitment to comply with his existing restrictive covenant obligations.

On March 1, 2024 and in connection with Mr. Scheiwe’s departure from the Company, he entered into a Separation and Release Agreement (the “Scheiwe Separation Agreement”). Under the Scheiwe Separation Agreement, Mr. Scheiwe will be entitled to: (i) cash severance of $205,200, which is an amount equal to 12 months of Mr. Scheiwe’s base salary in effect as of the Separation Date, (ii) a one-time payment of $22,840.68, less required withholdings, to cover the COBRA premiums for COBRA continuation coverage for a period of twelve (12) months following the Separation Date, and (iii) provided that Mr. Scheiwe timely elects and enrolls in the life insurance continuation coverage, reimbursement for an amount equal to twelve (12) months of such life insurance continuation coverage. The Separation Agreement additionally includes a customary general release of claims by Mr. Scheiwe in favor of the Company and certain related parties.

Annual Bonus Plan

On November 5, 2020, the Board approved an annual cash bonus plan (the “Annual Bonus Plan”) which allows the Compensation Committee and/or the Board of the Company to set the amount of bonus each fiscal year and the performance criteria. Executive officers and all employees (other than part-time employees and temporary employees) are eligible to participate in the Annual Bonus Plan (“Participants”) as long as the Participant remains an active regular employee of the Company. The Annual Bonus Plan was effective for Fiscal 2021 and is effective each fiscal year thereafter (the “Plan Year”). For each Plan Year, the Compensation Committee establishes an aggregate amount of allocable Bonus under the Annual Bonus Plan and determines the performance goals applicable to a bonus during a Plan Year (the “Participation Criteria”). The Participation Criteria may differ from Participant to Participant and from bonus to bonus. The Participation Criteria for each Plan Year is based on the Company achieving certain performance targets based on annual revenue, gross margin, operating expense and new business development. All of the Company’s executive officers are eligible to participate in the Annual Bonus Plan.

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On October 20, 2023, the Board approved an amended and restated annual cash bonus plan (the “Amended Annual Bonus Plan”) which allows the Compensation Committee and/or the Board of the Company to set the amount of bonus each fiscal year and the performance criteria. Executive officers and all employees (other than part-time employees and temporary employees) are eligible to participate in the Amended Annual Bonus Plan (“Participants”) as long as the Participant remains an active regular employee of the Company. The Amended Annual Bonus Plan is effective for fiscal year 2024 and each fiscal year thereafter (the “Plan Year”). For each Plan Year, the Compensation Committee will establish an aggregate amount of allocable Bonus under the Amended Annual Bonus Plan and determine the performance goals applicable to a bonus during a Plan Year (the “Participation Criteria”). The Participation Criteria may differ from Participant to Participant and from bonus to bonus. All of the Company’s executive officers are eligible to participate in the Amended Annual Bonus Plan.

The Amended Annual Bonus Plan was approved by the Board in anticipation of the Company adopting its “clawback” policy applicable to its executive officers as required under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).

Clawback Policy

To comply with Section 10D of the Securities Exchange Act of 1934, as amended, Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended, and Nasdaq Listing Rule 5608 applicable to incentive-based compensation for executive officers of listed companies, in November 2023, the Board adopted a Policy for the Recovery of Erroneously Awarded Compensation (the “Clawback Policy”) with an effective date of October 2, 2023. Current executive officers of the Company have agreed in writing to the terms and conditions of the Clawback Policy. Under the Clawback Policy, if the Company is required to restate its financial results due to material noncompliance with financial reporting requirements under the federal securities laws, the Company will recoup any erroneously awarded incentive-based compensation from the Company’s current and former executive officers. Administration of the Clawback Policy will be by the Compensation Committee of the Company.

Restatement of Prior Financial Statements

In connection with the restatements of the Prior Financial Statements undertaken by the Company, the Compensation Committee, as the administrator, completed a recovery analysis under the Company’s Clawback Policy. The Compensation Committee concluded that although bonus amounts were paid to executive officers for fiscal periods ended before the effective date of the Clawback Policy, October 2, 2023, the bonuses will be deemed to be “Received” (as defined in the Clawback Policy) during those fiscal periods before the Clawback Policy became effective. As a result, such amounts would not fall under the definition of “Clawback Eligible Incentive Compensation” (as defined in the Clawback Policy”) and would therefore not be subject to further recovery analysis or actions for recovery. The analysis and conclusion does not include any analysis or recoverable amounts under 304 of the Sarbanes-Oxley Act pursuant to action by SEC.

Fiscal 2023

On October 31, 2022, the Compensation Committee also approved the bonus pool and performance criteria for the Annual Bonus Plan for the fiscal year 2023 (the “2023 Bonus”). For the Company’s fiscal year 2023, the performance goals applicable to a bonus are based on the Company achieving certain targets based on the Company’s annual revenue, Adjusted EBITDA (earnings before interest, income taxes, depreciation, amortization, and stock-based compensation), functional goals (the “Financial Targets”), in addition to individual performance objectives and additional bonus amounts if the Company’s financial results exceeds certain thresholds of the Financial Targets.

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The Compensation Committee approved the target cash bonuses under the 2023 Bonus based on the base salary for fiscal year 2023 for the following executive officers:

Name	Position	Fiscal 2023 Base Salary		Bonus Percentage of Base Salary	Total Target Payout	Maximum Payout(1)
Ronald F. Dutt	Chief Executive Officer	$300,000	(2)	75%	$225,000	$270,000
Charles Scheiwe	Chief Financial Officer	$205,200		35%	$71,820	$86,184
Jeffery C. Mason	Vice President of Operations	$206,000		30%	$61,800	$74,160

(1) Subject to a bonus cap for achieving above set revenue target and a payout cap for achieving 10% positive Adjusted EBITDA.

(2) To be effective during the second fiscal quarter of 2023.

Fiscal 2024

Salary Increases

On October 20, 2023, pursuant to the recommendation of the Compensation Committee of the Board (the “Compensation Committee”), the Board approved the following salary increases (the “Fiscal 2024 Annual Salary”) to the following executive officers, effective for the fiscal year 2024 (“Fiscal 2024”):

Name	Position	Salary for Fiscal 2023	Salary for Fiscal 2024
Ronald F. Dutt	Chief Executive Officer	$300,000	$375,000
Charles Scheiwe*	Chief Financial Officer	$205,200	$205,200
Jeffrey Mason	Vice President of Operations	$206,000	$230,720

* Plus an additional supplemental payment of $4,000 per month

On March 1, 2024, pursuant to the recommendation of the Compensation Committee, the Board approved an adjustment to the base salary for the following named executive officer: Jeff Mason, Vice President of Operations. The adjustment reflects a change in base salary to $275,000, effective March 1, 2024.

Fiscal 2024 Bonuses Under the Amended Bonus Plan

On October 20, 2023, pursuant to the recommendation of the Compensation Committee, the Board also approved the bonus pool and performance criteria for the Amended Annual Bonus Plan for Fiscal 2024 (the “2024 Bonus”). For Fiscal 2024, the performance goals applicable to a bonus are based on the Company achieving certain targets based on the Company’s full year revenue, Adjusted EBITDA (earnings before interest, income taxes, depreciation, amortization, and stock-based compensation) for Fiscal 2024, and functional goals (the “Financial Targets”), in addition to individual performance objectives and goals (the “2024 Performance Matrix”).

The Board approved the following cash bonuses under the 2024 Bonus for the following executive officers:

Name	Position	Maximum Payout(1)	Special Bonus Maximum Payout(2)
Ronald F. Dutt	Chief Executive Officer	$256,281	$400,000
Charles Scheiwe	Chief Financial Officer	$91,571	$-
Jeffrey Mason	Vice President of Operations	$94,607	$400,000

(1) Full maximum payout assuming targets reached as set forth in the 2024 Performance Matrix.

(2) Full maximum payout for achieving certain additional gross margin targets

Restricted Stock Unit Grants

We did not grant any Restricted Stock Units to any of our executive officers in Fiscal 2024 and Fiscal 2023.

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Stock Option Grants

Fiscal 2024 Grants

On October 20, 2023 (the “Fiscal 2024 Grant Date”), pursuant to the recommendation of the Compensation Committee, the Board approved the grant of stock options (the “Fiscal 2024 Options”) under the Company’s 2014 Equity Incentive Plan (the “2014 Plan”) and the Company’s 2021 Equity Incentive Plan (the “2021 Plan” and together with 2014 Plan, the “Plan”) to certain employees of the Company or its subsidiary, Flux Power, Inc. The Fiscal 2024 Options are subject to the terms and conditions provided in the form of the related Incentive Stock Option Agreement under the 2014 Plan (the “2014 Option Agreement”) or the form of Incentive Stock Option Agreement under the 2021 Plan (the “2021 Option Agreement”). Additionally, as previously discussed, Mr. Royal was granted options as part of his chief financial officer employment agreement.

The following executive officers of the Company were granted Options in such number, with such vesting schedule, and under the respective Plan, set forth as follows:

Name	Position	Options (1)	Vesting Schedule
Ronald F. Dutt	Chief Executive Officer	223,216	Annually over 3 years from the date of grant
Charles Scheiwe	Chief Financial Officer	42,750	Annually over 3 years from the date of grant
Jeffrey Mason	Vice President of Operations	54,934	Annually over 3 years from the date of grant
Kevin S. Royal	Chief Financial Officer	55,000	Annually over 3 years from the date of grant

(1) Subject to $100,000 ISO limitation under the 2021 Plan. Excess, if any, issued as non-qualified stock options.

Fiscal 2023 Grants

On October 31, 2022 (the “Fiscal 2023 Grant Date”), the Compensation Committee approved the grant of incentive stock options (the “Fiscal 2023 Options”) under the Company’s 2014 Plan and the Company’s 2021 Plan to certain employees of the Company or its subsidiary, Flux Power, Inc. The Options are subject to the terms and conditions provided in the form of the 2014 Option Agreement or the “2021 Option Agreement.

The following named executive officers of the Company were granted Stock Options under the 2021 Plan in such number and vesting schedule set forth as follows:

Name	Position	Options (1)	Vesting Schedule
Ronald F. Dutt	Chief Executive Officer	80,175	Annually over 4 years from the date of grant
Charles Scheiwe	Chief Financial Officer	41,878	Annually over 4 years from the date of grant
Jeffrey C. Mason	Vice President of Operations	34,986	Annually over 4 years from the date of grant

(1) Subject to $100,000 ISO limitation under the 2021 Plan. Excess, if any, issued as non-qualified stock options.

Incentive Plans

Management, the Committee and the Board will continue to explore and evaluate different long-term and short-term incentives to help attract, retain and motivate our employees to align their interest to our business and financial success through the use of equity award and cash bonuses.

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Compensation of Non-Executive Directors

On January 14, 2022, pursuant to the recommendation and advice of the Compensation Committee of the Board of the Company, the Board approved the following annual compensation package for non-executive directors of the Company for calendar year 2022, as follows:

Name	Independent Non-Executive Director	Position	Base Retainer (cash)	Chair Fee (cash)		Lead Independent Director (cash)
Lisa Walters-Hoffert	X	Audit Chair	$50,000	$7,500		$-
Dale Robinette	X	Compensation Chair	50,000	5,000		20,000
John A. Cosentino Jr. (1)	X	Governance Chair	50,000	5,000	(1)	-
Cheemin Bo-Linn (2)	X	Board Member	50,000	-		-
Michael Johnson		Board Member	50,000	-		-

(1)	Mr. Cosentino resigned as our director on March 1, 2022. As appreciation for Mr. Cosentino’s board services, the Board approved to (i) accelerate the vesting of the following securities the Board granted in connection with his board services: 435 unvested options and 4,578 restricted stock awards, and (iii) pay his board fees for 3rd quarter of Fiscal 2022.
(2)	Dr. Bo-Linn was appointed as Chairperson of the Governance Committee on March 3, 2022. For Dr. Bo-Linn’s services as Chairperson, she is entitled to a Chair Fee of $5,000 for calendar year 2022.

There was no change to the cash compensation package for non-executive directors of the Company during Fiscal 2023.

On March 8, 2023, pursuant to the recommendation and advice of the Compensation Committee of the Board of the Company, the Board approved the following annual compensation package for non-executive directors of the Company for fiscal year ending June 30, 2024, as follows:

Name	Independent Non-Executive Director	Position	Base Retainer (cash)	Chair Fee (cash)	Committee Member Fee(1) (cash)	Lead Independent Director (cash)
Lisa Walters-Hoffert	X	Audit Chair	$50,000	$7,500	$5,000	$-
Dale Robinette	X	Compensation Chair	50,000	5,000	6,250	20,000
Cheemin Bo-Linn (2)	X	Board Member	50,000	5,000	6,250	-
Michael Johnson		Board Member	50,000	-	-	-
Mark Leposky (3)	X	Board Member	50,000	5,000	6,250	-

(1)	Committee Member Fees: $3,750 for non-chair committee members of the Audit Committee, and $2,500 for non-chair committee members of the Compensation Committee and the Nominating and Governance Committee.
(2)	Dr. Bo-Linn stepped down as our director on April 18, 2024. As appreciation for Dr. Bo-Linn’s services as a director to the Company, the Board approved to accelerate the vesting of 18,561 unvested restricted stock units, effective as of April 18, 2024.
(3)	Mr. Leposky was elected as our director on April 18, 2024 and appointed as Chairperson of the Governance Committee on April 18, 2024. For Mr. Leposky’s services, he is entitled to a prorated Chair Fee and Committee Member Fee for the fiscal year ended June 30, 2024.

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On April 18, 2024, pursuant to the recommendation and advice of the Compensation Committee of the Board of the Company, the Board approved the following annual compensation package for non-executive directors of the Company for the fiscal year ending June 30, 2025, as follows:

Name	Independent Non-Executive Director	Position	Base Retainer (cash)	Chair Fee (cash)	Committee Member Fee (1) (cash)	Lead Independent Director (cash)
Lisa Walters-Hoffert	X	Audit Chair	$50,000	$7,500	$5,000	$-
Dale Robinette	X	Compensation Chair	50,000	5,000	6,250	20,000
Mark F. Leposky	X	Nominating and Governance Chair	50,000	5,000	6,250	-
Michael Johnson		Board Member	50,000	-	-	-

(1)	Committee Member Fees: $3,750 for non-chair committee members of the Audit Committee, and $2,500 for non-chair committee members of the Compensation, Nominating and Governance Committees.

Equity Component of Non-Executive Director Compensation

In addition, our directors are eligible to receive an annual equity grant of RSUs. Pursuant to grants approved by our Board at the recommendation of the Compensation Committee in April 2022 and 2023, our non-executive directors were granted RSUs under the 2014 Plan. The number of RSUs granted to each non-executive director was equal to the amount of $50,000 divided by the fair market value of the RSUs, with all RSUs subject to vesting restrictions. The fair market value of the RSUs was determined by applying a 10-day volume weighted average stock price prior to the grant issuance date.

In April 2022, each of our non-executive directors were granted 17,793 RSUs which fully vested on April 28, 2023. In addition, in August 2022, as compensation for board services provided during the last quarter of Fiscal 2022, Dr. Bo-Linn was granted 5,034 RSUs, of which 1/3 vested immediately, each of the remaining 1/3 of the RSUs will vest on April 29, 2023, and April 29, 2024. Dr. Bo-Linn’s s grant was consistent with the standard equity component of Non-Executive Director Compensation Package as approved by the Board.

In April 2023, each of our non-executive directors were granted 16,883 RSUs which are scheduled to fully vest on April 20, 2024.

In April 2024, each of our non-executive directors were granted 17,057 RSUs under the 2014 Plan or the 2021 Plan, which are scheduled to fully vest on April 18, 2025.

Director Compensation Table

Below is a summary of compensation accrued or paid to our non-executive directors during Fiscal 2024 and Fiscal 2023. Mr. Dutt, our chief executive officer and president, received no compensation for his service as a director and is not included in the table. The compensation Mr. Dutt receives as an employee of the Company is included in the section titled “Executive Compensation.”

Name	Fiscal Year	Fees Earned or Paid In Cash ($)	Stock Awards(1) ($)	All Other Compensation ($)	Total ($)
Lisa Walters-Hoffert	2024	$62,500	$80,000	$-	$142,500
	2023	57,500	50,000	-	107,500

Dale Robinette	2024	81,250	80,000	-	161,250
	2023	75,000	50,000	-	125,000

Michael Johnson	2024	50,000	50,000	-	100,000
	2023	50,000	50,000	-	100,000

Cheemin Bo-Linn (2)	2024	48,958	-	-	48,958
	2023	55,000	50,000	-	105,000

Mark F. Leposky (3)	2024	15,312	80,000		95,312
	2023	-	-	-	-

(1)	Represent the fair value of the RSUs granted using the volume weighted average price of the ten days of trading prior to grant date.

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(2)	Dr. Bo-Linn stepped down as our director on April 18, 2024.
(3)	Mr. Leposky was elected as our director on April 18, 2024.

The following table shows the aggregate number of vested stock options held by our non-employee directors as of June 30, 2024 and June 30, 2023:

Name	Year	Vested Stock Options
Lisa Walters-Hoffert	2024	3,948
	2023	3,948

Dale Robinette	2024	3,948
	2023	3,948

Cheemin Bo-Linn (1)	2024	–
	2023	–

Michael Johnson	2024	9,948
	2023	12,948

Mark F. Leposky (2)	2024	–
	2023	–

(1)	Dr. Bo-Linn stepped down as our director on April 18, 2024.
(2)	Mr. Leposky was elected as our director on April 18, 2024.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of certain relationships and transactions since July 1, 2022 and any currently proposed transactions, to which we were or are to be a participant, in which (1) the amount involved exceeded or will exceed the lesser of (i) $120,000 or (ii) one percent (1%) of the average of our total assets for the last two completed fiscal years, and (2) any of our directors, executive officers or holders of more than five percent (5%) of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest other than compensation and other arrangements that are described under the section titled “Executive Compensation.”

Pursuant to the Audit Committee’s written charter, our Audit Committee has the responsibility to review, approve and oversee transactions between the Company and any related person (as defined in Item 404 of Regulation S-K) and any potential conflict of interest situations on an ongoing basis, in accordance with our policies and procedures, and to develop policies and procedures for the Audit Committee’s approval of related party transactions.

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Line of Credit Facility and Subordinated Unsecured Promissory Note

On November 2, 2023, we entered into a Credit Facility Agreement (the “Credit Facility”) with Cleveland (the “Lender”). The Credit Facility provides the Company with a line of credit of up to $2,000,000 for working capital purposes (“LOC”). In connection with the LOC, the Company issued a subordinated unsecured promissory note for $2,000,000 (the “Commitment Amount”) in favor of the Lender (the “Note”).

Pursuant to the terms of the Credit Facility, the Lender agreed to make loans (each such loan, an “Advance”) up to such Lender’s Commitment Amount to the Company from time to time, until August 15, 2025 (the “Due Date”). The Note accrues interest at Secured Overnight Financing Rate plus nine percent (9%) per annum on each Advance from and after the date of disbursement of such Advance. All indebtedness, obligations and liabilities of the Company to the Lender is subject to the rights of Gibraltar Business Capital, LLC, a Delaware limited liability company (together with its successors and assigns, “GBC”), pursuant to a Subordination Agreement dated on or about November 2, 2023, by and between the Lender and GBC (the “Subordination Agreement”). Subject to the Subordination Agreement, the Company may, from time to time, prior to the Due Date, draw down, repay, and re-borrow on the Note, by giving notice to the Lenders of the amount to be requested to be drawn down. Subject to the Subordination Agreement, the Note is payable upon the earlier of (i) the Due Date or (ii) on occurrence of an event of Default (as defined in the Note). As consideration of the Lender’s commitment to provide the Advances, we agreed to issue the Lender warrants to purchase 41,196 shares of Common Stock (the “Warrants”) which are exercisable immediately from the date of issuance, expire on the five (5) year anniversary of the date of issuance and have an exercise price of $3.24 per share. As of April 8, 2025, the Company had $12,123,718 in principal amount outstanding under the Credit Facility.

PRINCIPAL SECURITYHOLDERS

Security Ownership of Principal Stockholders and Management

As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. As of April 8, 2025, we had a total of 16,682,465 shares of Common Stock issued and outstanding.

 The following table sets forth, as of April 8, 2025, information concerning the beneficial ownership of shares of our common stock held by our directors, our named executive officers, our directors and executive officers as a group, and each person known by us to be a beneficial owner of more than five percent (5%) of our outstanding common stock. Unless otherwise indicated, the business address of each of our directors, executive officers and beneficial owners of more than five percent (5%) of our outstanding common stock is c/o Flux Power Holdings, Inc., 2685 S. Melrose Drive, Vista, California 92081. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned		% of Ownership
Officers and Directors
Michael Johnson, Director	4,214,939	(2)	25.1%
Krishna Vanka, Chief Executive Officer, President, and Director	–	(3)	–
Kevin S. Royal, Chief Financial Officer and Secretary	18,331	(4)	*
Jeffrey C. Mason, Vice President of Operations	43,066	(5)	*
Mark F. Leposky, Director	17,057	(6)	*
Lisa Walters-Hoffert, Director	48,055	(7)	*
Dale Robinette, Director	60,257	(8)	*
All Officers and Directors as a group (7 people)	4,401,707		26.0

5% Stockholders
Esenjay Investments LLC	4,148,680	(2)	24.7
Cleveland Capital Management L.L.C.	1,445,182	(9)	7.0
1250 Linda Street, Suite 304
Rocky River, OH 44116
Formidable Asset Management, LLC	3,274,325	(10)	19.5
221 E Fourth Street, Suite 2700
Cincinnati OH 45202

*	Represents less than 1% of shares outstanding.

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(1)	All addresses above are 2685 S. Melrose Drive, Vista, California 92081, unless otherwise stated.
(2)	Includes (i) 39,254 shares of common stock held by Mr. Johnson and 4,148,680 shares of common stock held by Esenjay Investments LLC, of which Mr. Johnson is the sole director and beneficial owner, (ii) 9,948 shares of common stock issuable to Mr. Johnson upon exercise of stock options within 60 days, and (iii) 17,057 shares of common stock issuable upon vesting of restricted stock units within 60 days.
(3)	Mr. Vanka was appointed Chief Executive Officer, President and director on March 10, 2025.
(4)	Includes 18,331 shares of common stock issuable upon exercise of stock options within 60 days.
(5)	Includes 7,264 shares of common stock and 35,802 shares of common stock issuable upon exercise of stock options within 60 days.
(6)	Includes 17,057 shares of common stock issuable upon vesting of restricted stock units within 60 days.
(7)	Includes 27,050 shares of common stock, 3,948 shares of common stock issuable upon exercise of stock options within 60 days, and 17,057 shares of common stock issuable upon vesting of restricted stock units within 60 days.
(8)	Includes 39,254 shares of common stock, 3,948 shares of common stock issuable upon exercise of stock options within 60 days, and 17,057 shares of common stock upon vesting of restricted stock units within 60 days.
(9)	Based on Amendment No. 8 to Schedule 13G filed jointly by Cleveland, Rocky River Specific Opportunities Fund LLC, Wade Massad, John Shiry and Cleveland Capital Management, L.L.C. with the SEC on February 14, 2025, reporting information as of December 31, 2024. Reflects 1,404,032 shares of common stock held by certain private funds managed by Cleveland Capital Management, L.L.C., or by its principals, and hold shared voting and dispositive power with respect to such shares. Excludes (i) 41,150 shares of common stock individually held by Mr. Massad and (ii) 50,000 shares of common stock individually held by Mr. Shiry.
(10)	Based on Schedule 13D filed by Formidable Asset Management, LLC with the SEC on October 31, 2023. Reflects (i) 548,226 shares of common stock held by Formidable Asset Management, LLC, and (ii) 2,726,099 shares of common stock held by certain accounts managed by Formidable Asset Management, LLC, and hold shared voting and dispositive power with respect to such shares.

DESCRIPTION OF CAPITAL STOCK

The following description of our current capital stock and provisions of our amended and restated articles of incorporation (Articles of Incorporation) and Amended and Restated Bylaws (Bylaws) are summaries, are not intended to be complete and are qualified in their entirety by reference such Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to our registration statement, of which this prospectus forms a part.

Proposed Amendment to Articles of Incorporation

On April 9, 2025, the Company filed a definitive proxy statement with the SEC in connection with the 2025 Annual Meeting of Stockholders to be held at 10:00 a.m. Pacific Standard Time, on Wednesday, May 28, 2025 via a live webcast on the internet (“Annual Meeting”). At the Annual Meeting, stockholders of record as of April 8, 2025 will be asked to elect five directors to the Board, ratify Haskell & White LLP as its independent registered public accounting firm for fiscal year ended June 30, 2025, to approve a 2025 Equity Incentive Plan, to approve an amendment to the Company’s Articles to (i) to increase the authorized shares of common stock from 30,000,000 to 75,000,000, and (ii) to permit the issuance of 3,000,000 shares of preferred stock with rights and preferences to be determined by the Company’s Board of Directors from time to time.

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Common Stock

We are authorized to issue up 30,000,000 shares of Common Stock, par value $0.001 per share. Each outstanding share of Common Stock entitles the holder thereof to one vote per share on all matters. As of April 8, there were 16,682,465 shares of Common Stock issued and outstanding.

The holders of shares of our Common Stock are entitled to dividends out of funds legally available when and as declared by our Board of Directors. In the event of our liquidation, dissolution or winding up, holders of our Common Stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

To the extent that additional shares of our Common Stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights

Our Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights.

Economic Rights

Except as otherwise expressly provided in our Articles of Incorporation or required by applicable law, all shares of Common Stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

No Preemptive or Similar Rights

The holders of our shares of Common Stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Removal of Directors by Stockholders

Our Bylaws provide that subject to any limitations in our Articles of Incorporation, directors may be removed by a vote not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote thereon, at a special meeting of the stockholders called for that purpose.

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Preferred Stock

We may issue up to 500,000 shares of preferred stock, par value $0.001 per share in one or more classes or series within a class pursuant to our Articles of Incorporation. There are no shares of preferred stock issued and outstanding. Preferred stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. One of the effects of undesignated preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the Board of Directors’ authority described above may adversely affect the rights of holders of Common Stock. For example, preferred stock issued by us may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

Nevada Laws

Sections 78.378 to 78.3793 of the Nevada Revised Statutes (NRS) (Acquisition of Controlling Interest) provide generally that any person or entity that acquires at least one-fifth of all the voting power in the election of directors of a Nevada corporation, which has 200 or more stockholders of record and does business in the State of Nevada, may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part.

Section 78.3785 of the NRS provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

●	One-fifth or more but less than one-third;
●	One-third or more but less than a majority; or
●	A majority or more.

A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation.

Transfer Agent And Registrar

The transfer agent and registrar for our Common Stock is Issuer Direct Corporation, 1981 Murray Holladay Rd Suite 100, Salt Lake City, Utah 84117.

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering shares of Common Stock, Common Warrants to purchase shares of Common Stock and pre-funded warrants to purchase shares of Common Stock. For each pre-funded warrant we sell, the number of shares of Common Stock we are offering will be decrease on a one-for-one basis. Each share of Common Stock and pre-funded warrant will be sold together with one Common Warrant. The shares of Common Stock and accompanying Common Warrants are immediately separable and will be issued separately in the offering, and the pre-funded warrants and the accompanying Common Warrants are immediately separable and will be issued separately in the offering.

We are also registering the shares of our Common Stock issuable from time to time upon exercise of the Common Warrants and pre-funded warrants offered hereby.

Common Stock

The material terms and provisions of our Common Stock and each other class of our securities which qualifies or limits our Common Stock are described under the caption “Description of Our Capital Stock” in this prospectus.

Pre-Funded Warrants

The following summary of certain terms and provisions of pre-funded warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the pre-funded warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of pre-funded warrant for a complete description of the terms and conditions of the pre-funded warrants.

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Duration and Exercise Price. Each pre-funded warrant offered hereby will have an initial exercise price per share equal to $          .. The pre-funded warrants will be immediately exercisable and may be exercised at any time until the pre-funded warrants are exercised in full. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The pre-funded warrants will be issued separately from the accompanying Common Warrants and may be transferred separately immediately thereafter.

Exercisability. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). Purchasers of the pre-funded warrants in this offering may elect to deliver their exercise notice following the pricing of the offering and prior to the issuance of the pre-funded warrants at closing to have their pre-funded warrants exercised immediately upon issuance and receive shares of Common Stock underlying the pre-funded warrants upon closing of this offering. A holder (together with its affiliates) may not exercise any portion of the pre-funded warrant to the extent that the holder would own more than 4.99% of the outstanding Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s pre-funded warrants up to 9.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. Purchasers of pre-funded warrants in this offering may also elect prior to the issuance of the pre-funded warrants to have the initial exercise limitation set at 9.99% of our outstanding Common Stock. No fractional shares of Common Stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will round down to the next whole share.

Cashless Exercise. If, at the time a holder exercises its pre-funded warrants, a registration statement registering the issuance of the shares of Common Stock underlying the pre-funded warrants under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the pre-funded warrants.

Transferability. Subject to applicable laws, a pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to us together with the appropriate instruments of transfer.

Exchange Listing. There is no trading market available for the pre-funded warrants on any securities exchange or nationally recognized trading system. We do not intend to list the pre-funded warrants on any securities exchange or nationally recognized trading system.

Right as a Stockholder. Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their pre-funded warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction. Notwithstanding the foregoing, in the event of a fundamental transaction, the holder of the pre-funded warrant will have the right to require us or the successor entity to purchase the remaining unexercised portion of the pre-funded warrant in cash in an amount equal to a Black Scholes Value as defined in the pre-funded warrant.

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Common Warrants

The following summary of certain terms and provisions of Common Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Common Warrants, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Common Warrants for a complete description of the terms and conditions of the Common Warrants.

Duration and Exercise Price. Each Common Warrant offered hereby will have an initial exercise price per share equal to           of the public offering price of the shares of Common Stock and accompanying Common Warrants. The Common Warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. The exercise price and number of shares of Common Stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The Common Warrants will be issued together with the Common Stock or pre-funded warrant and may be transferred separately immediately thereafter.

Exercisability. The Common Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Common Warrant to the extent that the holder would own more than 4.99% of the outstanding Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Common Warrants up to 9.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Common Warrants. No fractional shares of Common Stock will be issued in connection with the exercise of a Common Warrant. In lieu of fractional shares, we will round down to the next whole share.

Cashless Exercise. If, at the time a holder exercises its Common Warrants, a registration statement registering the issuance of the shares of Common Stock underlying the Common Warrants under the Securities Act is not then effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Common Warrants.

Transferability. Subject to applicable laws, Common Warrants in physical form may be transferred upon surrender of the Common Warrant together with the appropriate instruments of transfer.

Exchange Listing. There is no established public trading market for the Common Warrants, and we do not expect a market to develop. In addition, we do not intend to list the Common Warrants on any securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the Common Warrants will be limited.

Right as a Stockholder. Except as otherwise provided in the Common Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the Common Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Common Warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the form of Common Warrant, and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the Common Warrants will be entitled to receive upon exercise of the Common Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Common Warrants immediately prior to such fundamental transaction. Notwithstanding the foregoing, in the event of a fundamental transaction, the holder of the Common Warrant will have the right to require us or the successor entity to purchase the remaining unexercised portion of the Common Warrant in cash in an amount equal to a Black Scholes Value as defined in the Common Warrant.

89

PLAN OF DISTRIBUTION

Pursuant to a placement agency agreement to be entered into between           and us, we will engage            to act as our exclusive placement agent to solicit offers to purchase the securities offered by this prospectus on a reasonable best-efforts basis. The placement agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered, or any at all. The placement agent may engage one or more subagents or selected dealers in connection with this offering.

We will enter into a securities purchase agreement directly with the investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We will deliver the securities being offered pursuant to this prospectus upon closing.

We will pay the placement agent a cash transaction fee equal to           % of the aggregate gross proceeds to us from the sale of the securities in the offering. In addition, we will reimburse the placement agent for its accountable legal expenses incurred in connection with this offering in the amount of up to $          , as well as non-accountable expenses of up to $          , incurred by the placement agent in connection with this offering. The placement agency agreement, however, will provide that in the event this offering is terminated, the placement agent will only be entitled to the reimbursement of out-of-pocket accountable expenses actually incurred in accordance with Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5110(f)(2)(C).

The following table shows the public offering price, placement agent fees and proceeds, before expenses, to us, assuming the purchase of all the securities we are offering. Because there is no minimum offering amount required as a condition to closing in this offering, the actual total placement agent fees, if any, are not presently determinable and may be substantially less than the maximum amount set forth below.

	Per Common Stock and Common Warrant	Per Pre-Funded Warrant and Common Stock	Total Offering(3)
Public offering price	$	$	$
Placement Agent Fees(1)	$	$	$
Proceeds to us (before expenses)(2)	$	$	$

(1)	We have agreed to pay the placement agent a cash fee equal to % of the gross proceeds that are sold in the offering and to reimburse the placement agent for certain expenses. See section titled “Plan of Distribution” for additional information.
(2)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the Common Warrants or pre-funded warrants.
(3)	Assumes no pre-funded warrants are issued.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the placement agent commission, will be approximately $[●], all of which are payable by us. This figure includes the placement agent’s out-of-pocket expenses, including, but not limited to, legal fees for the placement agent’s legal counsel, that we have agreed to pay at the closing of the offering, up to $[●].

90

Lock-Up Agreements

We and our directors, officers and stockholders who beneficially own          % or more of our outstanding Common Stock have agreed with the placement agent, for a period of          days after the closing of this offering, not to offer for sale, issue, sell, contract to sell, pledge grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of our Common Stock or any securities convertible into or exchangeable for our Common Stock either owned as of the date of the placement agent agreement or thereafter acquired without the prior written consent of the placement agent, subject to certain exceptions. The placement agent may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Indemnification

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the placement agent may be required to make for these liabilities.

Determination of Offering Price and Warrant Exercise Price

The actual combined public offering price of the Common Stock and Common Warrants, and pre-funded warrants and Common Warrants, we are offering, and the exercise price of the Common Warrants that we are offering, will be negotiated between us, the placement agent and the investors in the offering based on the trading price of our Common Stock prior to the offering, among other things, including a to be negotiated discount to the trading price. Other factors considered in determining the combined public offering price of the Common Stock and Common Warrants, and pre-funded warrants and Common Warrants, we are offering, as well as the exercise price of the Common Warrants that we are offering, include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Regulation M

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the placement agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the placement agent acting as principal. Under these rules and regulations, the placement agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Trading Market and Symbol

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “Flux.” The pre-funded warrants and Common Warrants are not and will not be listed on an exchange and there will be no public market for the pre-funded warrants nor Common Warrants.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the placement agent. In connection with the offering, the placement agent or selected dealers may distribute prospectuses electronically.

91

Other than the prospectus in electronic format, the information on the placement agent’s website and any information contained in any other website maintained by the placement agent is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agent in its capacity as placement agent and should not be relied upon by investors.

Certain Relationships

The placement agent and its affiliates may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

LEGAL MATTERS

The validity of securities offered hereby will be passed upon for us by Lewis Brisbois Bisgaard & Smith LLP, San Francisco, California.          is acting as counsel to the placement agent in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Flux Power Holdings, Inc. as of June 30, 2023 and June 30, 2024, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, have been audited by Baker Tilly US, LLP (“Baker Tilly”), an independent registered public accounting firm, as stated in its report included herein (which report includes an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern described in Note 3 to the consolidated financial statements). Such financial statements have been included herein in reliance on the report of such firm given upon its authority as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH

ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Notification Not to Stand for Re-Election

On January 6, 2025, the Company was notified by Baker Tilly that it would not stand for re-election as the Company’s independent registered public accounting firm upon completion of its audit for the fiscal year ended June 30, 2024. Baker Tilly remains engaged to complete its audit of the Company’s financial statements for the fiscal year ended June 30, 2024. Upon completion of its audit of such financial statements and filing of the Form 10-K for the fiscal year ended June 30, 2024, its engagement with the Company will cease.

Baker Tilly’s reports on the Company’s financial statements for the fiscal years ended June 30, 2023 and June 30, 2022, prior to the effects of the pending restatement as disclosed in Form 8-K filed with the Securities and Exchange Commission on September 5, 2024, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s two most recent fiscal years ended June 30, 2023 and June 30, 2022 and the subsequent interim period through January 6, 2025, there were no disagreements, within the meaning of Item 304(a)(1)(iv) of Regulation S-K promulgated under the Securities Exchange Act of 1934 (“Regulation S-K”) and the related instructions thereto, with Baker Tilly on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Baker Tilly, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Also during this same period, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto, except for the material weaknesses in the Company’s internal control over financial reporting as disclosed in the Company’s Form 10-K for the fiscal year ended June 30, 2023, and the Form 10-Q for the periods ended September 30, 2023, December 31, 2023, and March 31, 2024. Baker Tilly did not seek the Company’s consent to its decision not to stand for re-election. As a result, neither the Company’s Board of Directors nor the Company’s Audit Committee recommended or approved such decision. We provided Baker Tilly with the disclosures under this Item 4.01 and requested Baker Tilly to furnish us with a letter addressed to the United States Securities and Exchange Commission stating whether it agrees with the foregoing statements made by us .01 and, if not, stating the areas of disagreement. A copy of Baker Tilly’s letter, dated January 8, 2025, is attached hereto as exhibit to the registration. Baker Tilly completed its audit of the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2024 and issued their report thereon. As previously disclosed, upon completion of its audit of such financial statements and filing of the Form 10-K for the fiscal year ended June 30, 2024, Baker Tilly’s engagement with the Company ceased.

92

New Independent Registered Public Accounting Firm

On January 6, 2025, the Audit Committee of the Company completed its selection process and approved the appointment of Haskell & White LLP (“Haskell & White”) as the Company’s independent registered public accounting firm for the year ending June 30, 2025, subject to the completion of Haskell & White’s standard client acceptance procedures and the execution of an engagement letter. On January 29, 2025, the Company executed an engagement letter with Haskell & White to engage Haskell & White as its independent registered public accounting firm for the year ending June 30, 2025 (the “Effective Date”). During the Company’s two most recent fiscal years, and the subsequent interim period through the Effective Date, neither the Company nor anyone acting on its behalf, has consulted with Haskell & White regarding (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or the effectiveness of internal control over financial reporting, and neither a written report nor oral advice was provided to the Company that Haskell & White concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (2) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (3) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock and warrants offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and our Common Stock and warrants, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act and we are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the SEC’s website referred to above. We also maintain a website at www.fluxpower.com at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

93

FLUX POWER HOLDINGS, INC.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Flux Power Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Flux Power Holdings, Inc. (the “Company”) as of June 30, 2024, 2023 and 2022, the related consolidated statements of operations, stockholders’ equity, and cash flows, for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the consolidated financial statements, the Company has restated prior year consolidated financial statements to correct misstatements.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company’s current liquidity position and projected cash needs raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ BAKER TILLY US, LLP

We have served as the Company’s auditor since 2012.

San Diego, California

January 29, 2025

F-2

FLUX POWER HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,	June 30,
	2024	2023	2022
		Restated	Restated
ASSETS

Current assets:
Cash	$643,000	$2,379,000	$485,000
Accounts receivable, net of allowance for credit losses of $55,000, $0 and $0 at June 30, 2024, 2023 and 2022, respectively	9,773,000	8,800,000	8,609,000
Inventories, net	16,977,000	16,158,000	14,440,000
Other current assets	945,000	918,000	1,261,000
Total current assets	28,338,000	28,255,000	24,795,000

Right of use asset	2,096,000	2,854,000	2,597,000
Property, plant and equipment, net	1,749,000	1,789,000	1,578,000
Other assets	118,000	120,000	89,000

Total assets	$32,301,000	$33,018,000	$29,059,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$11,395,000	$9,872,000	$6,645,000
Accrued expenses	3,926,000	3,181,000	2,209,000
Line of credit	13,834,000	9,912,000	4,889,000
Deferred revenue	485,000	131,000	163,000
Customer deposits	18,000	82,000	175,000
Finance leases payable, current portion	156,000	143,000	-
Office leases payable, current portion	734,000	644,000	504,000
Accrued interest	126,000	2,000	1,000
Total current liabilities	30,674,000	23,967,000	14,586,000

Long term liabilities:
Finance leases payable, less current portion	112,000	273,000	-
Office leases payable, less current portion	1,321,000	2,055,000	2,361,000

Total liabilities	32,107,000	26,295,000	16,947,000

Stockholders’ equity:
Preferred stock, $0.001 par value; 500,000 shares authorized; none issued and outstanding	-	-	-
Common stock, $0.001 par value; 30,000,000 shares authorized; 16,682,465, 16,462,215 and 15,996,658 shares issued and outstanding at June 30, 2024, 2023 and 2022, respectively	17,000	16,000	16,000
Additional paid-in capital	99,889,000	98,086,000	95,732,000
Accumulated deficit	(99,712,000)	(91,379,000)	(83,636,000)
Total stockholders’ equity	194,000	6,723,000	12,112,000
Total liabilities and stockholders’ equity	$32,301,000	$33,018,000	$29,059,000

The accompanying notes are an integral part of these consolidated financial statements.

F-3

FLUX POWER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended June 30,
	2024	2023	2022
		Restated	Restated
Revenues	$60,824,000	$66,488,000	$42,333,000
Cost of sales	43,591,000	50,598,000	36,726,000

Gross profit	17,233,000	15,890,000	5,607,000

Operating expenses:
Selling and administrative	18,932,000	17,620,000	15,515,000
Research and development	4,916,000	4,682,000	6,313,000
Total operating expenses	23,848,000	22,302,000	21,828,000

Operating loss	(6,615,000)	(6,412,000)	(16,221,000)

Other income (expense):
Other income	-	8,000	-
Interest income (expense), net	(1,718,000)	(1,339,000)	(252,000)

Net loss	$(8,333,000)	$(7,743,000)	$(16,473,000)

Net loss per share - basic and diluted	$(0.50)	$(0.48)	$(1.07)

Weighted average number of common shares outstanding - basic and diluted	16,548,533	16,055,256	15,439,530

The accompanying notes are an integral part of these consolidated financial statements.

F-4

FLUX POWER HOLDING, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock
	Shares	Capital Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, as restated, at June 30, 2023	16,462,215	$16,000	$98,086,000	$(91,379,000)	$6,723,000
Issuance of common stock — exercised options and RSU settlements	182,707	1,000	35,000	-	36,000
Issuance of common stock – ESPP	37,543	-	105,000	-	105,000
Fair value of warrants issued	-	-	92,000	-	92,000
Stock-based compensation	-	-	1,571,000	-	1,571,000
Net loss	-	-	-	(8,333,000)	(8,333,000)
Balance at June 30, 2024	16,682,465	$17,000	$99,889,000	$(99,712,000)	$194,000

	Common Stock
	Shares	Capital Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, as restated, at June 30, 2022	15,996,658	$16,000	$95,732,000	$(83,636,000)	$12,112,000
Issuance of common stock — public offering, net of costs	355,309	-	1,556,000	-	1,556,000
Issuance of common stock - exercised options and RSU settlement	110,248	-	-	-	-
Stock-based compensation	-	-	798,000	-	798,000
Net loss	-	-	-	(7,743,000)	(7,743,000)
Balance as restated, at June 30, 2023	16,462,215	$16,000	$98,086,000	$(91,379,000)	$6,723,000

	Common Stock
	Shares	Capital Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, as restated, at June 30, 2021*	13,652,164	$14,000	$79,197,000	$(67,163,000)	$12,048,000
Issuance of common stock and warrants - registered direct offering, net of costs	2,142,860	2,000	13,969,000	-	13,971,000
Issuance of common stock — public offering, net of costs	190,782	-	1,602,000	-	1,602,000
Issuance of common stock - exercised options and RSU settlement	10,852	-	-	-	-
Fair value of warrants issued	-		253,000		253,000
Stock-based compensation	-	-	711,000	-	711,000
Net loss	-	-	-	(16,473,000)	(16,473,000)
Balance, as restated, at June 30, 2022	15,996,658	$16,000	$95,732,000	$(83,636,000)	$12,112,000

*	June 30, 2021 total shareholders’ equity, as restated, reflects the impact of restatement adjustments related to periods prior to the year ended June 30, 2022. The impact of restatement is a decrease of $958,000 to accumulated deficit at June 30, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

FLUX POWER HOLDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended June 30,
	2024	2023	2022
		Restated	Restated
Cash flows from operating activities:
Net loss	$(8,333,000)	$(7,743,000)	$(16,473,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,045,000	899,000	575,000
Stock-based compensation	1,571,000	798,000	711,000
Amortization of debt issuance costs	230,000	482,000	–
Non-cash lease expense	606,000	512,000	438,000
Inventory write downs	490,000	690,000	665,000
Changes in operating assets and liabilities:
Accounts receivable	(973,000)	(191,000)	(2,512,000)
Inventories	(1,309,000)	(2,408,000)	(5,550,000)
Other assets	(163,000)	(170,000)	(549,000)
Accounts payable	1,523,000	3,227,000	(530,000)
Accrued expenses	745,000	972,000	(374,000)
Accrued interest	124,000	(32,000)	139,000
Office leases payable	(644,000)	1,000	(1,000)
Deferred revenue	354,000	(518,000)	(436,000)
Customer deposits	(64,000)	(93,000)	4,000
Net cash used in operating activities	(4,798,000)	(3,574,000)	(23,893,000)

Cash flows from investing activities:
Purchases of equipment	(853,000)	(1,032,000)	(797,000)
Proceeds from sale of fixed assets	-	8,000	-
Net cash used in investing activities	(853,000)	(1,024,000)	(797,000)

Cash flows from financing activities:
Proceeds from the issuance of common stock in registered direct offering, net of offering costs	-	-	13,971,000
Proceeds from the issuance of common stock in public offering, net of offering costs	-	1,556,000	1,602,000
Proceeds from stock option exercises and employee stock purchase plan exercises	141,000	-	-
Proceeds from revolving line of credit	67,209,000	63,400,000	8,450,000
Payment of revolving line of credit	(63,287,000)	(58,377,000)	(3,561,000)
Payment of finance leases	(148,000)	(87,000)	–
Net cash provided by financing activities	3,915,000	6,492,000	20,462,000

Net change in cash	(1,736,000)	1,894,000	(4,228,000)
Cash, beginning of period	2,379,000	485,000	4,713,000

Cash, end of period	$643,000	$2,379,000	$485,000

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Initial right of use asset recognition	$-	$855,000	$-
Common stock issued for vested RSUs	$538,000	$417,000	$21,000
Warrants issued in connection with borrowing agreements, recorded as debt issuance cost	$92,000	$-	$253,000

Supplemental cash flow information:
Interest paid	$1,409,000	$1,127,000	$151,000

The accompanying notes are an integral part of these consolidated financial statements.

F-6

FLUX POWER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024 and JUNE 30, 2023

NOTE 1 – NATURE OF BUSINESS

Nature of Business

Flux Power Holdings, Inc. (“Flux”) was incorporated in 2008 in the State of Nevada, and Flux’s operations are conducted through its wholly owned subsidiary, Flux Power, Inc. (“Flux Power”), a California corporation (collectively, the “Company”).

The Company designs, develops, manufactures, and sells a portfolio of advanced lithium-ion energy storage solutions for electrification of a range of industrial commercial sectors which include material handling, airport ground support equipment (“GSE”), and stationary energy storage. The Company believes its mobile and stationary energy storage solutions provide customers with a reliable, high performing, cost effective, and more environmentally friendly alternative as compared to traditional lead acid and propane-based solutions. The Company’s modular and scalable design allows different configurations of lithium-ion energy storage solutions to be paired with our proprietary wireless battery management system to provide the level of energy storage required and “state of the art” real time monitoring of pack performance. The Company believes that the increasing demand for lithium-ion energy storage solutions and more environmentally friendly energy storage solutions in the material handling sector should continue to drive revenue growth.

NOTE 2 – Restatement of Previously Issued Financial Statements

In connection with the preparation of its consolidated financial statements as of and for the year ended June 30, 2024, the Company identified multiple prior-period misstatements. In accordance with Staff Accounting Bulletins No. 99 (“SAB No. 99”) Topic 1.M, “Materiality” and SAB No. 99 Topic 1.N “Considering the Effects of Misstatements when Quantifying Misstatements in the Current Year Financial Statements,” the Company assessed the materiality of these misstatements to its previously issued consolidated financial statements. Based upon the Company’s evaluation of both quantitative and qualitative factors, the Company concluded the misstatements were material to the Company’s previously issued consolidated financial statements for the fiscal years ended June 30, 2023 and 2022. Accordingly, the Company is restating its previously issued audited consolidated financial statements and related notes as of and for the fiscal years ended June 30, 2023 and 2022. See Note 15 – Restatement of Previously Issued Financial Statements for the effects of the restatement as of and for the fiscal years ended June 30, 2023 and 2022 and the restated amounts reflected within Note 4 – Inventories, Note 11 – Income Taxes and Note 12 – Concentrations. See Note 16 – Quarterly Financial Summary (Unaudited) for the effects of the restatement on the interim periods within the fiscal years ended June 30, 2024, 2023 and 2022

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include Flux Power Holdings, Inc. and its wholly-owned subsidiary Flux Power, Inc. after elimination of all intercompany accounts and transactions.

Liquidity and Financial Condition

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

Historically, the Company’s revenues and operating cash flows have not been sufficient to sustain its operations and the Company has relied on debt and equity financing for additional funds. The Company has incurred an accumulated deficit of $99.7 million through June 30, 2024, and for the year ended June 30, 2024 generated negative cash flows from operations of $4.8 million and incurred a net loss of $8.3 million. As of December 31, 2024, the Company had a cash balance of $1.0 million, $6.3 million available funding under the Gibraltar Business Capital (“GBC”) Credit Facility, and $1.0 million available for future draws under the Subordinated LOC.

In addition, the Company’s operations have been impacted by delays in new orders of its energy storage solutions due to corresponding deferrals of new forklift purchases mainly caused by lower capital spending in the market sector that the Company serves and interest rate variability affecting selected large customer fleets which have impacted the Company’s ability to meet projected revenue targets and generate cash from operations.

Management has evaluated the Company’s expected cash requirements, including investments in additional sales and marketing and research and development, capital expenditures and working capital requirements, and believes the Company’s existing cash and funding available under the GBC Credit Facility and the Subordinated LOC, along with the forecasted gross margin, will not be sufficient to meet the Company’s anticipated capital resources to fund planned operations for the next twelve months following the filing date of this Annual Report on Form 10-K.

Management is evaluating strategies to improve profitability of operations and to obtain additional funding. These steps include actual and planned price increases for our energy storage solutions, a number of cost saving initiatives including product cost efficiencies and planned operating cost savings. Based on the Company’s existing backlog and customer orders, management anticipates increased revenues, together with the improvements in its gross margin will move it closer to profitability. The planned gross margin improvement tasks include, but are not limited to, a plan to drive bill of material costs down while increasing price of our products for new orders. We also continue to execute our cost reduction, sourcing, and pricing recovery initiatives in efforts to increase our gross margins and improve cash flow from operations. Unforeseen factors in the general economy beyond management’s control could potentially have negative impact on the planned gross margin improvement plan. Management is continuing to evaluate other sources of capital to fund its operations and growth. However, there can be no assurance that the Company will be able to realize the plans for improved operations or access necessary additional financing when needed to provide sufficient liquidity to continue its operations over the next twelve months. If such liquidity is not available when required, management will be required to curtail investments in new product development, which may have a material adverse effect on future cash flows and results of operations and the Company’s ability to continue operating as a going concern.

The accompanying consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to liquidate its assets and discharge its liabilities in other than the normal course of business and at amounts that may differ from those reflected in the accompanying consolidated financial statements.

F-7

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as certain financial statement disclosures. Significant estimates include valuation allowances relating to inventory and deferred tax assets. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

Cash and Cash Equivalents

As of June 30, 2024, 2023 and 2022, cash was approximately $0.6 million, $2.4 million and $0.5 million, respectively. Cash consisted of funds held in a non-interest-bearing bank deposit account. The Company considers all liquid short-term investments with maturities of less than three months when acquired to be cash equivalents. The Company had no cash equivalents at June 30, 2024, 2023 and 2022.

Fair Values of Financial Instruments

The carrying amount of our cash, accounts payable, accounts receivable, and accrued liabilities approximate their estimated fair values due to the short-term maturities of those financial instruments. The carrying amount of the line of credit agreement approximates its fair values as interest approximates current market interest rates for similar instruments. Management has concluded that it is not practical to determine the estimated fair value of amounts due to related parties because the transactions cannot be assumed to have been consummated at arm’s length, the terms are not deemed to be market terms, there are no quoted values available for these instruments, and an independent valuation would not be practical due to the lack of data regarding similar instruments, if any, and the associated potential costs.

The Company does not have any other assets or liabilities that are measured at fair value on a recurring or non-recurring basis.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts. The Company has not experienced significant issues related to the collection of its accounts receivable. As of June 30, 2024, the company has an allowance for credit losses of $55,000. The company did not record an allowance for credit losses during the years ended June 30, 2023 and 2022.

Inventories

Inventories consist primarily of battery management systems and the related subcomponents and are stated at the lower of cost (first-in, first-out) or net realizable value. The Company evaluates inventories to determine if write-downs are necessary due to obsolescence or if the inventory levels are in excess of anticipated demand at market value based on consideration of historical sales and product development plans. The Company recorded an adjustment related to obsolete inventory in the amount of approximately $490,000, $690,000 and $665,000 during the years ended June 30, 2024, 2023 (as restated) and 2022 (as restated), respectively.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated useful lives, of the related assets ranging from three to five years, or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term.

Stock-based Compensation

Pursuant to the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 718-10, Compensation-Stock Compensation, which establishes accounting for equity instruments exchanged for employee service, we utilize the Black-Scholes option pricing model to estimate the fair value of employee stock option awards at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected life. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our share-based compensation. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions will be based on, or determined from, external data and other assumptions may be derived from our historical experience with stock-based payment arrangements. The appropriate weight to place on historical experience is a matter of judgment, based on relevant facts and circumstances.

F-8

Common stock or equity instruments such as warrants issued for services to non-employees are valued at their estimated fair value at the measurement date (the date when a firm commitment for performance of the services is reached, typically the date of issuance, or when performance is complete). If the total value exceeds the par value of the stock issued, the value in excess of the par value is added to the additional paid-in-capital.

Revenue Recognition

The Company recognizes revenue in accordance to the ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all contracts. The Company derives its revenue from the sale of products to customers. The Company sells its products primarily through a distribution network of equipment dealers, OEMs and battery distributors in primarily North America. The Company recognizes revenue for the products when all significant risks and rewards have been transferred to the customer, there is no continuing managerial involvement associated with ownership of the goods sold is retained, no effective control over the goods sold is retained, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transactions will flow to the Company and the costs incurred or to be incurred with respect to the transaction can be measured reliably.

Product revenue is recognized as a distinct single performance obligation which for the Company’s three major customers represents the point in time that they receive delivery of the products, and for all other customers represents the point in time that the Company ships the products. Our customers do have a right to return product but our returns have historically been minimal.

Product Warranties

The Company evaluates its exposure to product warranty obligations based on historical experience. Our products, primarily lift equipment packs, are warrantied for five years unless modified by a separate agreement. As of June 30, 2024, 2023 and 2022, the Company carried warranty liability of approximately $3,018,000, $1,600,000 and $1,012,000, respectively, which is included in accrued expenses on the Company’s consolidated balance sheets.

Impairment of Long-lived Assets

In accordance with authoritative guidance for the impairment or disposal of long-lived assets, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through the undiscounted future operating cash flows.

If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. The Company believes that no impairment indicators were present, and accordingly no impairment losses were recognized during the fiscal years ended June 30, 2024, 2023 and 2022.

Research and Development

The Company is actively engaged in new product development efforts. Research and development costs relating to possible future products are expensed as incurred.

Income Taxes

Pursuant to FASB ASC Topic No. 740, Income Taxes, deferred tax assets or liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year-end. These amounts are adjusted, as appropriate, to reflect enacted changes in tax rates expected to be in effect when the temporary differences reverse. The Company has analyzed filing positions in all of the federal and state jurisdictions where the Company is required to file income tax returns, as well as all open tax years in these jurisdictions. As a result, no unrecognized tax benefits have been identified as of June 30, 2024, 2023 or 2022 and, accordingly, no additional tax liabilities have been recorded.

The Company records deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities and on operating loss carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

F-9

Net Loss Per Common Share

The Company calculates basic loss per common share by dividing net loss by the weighted average number of common shares outstanding during the periods. Diluted loss per common share includes the impact from all dilutive potential common shares relating to outstanding convertible securities.

For the fiscal years ended June 30, 2024, 2023 and 2022, basic and diluted weighted-average common shares outstanding were 16,548,533, 16,055,256 and 15,439,530, respectively. The Company incurred a net loss for the fiscal years ended June 30, 2024, 2023 and 2022, and therefore, basic and diluted loss per share for each fiscal year were the same because potential common share equivalents would have been anti-dilutive. The potentially dilutive common shares outstanding at June 30, 2024, 2023 and 2022 that were excluded from diluted weighted-average common shares outstanding represent shares underlying outstanding stock options, RSUs and warrants, as follows:

	Year ended June 30,
	2024	2023	2022
Stock options	1,605,060	973,400	503,433
RSUs	114,666	193,749	304,221
Warrants	1,413,110	1,455,119	1,455,119
	3,132,836	2,622,268	2,262,773

Adopted Accounting Pronouncements

The Company did not adopt any new accounting pronouncements during the year ended June 30, 2024.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The standard is effective for our fiscal year ending June 30, 2026, with early adoption permitted. The Company is evaluating the disclosure requirements related to the new standard.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The standard is effective annually for our fiscal year ending June 30, 2025 and interim periods thereafter. Early adoption is permitted. The Company is evaluating the disclosure requirements related to the new standard.

NOTE 4 – INVENTORIES

Inventories consist of the following:

	June 30,
	2024	2023	2022
		Restated	Restated
Raw materials	$12,850,000	$11,507,000	$11,495,000
Work in process	474,000	1,277,000	927,000
Finished goods	3,653,000	3,374,000	2,018,000
	$16,977,000	$16,158,000	$14,440,000

Inventories consist primarily of our energy storage systems and the related subcomponents, and are stated at the lower of cost or net realizable value.

NOTE 5 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	June 30,
	2024	2023	2022
Prepaid insurance	$419,000	$573,000	$478,000
Prepaid expenses	181,000	202,000	343,000
Other	345,000	143,000	440,000
	$945,000	$918,000	$1,261,000

F-10

NOTE 6 – ACCRUED EXPENSES

Accrued expenses consist of the following:

	June 30,
	2024	2023	2022
Payroll and bonus accrual	$471,000	$1,157,000	$767,000
PTO accrual	437,000	412,000	430,000
Warranty liability	3,018,000	1,600,000	1,012,000
Other	-	12,000	-
	$3,926,000	$3,181,000	$2,209,000

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	June 30,
	2024	2023	2022
Machinery and equipment	$1,352,000	$1,169,000	$808,000
Office equipment	2,690,000	2,153,000	1,574,000
Furniture and equipment	274,000	273,000	256,000
Vehicles	-	-	20,000
Leasehold improvements	148,000	81,000	56,000
CIP	106,000	43,000	-
Property, plant and equipment, gross	4,570,000	3,719,000	2,714,000
Less: accumulated depreciation	(2,821,000)	(1,930,000)	(1,136,000)
	$1,749,000	$1,789,000	$1,578,000

Depreciation expense was approximately $1,045,000, $899,000 and $575,000, for the fiscal years ended June 30, 2024, 2023 and 2022, respectively, and is included in selling and administrative expenses in the accompanying consolidated statements of operations.

NOTE 8 – NOTES PAYABLE

Revolving Line of Credit

Gibraltar Business Capital Credit Facility

On July 28, 2023, the Company entered into a Loan and Security Agreement (the “Agreement”) with GBC. The Agreement provides the Company with a senior secured revolving loan facility for up to $15.0 million (the “Revolving Loan Commitment”). The revolving amount available under the GBC Credit Facility is equal to the lesser of the Revolving Loan Commitment and the borrowing base amount (as defined in the Agreement). The GBC Credit Facility is evidenced by a revolving note, which matures on July 28, 2025 (the “Maturity Date”), unless extended, modified or renewed (the “Revolving Note”). Provided that there is no event of default, the Maturity Date can automatically be extended for one (1) year period upon payment of a renewal fee for each such extension in the amount of three-quarters of one percent (0.75%) of the Revolving Loan Commitment, which fee will be due and payable on or before the applicable Maturity Date.

F-11

In addition, subject to conditions and terms set forth in the Agreement, the Company may request an increase in the Revolving Loan Commitment from time to time upon not less than 30 days’ notice to GBC which increase may be made at the sole discretion of GBC, as long as: (a) the requested increase is in a minimum amount of $1,000,000, and (b) the total increases do not exceed $5,000,000 and no more than five (5) increases are made. Outstanding principal under the GBC Credit Facility accrues interest at Secured Overnight Financing Rate (“SOFR”, as defined in the Agreement) plus five and one half of one percent (5.50%) per annum with such interest payment due monthly on the last day of the month. In the event of default, the amounts due under the Agreement bear interest at a rate per annum equal to three percent (3.0%) above the rate that is otherwise applicable to such amounts. The Company paid GBC a non-refundable closing fee for the GBC Credit Facility of $112,500 upon the execution of the Agreement. In addition, the Company is required to pay a monthly unused line fee equal to one-half of one percent (0.50%) per annum on the difference between the Revolving Loan Commitment and the average outstanding principal balance of the revolving loan(s) for such month. The obligations under the GBC Credit Facility may be prepaid in whole or in part at any time upon an exit fee of (a) two percent (2.00%) of the Revolving Loan Commitment if the obligations are paid in full during the first year after the closing date, or (b) one percent (1.00%) of the Revolving Loan Commitment if the obligations are paid in full one year after the closing date, provided, that, the exit fee will be waived if such prepayment occurs in connection with the refinancing of the obligations with Bank of America, N.A., as lender.

On November 2, 2023, the Company entered into the First Amendment to Loan and Security Agreement (the “First Amendment”) with Gibraltar Business Capital, LLC (“GBC”), which amended certain definition of the Subordinated Debt referenced in the Loan and Security Agreement dated July 28, 2023 as Subordinated Debt owed by Borrower to Cleveland Capital L.P. pursuant to that certain Subordinated Unsecured Promissory Note, dated as of November 1, 2023, in the aggregate principal amount of $2,000,000.

On January 30, 2024, the Company entered into the Second Amendment to Loan and Security Agreement (the “Second Amendment”) with GBC, which amended certain terms of the Loan and Security Agreement dated July 28, 2023, including but not limited to, (i) increasing the commitment amount from $15.0 million to $16.0 million, (ii) adding an additional non-refundable closing fee in the amount of $7,500 in cash for the increase in the commitment amount to $16 million, (iii) amending the definition of “Eligible Accounts;” and (iv) amending the EBITDA Minimum financial covenant of the Company. In consideration for the Second Amendment, the Company agreed to pay GBC a non-refundable amendment fee of $10,000 in cash, in addition to the $7,500 non-refundable closing fee paid.

The loans and other obligations of the Company under the GBC Credit Facility are secured by substantially all of the tangible and intangible assets of the Company (including, without limitation, intellectual property) pursuant to the terms of the Agreement and the Intellectual Property Security Agreement entered into by and among the Company and GBC on July 28, 2023. During the year ended June 30, 2024, the Company had multiple drawdowns under the GBC Credit Facility totaling $65.8 million, inclusive of the full repayment of the SVB Credit Facility, and made multiple repayments totaling $52.0 million. As of June 30, 2024, the outstanding balance under the GBC Credit Facility was approximately $13.8 million, with up to $2.2 million available for future borrowings, subject to borrowing base limitations.

In April 2024, the Company notified GBC of a certain event of default with respect to the Company’s anticipated failure to maintain the EBITDA covenant for the trailing three (3) month period ended April 30, 2024, or Default. On May 8, 2024, the Company received a Waiver, which waived the Default, subject to satisfaction of the following conditions: (i) receipt of a counterpart of the Waiver duly executed by the Company; (ii) receipt of the waiver fee of $20,000; (iii) receipt of the representations and warranties from the Company that after giving effect to the Waiver, the representations and warranties contained in the Agreement, the Waiver and the other Loan Documents shall be true and correct; and (iv) after giving effect to the Waiver, no additional event of default shall have occurred and be continuing on and as of the effective date of the Waiver.

F-12

On May 31, 2024, the Company entered into the Third Amendment to Loan and Security Agreement (the “Third Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, including but not limited to amending the EBITDA Minimum financial covenant of the Company. In consideration for the Third Amendment, the Company agreed to pay GBC a non-refundable amendment fee of $50,000 in cash.

Silicon Valley Bank Credit Facility

On November 9, 2020, the Company entered into a Loan and Security Agreement (“Loan and Security Agreement”) with Silicon Valley Bank (“SVB”).

On October 29, 2021, the Company entered into a First Amendment to Loan and Security Agreement (“First Amendment” and together with the Agreement, the “Loan Agreement”) with SVB which amended certain terms of the Agreement including, but not limited to, increasing the amount of the revolving line of credit from $4.0 million to $6.0 million, and extending the maturity date to November 7, 2022. The First Amendment provided the Company with a senior secured credit facility for up to $6.0 million available on a revolving basis (“Revolving LOC”). Outstanding principal under the Revolving LOC accrued interest at a floating rate per annum equal to the greater of (i) Prime Rate plus two and a half percent (2.50%), or (ii) five and three-quarters percent (5.75%). The Company paid a non-refundable commitment fee of $15,000 upon execution of the Agreement and an additional non-refundable commitment fee of $22,500 in connection with the First Amendment.

On June 23, 2022, the Company entered into a Second Amendment to Loan and Security Agreement (“Second Amendment” and together with the Loan Agreement, the “Second Amended Loan Agreement”) with SVB, which amended certain terms of the Loan Agreement, including but not limited to, (i) increasing the amount of the revolving line of credit to $8.0 million, (ii) changing the financial covenants of the Company from one based on tangible net worth to another based on adjusted EBITDA (as defined in the Second Amendment) on a trailing six (6) month basis and liquidity ratio certified as of the end of each month pursuant to the calculations set forth therein, and (iii) allowing for the assignment and transfer by SVB of all of its obligations, rights and benefits under the Agreement and Loan Documents (as defined in the Agreement and except for the Warrants).

In addition, under the Second Amendment, the interest rate terms for the outstanding principal under the Revolving LOC were amended to accrue interest at a floating per annum rate equal to the greater of either (A) Prime Rate plus three and one-half of one percent (3.50%) or (B) seven and one-half of one percent (7.50%). Interest payments are due monthly on the last day of the month. In addition, the Company is required to pay a quarterly unused facility fee equal to one-quarter of one percent (0.25%) per annum of the average daily unused portion of the $8.0 million commitment under the SVB Credit Facility, depending upon availability of borrowings under the Revolving LOC. Pursuant to the Second Amendment, the Company paid SVB a non-refundable amendment fee of $5,000 and SVB’s legal fees and expenses incurred in connection with the Second Amendment.

In connection with the Second Amendment, the Company issued a twelve-year warrant to SVB and its designee, SVB Financial Group, to purchase up to 40,806 shares of common stock of the Company at an exercise price of $2.23 per share pursuant to the terms set forth therein.

On November 7, 2022, the Company entered into a Third Amendment to Loan and Security Agreement (“Third Amendment”) with SVB, which amended certain terms of the Second Amended Loan Agreement (together with the Third Amendment, the “Third Amended Loan Agreement”), including but not limited to, (i) extending the maturity date from November 7, 2022 to May 7, 2023 (the “Extension Period”), (ii) amending the financial covenants of the Company to cover the Extension Period and to include a liquidity ratio financial covenant, and (iii) amending the definition of Permitted Liens (as defined in the Third Amendment). Pursuant to the Third Amendment, the Company paid SVB a non-refundable amendment fee of $12,500 and SVB’s legal fees and expenses incurred in connection with the Third Amendment.

On January 10, 2023, the Company entered into a Fourth Amendment to Loan and Security Agreement (the “Fourth Amendment”) with SVB, which amended certain terms of the Third Amended Loan Agreement including but not limited to, (i) increasing the amount of the SVB Credit Facility from $8.0 million to $14.0 million, (ii) removing the liquidity ratio financial covenant of the Company under Section 6.9 of the Third Amended Loan Agreement, (iii) amending the definition of Borrowing Base (as defined in the Fourth Amendment), which includes a new defined term for Net Orderly Liquidation Value (as defined in the Fourth Amendment), and (iv) removing certain defined liquidity terms under Section 13.1 of the Third Amended Loan Agreement. Pursuant to the Fourth Amendment, the Company paid SVB a non-refundable amendment fee of $10,000 and SVB’s legal fees and expenses incurred in connection with the Fourth Amendment.

F-13

On April 27, 2023, the Company entered into a Fifth Amendment to Loan and Security Agreement (the “Fifth Amendment”) with SVB which further amended certain terms of the credit facility (together with the Fifth Amendment, the “Agreement”), including but not limited to, (i) extending the maturity date from May 7, 2023 to December 31, 2023 (the “2023 Extension Period”), (ii) amending the EBITDA financial covenant of the Company to cover the 2023 Extension Period, and (iii) amending the definition of EBITDA (as defined in the Fifth Amendment). Pursuant to the Fifth Amendment, the Company agreed to pay SVB a non-refundable amendment fee of Thirty Thousand Dollars ($30,000) and SVB’s legal fees and expenses incurred in connection with the Fifth Amendment. In addition, SVB also agreed to waive compliance by the Company of the former EBITDA financial covenant as of the month ended March 31, 2023.

On July 28, 2023, the Company repaid in full all principal outstanding under the SVB Credit Facility, together with all accrued and unpaid interest and related fees, with a portion of the funds from the GBC Credit Facility and terminated the Loan and Security Agreement with SVB, as amended.

During the year ended June 30, 2024, the Company had multiple Revolving LOC drawdowns totaling $1.4 million and multiple Revolving LOC payments totaling $11.3 million inclusive of the final repayment of the LOC in full.

NOTE 9 – RELATED PARTY DEBT AGREEMENTS

At June 30, 2024,2023 and 2022, the Company had no related party debt balance outstanding. Below are the activities for the Company’s related party debt agreements that existed during the years ended June 30, 2024, 2023 and 2022.

Subordinated Line of Credit Facilities

Cleveland Capital, L.P. Credit Facility

On November 2, 2023, the Company entered into a Credit Facility Agreement (the “Credit Facility”) with Cleveland Capital, L.P., (the “Lender”). The Credit Facility provides the Company with a line of credit of up to $2,000,000 for working capital purposes (“2023 Subordinated LOC”). In connection with the LOC, the Company issued a subordinated unsecured promissory note for $2,000,000 (the “Commitment Amount”) in favor of the Lender (the “Note”).

Pursuant to the terms of the Credit Facility, the Lender agreed to make loans (each such loan, an “Advance”) up to such Lender’s Commitment Amount to the Company from time to time, until August 15, 2025 (the “Due Date”). The Note accrues interest at Secured Overnight Financing Rate plus nine percent (9%) per annum on each Advance from and after the date of disbursement of such Advance. All indebtedness, obligations and liabilities of the Company to the Lender are subject to the rights of Gibraltar Business Capital, LLC (together with its successors and assigns, “GBC”), pursuant to a Subordination Agreement dated on or about November 2, 2023, by and between the Lender and GBC (the “Subordination Agreement”). Subject to the Subordination Agreement, the Company may, from time to time, prior to the Due Date, draw down, repay, and re-borrow on the Note, by giving notice to the Lenders of the amount to be requested to be drawn down. Subject to the Subordination Agreement, the Note is payable upon the earlier of (i) the Due Date or (ii) on occurrence of an event of Default (as defined in the Note).

As consideration of the Lender’s commitment to provide the Advances to the Company, the Company issued the Lender warrants to purchase 41,196 shares of common stock (the “Warrants”) which rights are represented by a warrant certificate (“Warrant Certificate”). Subject to certain ownership limitations, the Warrants are exercisable immediately from the date of issuance, expire on the five (5) year anniversary of the date of issuance and have an exercise price of $3.24 per share. The exercise price of the Warrants is subject to certain adjustments, including stock dividends, stock splits, combinations and reclassifications of the common stock. In the event of a Triggering Event (as defined in the Warrant Certificate), the holder of the Warrants will be entitled to exercise the Warrants and receive the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Triggering Event if such holder had exercised the rights represented by the Warrant Certificate immediately prior to the Triggering Event. Additionally, upon the holder’s request, the continuing or surviving corporation as a result of such Triggering Event will issue to such holder a new warrant of like tenor evidencing the right to purchase the adjusted amount of securities, cash or property and the adjusted warrant price. (See Note 10 – Stockholders’ Equity).

F-14

2022 Subordinated LOC

On May 11, 2022, the Company entered into a Credit Facility Agreement (the “2022 Subordinated LOC”) with Cleveland, Herndon Plant Oakley, Ltd., (“HPO”), and other lenders (together with Cleveland and HPO, the “Lenders”). The 2022 Subordinated LOC provided the Company with a short-term line of credit not less than $3,000,000 and not more than $5,000,000, to be used by the Company for working capital purposes. In connection with the 2022 Subordinated LOC, the Company issued a separate subordinated unsecured promissory note in favor of each respective Lender (each promissory note, a “Note”) for each Lender’s commitment amount (each such commitment amount, a “Commitment Amount”).

Pursuant to the terms of the 2022 Subordinated LOC, each Lender severally agrees to make loans (each such loan, an “Advance”) up to such Lender’s Commitment Amount to the Company from time to time, until December 31, 2022 (the “Due Date”). On December 15, 2022, the Board of Directors of the Company elected to extend the Due Date to December 31, 2023. The Company may, from time to time, prior to the Due Date, draw down, repay, and re-borrow on the Note, by giving notice to the Lenders of the amount to be requested to be drawn down.

Each Note bears an interest rate of 15.0% per annum on each Advance from and after the date of disbursement of such Advance and is payable on (i) the Due Date in cash or shares of common stock of the Company (the “Common Stock”) at the sole election of the Company, unless such Due Date is extended pursuant to the Note, or (ii) on occurrence of an event of Default (as defined in the Note). The Due Date may be extended (i) at the sole election of the Company for one (1) additional year period from the Due Date upon the payment of a commitment fee equal to two percent (2%) of the Commitment Amount to the Lender within thirty (30) days prior to the original Due Date, or (ii) by the Lender in writing. In addition, each Lender signed a Subordination Agreement by and between the Lenders and SVB dated as of May 11, 2022 (the “Subordination Agreement”) for the purposes of subordinating the right to payment under the Note to SVB’s indebtedness by the Company now outstanding or hereinafter incurred. On December 15, 2022, the Board of Directors of the Company elected to extend the Due Date to December 31, 2023 and the Company paid the Lenders an extension fee in the aggregate amount of $80,000. On July 28, 2023, in conjunction with the concurrent termination of the SVB Revolving LOC and the entry into a new credit facility with Gibraltar Business Capital (“GBC”), each Lender signed a Subordination Agreement by and between the Lenders and GBC dated as of July 28, 2023 (the “GBC Subordination Agreement”) for the purposes of subordinating the right to payment under the Note to GBC’s indebtedness by the Company then incurred and outstanding or thereinafter incurred.

The 2022 Subordinated LOC included customary representations, warranties and covenants by the Company and the Lenders. The Company has also agreed to pay the legal fees of Cleveland’s counsel in an amount up to $10,000. In addition, each Note also provides that, upon the occurrence of a Default, at the option of the Lender, the entire outstanding principal balance, all accrued but unpaid interest and/or Late Charges (as defined in the Note) at once will become due and payable upon written notice to the Company by the Lender.

In connection with entry into the 2022 Subordinated LOC, the Company paid to each Lender a one-time commitment fee in cash equal to 3.5% of such Lender’s Commitment Amount. In addition, in consideration of the Lenders’ commitment to provide the Advances to the Company, the Company issued the Lenders five-year warrants to purchase an aggregate of 128,000 shares of common stock at an exercise price of $2.53 per share that are, subject to certain ownership limitations, exercisable immediately (the “Warrants”) (the number of warrants issued to each Lender is equal to the product of (i) 160,000 shares of common stock multiplied by (ii) the ratio represented by each Lender’s Commitment Amount divided by the $5,000,000).

Pursuant to a selling agreement, dated as of May 11, 2022, the Company retained HPO as its placement agent in connection with the Subordinated LOC. As compensation for services rendered in conjunction with the Subordinated LOC, the Company paid HPO a finder fee equal to 3% of the Commitment Amount from each such Lender placed by HPO in cash.

On November 2, 2023, the 2022 Subordinated LOC was terminated.

F-15

NOTE 10 – STOCKHOLDERS’ EQUITY

At-The-Market (“ATM”) Offering

On December 21, 2020 the Company entered into a Sales Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (“HCW”) to sell shares of its common stock, par value $0.001 (the “Common Stock”) from time to time, through an “at-the-market offering” program (the “ATM Offering”).

On October 5, 2023, the Company terminated the Sales Agreement with HCW pursuant to the terms of the Sales Agreement. From December 21, 2020 through October 5, 2023, the Company sold an aggregate of 1,524,873 shares of common stock at an average price of $10.45 per share for gross proceeds of approximately $15.9 million under the ATM Offering. The Company received net proceeds of approximately $15.3 million, net of commissions and other offering related expenses.

Public Offering

Registered Direct Offering

On September 27, 2021, the Company closed a registered direct offering, priced at-the-market under Nasdaq rules (“RDO”) for the sale of 2,142,860 shares of common stock and warrants to purchase up to an aggregate of 1,071,430 shares of common stock, at an offering price of $7.00 per share and associated warrant for gross proceeds of approximately $15.0 million prior to deducting offering expenses totaling approximately $1.0 million. The associated warrants have an exercise price equal to $7.00 per share and are exercisable upon issuance and expire in five years. HCW acted as the exclusive placement agent for the registered direct offering.

The securities sold in the RDO were sold pursuant to a “shelf” registration statement on Form S-3 (File No. 333-249521), including a base prospectus, previously filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2020 and declared effective by the SEC on October 26, 2020. The registered direct offering of the securities was made by means of a prospectus supplement dated September 22, 2021 and filed with the SEC, that forms a part of the effective registration statement. The “shelf” registration statement expired on October 26, 2023.

Warrants

In connection with the Company’s RDO, in September 2021 the Company issued five-year warrants to the RDO investors to purchase up to 1,071,430 shares of the Company’s common stock at an exercise price of $7.00 per share and were estimated to have a fair value of approximately $3,874,000. The warrants were exercisable immediately and are limited to beneficial ownership of 4.99% at any point in time in accordance with the warrant agreement.

In May 2022 and in conjunction with entry into a credit facility with Cleveland, HPO, and other lenders (together with Cleveland and HPO, the “Lenders”), the Company issued five-year warrants to the Lenders to purchase up to 128,000 shares of the Company’s common stock at an exercise price of $2.53 per share and had a fair value of approximately $173,000.

In June 2022 and in conjunction with the entry into the Second Amendment to Loan and Security Agreement with SVB, the Company issued twelve-year warrants to SVB and its designee, SVB Financial Group, to purchase up to 40,806 shares of the Company’s common stock at an exercise price of $2.23 per share and had a fair value of approximately $80,000.

In November 2023 and in conjunction with the entry into the 2023 Subordinated LOC, the Company issued five-year warrants to Cleveland Capital, L.P. to purchase up to 41,196 shares of the Company’s common stock at an exercise price of $3.24 per share with a fair value of approximately $92,000.

Warrant detail for the year ended June 30, 2024 is reflected below:

	Number of Warrants	Weighted Average Exercise Price Per Warrant	Weighted Average Remaining Contract Term (# years)
Warrants outstanding and exercisable at June 30, 2023	1,455,119	$6.10
Warrants issued	41,196	3.24
Warrants exercised	-	-
Warrants forfeited and cancelled	(83,205)	4.00
Warrants outstanding and exercisable at June 30, 2024	1,413,110	6.14	2.48

F-16

Warrant detail for the year ended June 30, 2023 is reflected below:

	Number of Warrants	Weighted Average Exercise Price Per Warrant	Weighted Average Remaining Contract Term (# years)
Warrants outstanding and exercisable at June 30, 2022	1,455,119	$6.10
Warrants issued	-	-
Warrants outstanding and exercisable at June 30, 2023	1,455,119	6.10	3.17

Warrant detail for the year ended June 30, 2022 is reflected below:

	Number of Warrants	Weighted Average Exercise Price Per Warrant	Weighted Average Remaining Contract Term (# years)
Warrants outstanding and exercisable at June 30, 2021	214,883	$4.49
Warrants issued	1,240,236	6.38
Warrants outstanding and exercisable at June 30, 2022	1,455,119	6.10	4.17

The Company uses the Black-Scholes valuation model to calculate the fair value of warrants. The fair value of warrants was measured at the issuance date using the assumptions in the table below:

	Year ended June 30,
	2024	2023(1)	2022
Expected volatility	83.70%		82.45%
Risk free interest rate	4.65%		2.89%
Dividend yield	-%		-%
Expected term (years)	5.00		5.00

(1)	No warrants were issued during the year ended June 30, 2023.

Equity Award Plans

In connection with the reverse acquisition of Flux Power, Inc. in 2012, the Company assumed the 2010 Plan. As of June 30, 2024, there weren’t any options to purchase common stock outstanding under the 2010 Plan. No additional options may be granted under the 2010 Plan.

On February 17, 2015, the Company’s stockholders approved the 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan offers certain employees, directors, and consultants the opportunity to acquire the Company’s common stock subject to vesting requirements and serves to encourage such persons to remain employed by the Company and to attract new employees. The 2014 Plan allows for the award of the Company’s common stock and stock options, up to 1,000,000 shares of the Company’s common stock. As of June 30, 2024, 89,922 shares of the Company’s common stock were available for future grants under the 2014 Plan.

On April 29, 2021, the Company’s stockholders approved the 2021 Equity Incentive Plan (the “2021 Plan”). The 2021 Plan authorizes the issuance of awards for up to 2,000,000 shares of common stock in the form of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock units, restricted stock awards and unrestricted stock awards to officers, directors and employees of, and consultants and advisors to, the Company or its affiliates. As of June 30, 2024, 777,551 shares of the Company’s common stock were available for future grants under the 2021 Plan.

F-17

On October 31, 2022, the Board of Directors authorized a total of 624,441 stock options to be granted under the Company’s 2014 Plan and 2021 Plan.

Stock Options

Activity in stock options during the year ended June 30, 2024 and related balances outstanding as of that date are reflected below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (# years)	Aggregate intrinsic Value	Weighted Average Grant Date Fair Value
Outstanding at June 30, 2023	973,400	$6.44
Granted	1,034,204	3.45			$2.24
Exercised	(100,104)	3.40		$97,593
Forfeited and cancelled	(302,440)	5.66
Outstanding at June 30, 2024	1,605,060	4.85	7.96	–
Exercisable at June 30, 2024	426,363	8.72	4.92	–

Activity in stock options during the year ended June 30, 2023 and related balances outstanding as of that date are reflected below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (# years)	Aggregate intrinsic Value	Weighted Average Grant Date Fair Value
Outstanding at June 30, 2022	503,433	$11.03
Granted	624,441	3.43			$2.88
Exercised	(22,500)	4.60		$2,700
Forfeited and cancelled	(131,974)	10.03
Outstanding at June 30, 2023	973,400	6.44	7.40
Exercisable at June 30, 2023	398,922	10.77	4.61

Activity in stock options during the year ended June 30, 2022 and related balances outstanding as of that date are reflected below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (# years)	Aggregate intrinsic Value
Outstanding at June 30, 2021	531,205	$11.02
Exercised	(3,400)	4.65		$15,752
Forfeited and cancelled	(24,372)	11.65
Outstanding and exercisable at June 30, 2022	503,433	11.03	5.66

F-18

The Company uses the Black-Scholes valuation model to calculate the fair value of stock options. The fair value of stock options was measured at the grant date using the assumptions (annualized percentages) in the table below:

	Year ended June 30,
	2024	2023	2022(1)
Expected volatility	80.06%	90.12%
Risk free interest rate	4.86	4.21
Forfeiture rate	20.00	20.00
Dividend yield	–	–
Expected term (years)	6.00	6.25

(1)	No stock options were granted during the year ended June 30, 2022.

Restricted Stock Units

On November 5, 2020, the Company’s Board of Directors approved an amendment to the 2014 Plan, to allow for grants of Restricted Stock Units (“RSUs”). Subject to vesting requirements set forth in the RSU Award Agreement, one share of common stock is issuable for one vested RSU. On April 29, 2021, a total of 18,312 time-based RSUs were authorized by the Company’s Board of Directors to be granted under the amended 2014 Option Plan. On October 29, 2021, the Board of Directors authorized the following RSUs to be granted under the amended 2014 Option Plan: (i) a total of 97,828 RSUs to certain executive officers of which 48,914 were performance-based RSUs and 48,914 were time-based RSUs, and (ii) a total of 81,786 time-based RSUs to certain other key employees. The RSUs are subject to the terms and conditions provided in (i) the Restricted Stock Unit Award Agreement for time-based awards (“Time-based Award Agreement”), and (ii) the Performance Restricted Stock Unit Award Agreement for performance-based awards (“Performance-based Award Agreement”). Under the amended 2014 Option Plan and 2021 Plan, a total of 68,228 and 57,532 of time-based RSUs were authorized on April 18, 2024 and April 20, 2023, respectively, by the Company’s Board of Directors to be granted to the Company’s four non-executive directors.

Activity in RSUs during the year ended June 30, 2024 and related balances outstanding as of that date are reflected below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (# years)
Outstanding at June 30, 2023	193,749	$6.09
Granted	68,228	4.25
Vested and settled	(136,956)	5.55
Forfeited and cancelled	(10,355)	6.91
Outstanding at June 30, 2024	114,666	5.56	0.61

Activity in RSUs during the year ended June 30, 2023 and related balances outstanding as of that date are reflected below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (# years)
Outstanding at June 30, 2022	304,221	$6.06
Granted	72,566	3.44
Vested and settled	(109,676)	3.77
Forfeited and cancelled	(73,362)	6.80
Outstanding at June 30, 2023	193,749	6.09	0.98

F-19

Activity in RSUs during the year ended June 30, 2022 and related balances outstanding as of that date are reflected below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (# years)
Outstanding at June 30, 2021	131,652	$9.25
Granted	250,786	4.82
Vested and settled	(9,156)	11.56
Forfeited and cancelled	(69,061)	6.93
Outstanding at June 30, 2022	304,221	6.06	1.82

Employee Stock Purchase Plan

On March 6, 2023, the Company’s Board of Directors approved the 2023 Employee Stock Purchase Plan (the “2023 ESPP”), which subsequently was approved by the Company’s stockholders on April 20, 2023. The 2023 ESPP enables eligible employees of the Company and certain of its subsidiaries (a “Participating Subsidiary”) to use payroll deductions to purchase shares of the Company’s Common Stock and acquire an ownership interest in the Company. The maximum aggregate number of shares of the Company’s Common Stock that have been reserved as authorized for the grant of options under the 2023 ESPP is 350,000 shares, subject to adjustment as provided for in the 2023 ESPP. Participation in the 2023 ESPP is voluntary and is limited to eligible employees (as such term is defined in the 2023 ESPP) of the Company or a Participating Subsidiary who (i) has been employed by the Company or a Participating Subsidiary for at least 90 days and (ii) is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year. Each eligible employee may authorize payroll deductions of 1-15% of the eligible employee’s compensation on each pay day to be used to purchase up to 1,500 shares of Common Stock for the employee’s account occurring during an offering period. The 2023 ESPP has a term of ten (10) years commencing on April 20, 2023, the date of approval by the Company’s stockholders, unless otherwise earlier terminated.

On March 28, 2024, participants in the 2023 ESPP purchased an aggregate total of 37,543 shares of common stock at a price equal to 85% of $3.30, which was the closing price of the Company’s common stock on the offering date pursuant to the provisions of the 2023 ESPP.

At June 30, 2024, 312,457 shares of the Company’s common stock were available for future grants under the 2023 ESPP.

Stock-based Compensation

Stock-based compensation expense for the fiscal years ended June 30, 2024 and 2023 represents the estimated fair value of stock options, RSUs and ESPP offerings at the time of grant amortized under the straight-line method over the expected vesting period and reduced for estimated forfeitures of options and RSUs. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from original estimates. At June 30, 2024, the aggregate intrinsic value of the outstanding options and the exercisable options were zero and zero, respectively.

The following table summarizes stock-based compensation expense for employee and non-employee option and RSU grants:

	Year ended June 30,
	2024	2023	2022
Research and development	$1,335,000	$173,000	$144,000
Selling and administrative	236,000	625,000	567,000
Total stock-based compensation expense	$1,571,000	$798,000	$711,000

At June 30, 2024, the unamortized stock-based compensation expense relating to outstanding stock options and RSUs was approximately $2,282,000 and $319,000, respectively, and these amounts are expected to be expensed over the weighted-average remaining recognition period of 1.60 years and 0.44 years, respectively.

F-20

NOTE 11 – INCOME TAXES

Pursuant to the provisions of FASB ASC Topic No. 740 Income Taxes (“ASC 740”), deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss and tax credit carryforwards. A valuation allowance of approximately $26,483,000, $24,696,000 and $23,461,000 has been established to offset the net deferred tax assets as of June 30, 2024, 2023 and 2022, respectively, due to uncertainties surrounding the Company’s ability to generate future taxable income to realize these assets.

The Company is subject to taxation in the United States, California and Georgia. The Company’s tax years from 2010 and forward are subject to examination by the United States and state taxing authorities due to the carry forward of unutilized net operating losses and research and development credits, as applicable.

The Company has incurred losses since inception. A current state income tax provision of $3,000 has been recorded for state minimum and net worth taxes. Significant components of the Company’s net deferred tax assets and liabilities are shown in the table below.

	Year ended June 30,
	2024	2023	2022
		Restated	Restated
Deferred tax assets:
Net operating loss carryforwards	$21,553,000	$20,941,000	$20,780,000
Research and development credit carryforward	27,000	27,000	27,000
Capitalized research and development expenses	1,987,000	1,320,000	–
Stock compensation	638,000	971,000	1,636,000
Disallowed interest expense	431,000	–	–
Lease liability	567,000	736,000	802,000
Other, net	1,785,000	1,366,000	943,000
Gross deferred tax assets	26,988,000	25,361,000	24,188,000
Less valuation allowance	(26,483,000)	(24,696,000)	(23,461,000)
Total deferred tax assets	505,000	665,000	727,000

Deferred tax liabilities:
Right of use asset	(505,000)	(665,000)	(727,000)
Total deferred tax liabilities	(505,000)	(665,000)	(727,000)
Total net deferred tax liabilities	$–	$–	$–

At June 30, 2024, the Company had unused net operating loss (“NOL”) carryovers of approximately $74,816,000 and $84,522,000 that are available to offset future federal and state taxable income, respectively. Federal NOL carryforwards arising after 2017 of approximately $42,408,000 do not expire. Federal NOL carryforwards arising before 2018 of approximately $22,408,000 and all of the state NOL carryforward begin to expire in 2030.

The provision for income taxes on earnings subject to income taxes differs from the statutory federal rate at June 30, 2024 and 2023, due to the following:

	Year ended June 30,
	2024	2023	2022
		Restated	Restated
Federal income taxes at 21%	$(1,749,000)	$(1,625,000)	$(3,459,000)
State income taxes, net	(546,000)	(485,000)	(1,151,000)
Permanent differences and other	241,000	152,000	102,000
Other true ups	270,000	725,000	(113,000)
Change in valuation allowance	1,787,000	1,235,000	4,621,000
Provision for income taxes	$3,000	$2,000	$-

F-21

Internal Revenue Code Sections 382 limits the use of our net operating loss carryforwards if there has been a cumulative change in ownership of more than 50% within a three-year period. The Company has not yet completed a Section 382 net operating loss analysis. If such analysis determines there is a limitation on the use on net operating loss carryforwards to offset future taxable income, the recorded deferred tax asset relating to such net operating loss carryforwards will be reduced. However, as the Company has recorded a full valuation allowance against its net deferred tax assets, there would be no impact on the Company’s consolidated financial statements as of June 30, 2024, 2023 and 2022.

Under ASC 740, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

In accordance with ASC 740, there are no unrecognized tax benefits as of June 30, 2024, 2023 or 2022.

NOTE 12 – CONCENTRATIONS

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and unsecured trade accounts receivable. The Company maintains cash balances in non-interest-bearing bank deposit accounts at a California commercial bank. The Company’s cash balance at this institution is secured by the Federal Deposit Insurance Corporation up to $250,000. As of June 30, 2024, 2023 and 2022, cash was approximately $643,000, $2.4 million and $485,000, respectively.

On March 10, 2023, the Federal Deposit Insurance Corporation (the “FDIC”) issued a press release stating that Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. In a joint statement issued by the Department of the Treasury, Board of Governors of the Federal Reserve System and Federal Deposit Insurance Corporation on March 12, 2023, the Department of Treasury took actions to enable the FDIC to complete its resolution of SVB in a manner that fully protects all depositors. According to the joint statement (the “Statement”), depositors will have access to all of their money starting Monday, March 13, 2023. On March 13, 2023, Silicon Valley Bridge Bank, N.A., the new entity formed by the FDIC announced appointment of a new CEO, who provided assurance of immediate restoration of full banking services. On March 27, 2023, First Citizens BancShares, Inc. announced that it has entered into an agreement with the FDIC to purchase all of the assets and liabilities of Silicon Valley Bridge Bank, N.A.

The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

Customer Concentrations

During the year ended June 30, 2024, the Company had three (3) major customers that each represented more than 10% of its revenues on an individual basis, and together represented approximately $47,178,000 or 78% of its total revenues.

During the year ended June 30, 2023, the Company had three (3) major customers (as restated) that each represented more than 10% of its revenues on an individual basis, and together represented approximately $53,140,000 (as restated) or 80% (as restated) of its total revenues.

During the year ended June 30, 2022, the Company had four (4) major customers that each represented more than 10% of its revenues on an individual basis, and together represented approximately $35,229,000 (as restated) or 83% (as restated) of its total revenues.

Suppliers/Vendor Concentrations

The Company obtains a limited number of components and supplies included in its products from a small group of suppliers. During the year ended June 30, 2024 the Company had one (1) supplier who accounted for more than 10% of its total purchases which represented approximately $12,437,000 or 27% of its total purchases.

During the year ended June 30, 2023 the Company had one (1) supplier who accounted for more than 10% of its total purchases which represented approximately $17,022,000 or 31% of its total purchases.

During the year ended June 30, 2022 the Company had one (1) supplier who accounted for more than 10% of its total purchases which represented approximately $13,884,000 or 28% of its total purchases

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in any legal proceedings that may arise from time to time may harm the Company’s business. To the best of its knowledge, except for the legal proceedings disclosed below, there are no other material legal proceedings pending against the Company.

F-22

Securities Class Action

On November 1, 2024, plaintiff Asfa Kassam filed a purported federal securities class action complaint in the United States District Court, District of Nevada, captioned Kassam v. Flux Power Holdings, Inc. et al. (No. 2:24-cv-02051), against the Company, our Chief Executive Officer, Ronald F. Dutt, and our former Chief Financial Officer, Charles A. Scheiwe. The complaint generally alleges that the defendants made false and misleading statements in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The action purports to be brought on behalf of those who purchased or otherwise acquired the Company’s publicly traded securities between November 11, 2022 and September 30, 2024, and seeks unspecified damages and other relief. On January 14, 2025, the court granted an unopposed motion to transfer the case to the Southern District of California for all further proceedings. The case is in its early stages and a lead plaintiff has yet to be appointed. Management believes these claims to be meritless and intends to vigorously defend against them.

Shareholder Derivative Action

On January 7, 2025, plaintiff Ronald Pearl filed a purported shareholder derivative complaint in the United States District Court, District of Nevada, captioned Pearl v. Dutt, et al. (No. 2:25-cv-00042), against current and former officers and directors of the Company, naming the Company as a nominal defendant. The complaint generally arises out of the same allegations contained in the Kassam securities class action and alleges claims for breach of fiduciary duties and related claims. The action purports to be brought derivatively on behalf of the Company and seeks damages and other various relief.

Employment Related Actions

On April 30, 2024, a former employee (the “Employee”) filed a class action complaint against the Company and Insperity, its third-party payroll service provider, in San Diego County Superior Court for claims including failure to pay minimum wage, failure to pay overtime, failure to provide meal periods, failure to provide rest breaks, failure to pay wages at separation, failure to provide accurate wage statements, failure to reimburse business expenses, failure to produce employment records and unfair competition, which he has purported to assert on behalf of himself and all other individuals who worked for the Company or Insperity, as non-exempt employees in California between April 30, 2020 and the present (the “Employment Proceeding”). On July 1, 2024, the Company filed an answer to the complaint that none of the asserted claims possessed any merit, contended that many of the asserted claims were subject to immediate dismissal, and contended that certain of the asserted claims were subject to binding arbitration. On October 14, 2024, the Employee elected to dismiss Insperity from the action without prejudice.

On July 5, 2024, the Employee filed a representative action complaint against the Company and Insperity in San Diego County Superior Court for Violation of Private Attorneys’ General Act (“PAGA”), seeking an unspecified amount of penalties and attorneys’ fees based on allegations that the Compnay violated certain California employment laws (the “PAGA Proceeding”). On August 8, 2024, the Company filed an answer to the complaint in which the Company denied that any of the asserted claims possessed any merit and contended that certain of the asserted claims were subject to binding arbitration.

On December 10, 2024, the Company and the Employee stipulated to the consolidation of Employment Lawsuit and the PAGA Action. As of the date hereof, both proceedings are currently pending consolidation by the court. Upon consolidation, the Company intends to move to have the Employee’s action claims dismissed, the Employee’s individual claims compelled to binding arbitration and the Employee’s representative PAGA claims stayed pending the arbitration of his individual claims. On October 22, 2024, the Employee elected to dismiss Insperity from the action without prejudice.

On January 25, 2024, a former CPM, LTD Inc. (“CPM”) employee filed a complaint against CPM, a third-party staffing service provider, Flux Power, Inc., and Flux Power Holdings, Inc. (collectively, the “Defendants”) in San Diego County Superior Court for claims including harassment, failure to prevent harassment, retaliation, wrongful termination, failure to provide meal periods and rest breaks, failure to provide accurate wage statements, and failure to pay wages at separation. CPM is a San Diego based staffing company that provided employees (including the plaintiff) to the Company. The plaintiff has alleged that the Company and CPM were “joint employers” to the plaintiff under California law and are jointly liable for the plaintiff’s claims. The plaintiff is seeking an unspecified amount of unpaid wages, statutory penalties, emotional distress damages, punitive damages, and attorneys’ fees from Defendants. On June 21, 2024, the Company filed an answer to the complaint in which the Company denied that any of the asserted claims possessed any merit and contended that certain of the asserted claims were subject to binding arbitration.

It is not possible at this time to reasonably assess the final outcomes of these proceedings or reasonably to estimate the possible loss or range of loss with respect to these proceedings. The Company intends to vigorously defend against these claims.

Operating Leases

On April 25, 2019 the Company signed a Standard Industrial/Commercial Multi-Tenant Lease (“Lease”) with Accutek to rent approximately 45,600 square feet of industrial space at 2685 S. Melrose Drive, Vista, California. The Lease has an initial term of seven years and four months and commenced on or about June 28, 2019. The lease contains an option to extend the term for two periods of 24 months each, and the right of first refusal to lease an additional approximate 15,300 square feet. The monthly rental rate was $42,400 for the first 12 months, escalating at 3% each year.

On February 26, 2020, the Company entered into the First Amendment to Standard Industrial/Commercial Multi-Tenant Lease dated April 25, 2019 (the “Amendment”) with Accutek to rent an additional 16,309 rentable square feet of space plus a residential unit of approximately 1,230 rentable square feet (for a total of approximately 17,539 rentable square feet). The lease for the additional space commenced 30 days following the occupancy date of the additional space and will terminate concurrently with the term of the original lease, which expires on November 20, 2026. The base rent for the additional space is the same rate as the space rented under the terms of the original lease, $0.93 per rentable square foot (subject to 3% annual increase). In connection with the Amendment, the Company purchased certain existing office furniture for a total purchase price of $8,300.

F-23

On December 16, 2022 the Company signed a Lease Agreement with MM Parker Court Associates, LLC to rent approximately 4,892 square feet of office space at Building 1959 Parker Court, Suite E, Atlanta, Georgia. The Lease has an initial term of five years and three months and commenced on or about February 1, 2023. The monthly rental rate was approximately $2,300 for the first 6 months, and $4,700 for months 7 to 12, escalating at 5% each year.

Total rent expense was approximately $942,000, $899,000 and $867,000 for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

Finance Leases

The Company has finance leases outstanding as of June 30, 2024 as follows:

Lease Date	Property Leased	Lease Term (months)	Commencement Date	Monthly Lease Payment(1)
9/2/2022	Vehicle	60	9/10/2022	$1,100
10/17/2022	Manufacturing equipment	36	10/17/2022	$5,500
1/24/2023	Manufacturing equipment	36	1/24/2023	$6,700
3/2/2023	Manufacturing equipment	36	3/2/2023	$1,000

(1)	Excludes sales tax and other fees.

Lease costs are amortized on a straight-line basis over their respective lease terms. Depreciation expense related to leased assets was approximately $153,000 and $86,000 for the years ended June 30, 2024 and 2023, respectively. Interest expense on leased liabilities was approximately $29,000 and $23,000 for the years ended June 30, 2024 and 2023, respectively. The Company did not have any finance leases during the year ended June 30, 2022.

Future minimum lease payments as of June 30, 2024 are as follows:

	Operating Leases	Finance Leases
Years ending June 30,
2025	$882,000	$172,000
2026	910,000	85,000
2027	433,000	15,000
2028	64,000	21,000
2029	-	-
Total future minimum lease payments	2,289,000	293,000
Less: discount	(234,000)	(25,000)
Total lease liability	2,055,000	268,000
Less: leases payable, current portion	(734,000)	(156,000)
Leases payable, noncurrent portion	$1,321,000	$112,000

The weighted average remaining lease term for operating leases was 2.6 years, 3.6 years and 4.4 years as of June 30, 2024, 2023 and 2022, respectively. The weighted average discount rate for operating leases was 8.8%, 8.9% and 10.0% as of June 30, 2024, 2023 and 2022, respectively.

The weighted average remaining lease term for finance leases was 1.6 years and 2.6 years as of June 30, 2024 and 2023, respectively. The weighted average discount rate for finance leases was 1.9% and 1.7% as of June 30, 2024 and 2023, respectively. There were no finance leases as of June 30, 2022.

NOTE 14 – SUBSEQUENT EVENTS

Management Transition

On November 20, 2024, Ronald F. Dutt, the Company’s chairman and Chief Executive Officer, notified the Company’s Board of Directors of his intentions to retire from his positions upon the appointment of a new Chief Executive Officer. The Board has commenced a search for a new Chief Executive Officer and Mr. Dutt will remain with the Company through the search and transition period.

Waivers to Loan and Security Agreement with Gibraltar Business Capital

As previously announced in the Company’s Form 8-K filed with the SEC on September 5, 2024, the Board of Directors of the Company, including its audit committee members, concluded on August 30, 2024 that the previously issued audited consolidated financial statements for the fiscal years ended June 30, 2023 and 2022, and all of the quarterly unaudited consolidated financial statements within the fiscal years ended June 30, 2024, 2023 and 2022 (collectively, the “Prior Financial Statements”), could no longer be relied upon due to material accounting errors identified by management. See Note 15 – Restatement of Previously Issued Financial Statements.

The Company notified GBC that the restatement of historical financial statements was likely to result in event of default with respect to the Company’s failure to maintain the EDITDA covenant for the trailing three (3) month periods ended July 31, 2023 and August 31, 2023, or Default. On August 30, 2025, the Company received a Waiver, which waived the Default, subject to satisfaction of the following conditions: (i) receipt of a counterpart of the Waiver duly executed by the Company; and (ii) receipt of the representations and warranties from the Company that after giving effect to the Waiver, the representations and warranties contained in the Agreement, the Waiver and the other Loan Documents shall be true and correct; and (iii) after giving effect to the Waiver, no additional event of default shall have occurred and be continuing on and as of the effective date of the Waiver.

The Company’s failure to file this Annual Report on Form 10-K for the year ended June 30, 2024 in a timely manner resulted in an event of default with respect to the covenant to timely deliver a copy of the Company’s annual audited financial statements. Additionally, the Company notified GBC that it appeared likely that as a result of the restatement it would fail to maintain the EBITDA covenant for the trailing three (3) month periods ended May 31, 2024 and July 31, 2024, or Default. On January 17, 2025, the Company received a Waiver, which waived the Defaults, subject to satisfaction of the following conditions: (i) receipt of a counterpart of the Waiver duly executed by the Company; and (ii) receipt of the waiver fee of $25,000; and (iii) receipt of the representations and warranties from the Company that after giving effect to the Waiver, the representations and warranties contained in the Agreement, the Waiver and the other Loan Documents shall be true and correct; and (iv) after giving effect to the Waiver, no additional event of default shall have occurred and be continuing on and as of the effective date of the Waiver.

F-24

Amendment to Loan and Security Agreement with Gibraltar Business Capital

On January 22, 2025, we entered into Amendment No. 4 to Loan and Security Agreement (the “Fourth Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, as amended, relating to the EBITDA Minimum financial covenant of the Company. In consideration for the Fourth Amendment, the Company agreed to pay GBC a non-refundable amendment fee of $50,000 in cash, as follows: (i) $25,000 shall be due and payable on March 1, 2025, and (ii) $25,000 shall be due and payable on April 1, 2025.

NOTE 15 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

As described in Note 2 – Restatement of Previously Issued Financial Statements, and as further described below, in connection with the preparation of its consolidated financial statements as of and for the year ended June 30, 2024, the Company identified multiple prior-period misstatements that were improperly accounted for in its previously issued audited consolidated financial statements for the fiscal years ended June 30, 2023 and 2022.

The nature of the restatement adjustments and their impact on previously reported consolidated financial statements are as follows:

(a) Inventories. The Company did not properly evaluate its calculation of its excess and obsolescence reserve on its finished goods and raw materials inventories, resulting in an overstatement of inventories of $926,000 and $764,000 as of June 30, 2023 and 2022, respectively, an understatement of accumulated deficit of $521,000 as of June 30, 2021, and an understatement of cost of sales of $162,000 and $243,000 for the years ended June 30, 2023, and 2022, respectively. In addition, certain inventory components were not properly recorded at the lower of cost or net realizable value, resulting in an overstatement of inventories of $781,000 and $607,000 as of June 30, 2023 and 2022, respectively, an understatement of accumulated deficit of $296,000 as of June 30, 2021, and an understatement of cost of sales of $174,000 and $311,000 for the years ended June 30, 2023 and 2022, respectively. Further, certain loaner service packs and consigned inventory were not reconciled in a timely manner, resulting in an overstatement of inventories of $670,000 and $210,000 as of June 30, 2023 and 2022, respectively, and an understatement of cost of sales of $460,000 and $210,000 for the years ended June 30, 2023 and 2022, respectively. Additionally, the Company did not properly present inventory write downs on the consolidated statement of cash flows resulting in an understatement of inventory write downs of $354,000 and $111,000 and corresponding overstatement of changes in inventories of $354,000 and $111,000 on the consolidated statement of cash flows for the years ended June 30, 2023 and 2022, respectively.

(b) Revenues. The Company did not properly recognize revenue in the periods in which the related performance obligations were satisfied for a certain contract with a customer, resulting in an understatement of revenues of $151,000 for the year ended June 30, 2023 and a corresponding understatement of accounts receivable of $151,000 as of June 30, 2023.

(c) Expense classification. The Company improperly recorded various inventory write downs to research and development expenses although such expenses did not meet the classification criteria for research and development under ASC 730, resulting in an overstatement of research and development expenses and a corresponding understatement of cost of sales of $208,000 and $828,000 for the years ended June 30, 2023 and 2022, respectively.

(d) Other. The Company had various clearing accounts that were not reconciled in a timely manner, resulting in an understatement of accounts payable of $137,000 as of June 30, 2023, overstatement of inventories of $461,000 and $241,000 as of June 30, 2023 and 2022, respectively, an understatement of accumulated deficit of $141,000 as of June 30, 2021, and understatement of cost of sales of $357,000 and $100,000 for the years ended June 30, 2023 and 2022, respectively.

(e) Cash flow presentation of debt issuance cost in the form of issued Company stock warrants. The Company erroneously presented $253,000 of debt issuance cost incurred in conjunction with credit facility arrangements made during the year ended June 30, 2022 as fair value of warrants issued, an adjustment to reconcile net loss to cash used in operating activities in the Company’s consolidated statement of cash flows for the year ended June 30, 2022. As debt issuance costs are recorded as a current asset, the presentation overstated items reconciling net loss to cash used in operating activities and understated the change in other assets in the consolidated statement of cash flows. Additionally, the Company improperly omitted the non-cash disclosure related to the issuance of warrants within the supplemental disclosures of non-cash investing and financing activities for the year ended June 30, 2022.

Below are the restated consolidated balance sheets as of June 30, 2023 and 2022, and the restated consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for each of the years ended June 30, 2023 and 2022 that summarize the effects of the restatement.

F-25

FLUX POWER HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31,	June 30,
	2024	2024
ASSETS

Current assets:
Cash	$883,000	$643,000
Accounts receivable, net of allowance for credit losses	8,462,000	9,773,000
Inventories, net	15,323,000	16,977,000
Other current assets	838,000	945,000
Total current assets	25,506,000	28,338,000

Right of use assets	1,694,000	2,096,000
Property, plant and equipment, net	1,641,000	1,749,000
Other assets	118,000	118,000

Total assets	$28,959,000	$32,301,000

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$13,034,000	$11,395,000
Accrued expenses	5,086,000	3,926,000
Line of credit	9,693,000	13,834,000
Subordinated debt	1,000,000	–
Deferred revenue	653,000	485,000
Customer deposits	170,000	18,000
Finance leases payable, current portion	146,000	156,000
Office leases payable, current portion	783,000	734,000
Accrued interest	170,000	126,000
Total current liabilities	30,735,000	30,674,000

Long term liabilities:
Finance leases payable, less current portion	46,000	112,000
Office leases payable, less current portion	915,000	1,321,000

Total liabilities	31,696,000	32,107,000

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 500,000 shares authorized; none issued and outstanding	–	–
Common stock, $0.001 par value; 30,000,000 shares authorized; 16,682,465 shares issued and outstanding at December 31, 2024 and June 30, 2024	17,000	17,000
Additional paid-in capital	100,514,000	99,889,000
Accumulated deficit	(103,268,000)	(99,712,000)
Total stockholders’ equity (deficit)	(2,737,000)	194,000
Total liabilities and stockholders’ equity (deficit)	$28,959,000	$32,301,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-26

FLUX POWER HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended December 31,		Six months ended December 31,
	2024	2023	2024	2023
Revenues	$16,830,000	$18,203,000	$32,955,000	$32,990,000
Cost of sales	11,367,000	12,822,000	22,274,000	23,374,000

Gross profit	5,463,000	5,381,000	10,681,000	9,616,000

Operating expenses:
Selling and administrative	5,985,000	4,593,000	11,100,000	9,318,000
Research and development	957,000	1,235,000	2,272,000	2,530,000
Total operating expenses	6,942,000	5,828,000	13,372,000	11,848,000

Operating loss	(1,479,000)	(447,000)	(2,691,000)	(2,232,000)

Interest income (expense), net	(408,000)	(449,000)	(865,000)	(852,000)

Net loss	$(1,887,000)	$(896,000)	$(3,556,000)	$(3,084,000)

Net loss per share - basic and diluted	$(0.11)	$(0.06)	$(0.21)	$(0.19)

Weighted average number of common shares outstanding - basic and diluted	16,682,465	16,516,700	16,682,465	16,495,727

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-27

FLUX POWER HOLDING, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(unaudited)

	Common Stock
	Shares	Capital Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2024	16,682,465	$17,000	$99,889,000	$(99,712,000)	$194,000
Stock-based compensation	-	-	347,000	-	347,000
Net loss	-	-	-	(1,669,000)	(1,669,000)
Balance at September 30, 2024	16,682,465	17,000	100,236,000	(101,381,000)	(1,128,000)
Stock-based compensation	-	-	278,000	-	278,000
Net loss	-	-	-	(1,887,000)	(1,887,000)
Balance at December 31 2024	16,682,465	$17,000	$100,514,000	$(103,268,000)	$(2,737,000)

	Common Stock
	Shares	Capital Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2023	16,462,215	$16,000	$98,086,000	$(91,379,000)	$6,723,000
Issuance of common stock - exercised options and warrants	16,022	–	–	–	–
Stock-based compensation	-	-	276,000	-	276,000
Net loss	-	-	-	(2,188,000)	(2,188,000)
Balance at September 30, 2023	16,478,237	16,000	98,362,000	(93,567,000)	4,811,000
Issuance of common stock - exercised options and RSU settlements	54,038	1,000	(1,000)	–	–
Stock-based compensation	-	-	394,000	-	394,000
Fair value of warrants issued	–	–	92,000	–	92000
Net loss	-	-	-	(896,000)	(896,000)
Balance at December 31 2023	16,532,275	$17,000	$98,847,000	$(94,463,000)	$4,401,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-28

FLUX POWER HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(3,556,000)	$(3,084,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	502,000	523,000
Stock-based compensation	625,000	670,000
Amortization of debt issuance costs	83,000	134,000
Non-cash lease expense	325,000	296,000
Inventory write downs	406,000	233,000
Changes in operating assets and liabilities:
Accounts receivable	1,189,000	(3,926,000)
Inventories	1,248,000	371,000
Other assets	24,000	(65,000)
Accounts payable	1,761,000	489,000
Accrued expenses	1,160,000	169,000
Accrued interest	44,000	128,000
Office leases payable	(357,000)	(312,000)
Deferred revenue	168,000	179,000
Customer deposits	152,000	150,000
Net cash provided by (used in) operating activities	3,774,000	(4,045,000)

Cash flows from investing activities:
Purchases of equipment	(317,000)	(338,000)
Net cash used in investing activities	(317,000)	(338,000)

Cash flows from financing activities:
Proceeds from subordinated debt borrowing	1,000,000	–
Proceeds from revolving line of credit	30,051,000	35,868,000
Payment of revolving line of credit	(34,192,000)	(32,205,000)
Payment of finance leases	(76,000)	(75,000)
Net cash provided by (used in) financing activities	(3,217,000)	3,588,000

Net change in cash	240,000	(795,000)
Cash, beginning of period	643,000	2,379,000

Cash, end of period	$883,000	$1,584,000

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Warrants issued in connection with borrowing agreement, recorded as debt issuance cost	$-	$92,000

Supplemental cash flow information:
Interest paid	$684,000	$605,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-29

FLUX POWER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Unaudited)

NOTE 1 - NATURE OF BUSINESS

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”) applicable to interim reports of companies filing as a smaller reporting company. These financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024, filed with the SEC on January 29, 2025. In the opinion of management, the accompanying condensed consolidated interim financial statements include all adjustments necessary in order to make the financial statements not misleading. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any other future period. Certain notes to the financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the most recent fiscal year as reported in the Company’s Annual Report on Form 10-K have been omitted. The accompanying unaudited condensed consolidated balance sheet at June 30, 2024 has been derived from the audited balance sheet at June 30, 2024 contained in such Form 10-K.

Nature of Business

Flux Power Holdings, Inc. (“Flux”) was incorporated in 2009 in the State of Nevada, and Flux’s operations are conducted through its wholly owned subsidiary, Flux Power, Inc. (“Flux Power”), a California corporation (collectively, the “Company”).

We design, develop, manufacture, and sell a portfolio of advanced lithium-ion energy storage solutions for electrification of a range of industrial commercial sectors which include material handling, airport ground support equipment (“GSE”), and other commercial and industrial applications. We believe our mobile and stationary energy storage solutions provide our customers a reliable, high performing, cost effective, and more environmentally friendly alternative as compared to traditional lead acid and propane-based solutions. Our modular and scalable design allows different configurations of lithium-ion energy storage solutions to be paired with our proprietary wireless battery management system to provide the level of energy storage required and “state of the art” real time monitoring of pack performance. We believe that the increasing demand for lithium-ion energy storage solutions and more environmentally friendly energy storage solutions in the material handling sector should continue to drive our revenue growth.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are described in Note 3 – Summary of Significant Accounting Policies to the consolidated financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024. There have been no material changes in these policies or their application.

Adopted Accounting Pronouncements

The Company did not adopt any new accounting pronouncements during the six months ended December 31, 2024.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses, which requires additional disclosure of certain amounts included in the expense captions presented on the statement of operations, as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for our fiscal year ending June 30, 2028 and interim periods thereafter. Early adoption is permitted for annual financial statements that have not yet been issued. The Company is evaluating the disclosure requirements related to the new standard.

F-30

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The standard is effective for the Company’s fiscal year ending June 30, 2026, with early adoption permitted. The Company is evaluating the disclosure requirements related to the new standard.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The standard is effective annually for the Company’s fiscal year ending June 30, 2025 and interim periods thereafter. While early adoption is permitted, the Company has decided not to adopt during the interim period reflected in this quarterly report. The Company is evaluating the disclosure requirements related to the new standard.

Net Loss Per Common Share

The Company calculates basic loss per common share by dividing net loss by the weighted average number of common shares outstanding during the periods. Diluted loss per common share includes the impact from all dilutive potential common shares relating to outstanding convertible securities.

For the three months ended December 31, 2024 and 2023, basic and diluted weighted-average common shares outstanding were 16,682,465 and 16,516,700, respectively. For the six months ended December 31, 2024 and 2023, basic and diluted weighted-average common shares outstanding were 16,682,465 and 16,495,727, respectively. The Company incurred a net loss for the three and six months ended December 31, 2024 and 2023 and, therefore, basic and diluted loss per share for the periods were the same because all potentially dilutive common share equivalents would have been anti-dilutive. At December 31, 2024 and 2023, potentially dilutive common shares excluded from the calculation of diluted weighted-average common shares outstanding were as follows:

	December 31,
	2024	2023
Stock options	1,493,278	1,914,994
RSUs	113,926	138,172
Warrants	1,413,110	1,413,110
	3,020,314	3,466,276

Liquidity and Financial Condition

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

Historically, the Company’s revenues and operating cash flows have not been sufficient to sustain its operations and the Company has relied on debt and equity financing for additional funds. The Company has incurred an accumulated deficit of $103.3 million through December 31, 2024, and, for the six months ended December 31, 2024 generated cash flows from operations of $3.8 million and incurred a net loss of $3.6 million. As of January 31, 2025, the Company had a cash balance of 0.4 million, $4.9 million available funding under the Gibraltar Business Capital (“GBC”) Credit Facility and $1.0 million available for future draws under the November 2, 2023 subordinated line of credit with Cleveland Capital, L.P. (“Cleveland”).

In addition, the Company’s ability to meet projected revenue targets and generate cash from operations has been impacted by delays in new orders of our energy storage solutions, primarily due to deferrals of new forklift purchases caused by lower capital spending in the market sector that the Company serves and due to interest rate variability affecting capital spending in certain large customer fleets.

F-31

Management has evaluated the Company’s expected cash and working capital requirements, which include but are not limited to investments in additional sales and marketing, research and development and capital equipment, and believes the Company’s existing cash and funding available under the GBC Credit Facility and the November 2, 2023 subordinated line of credit with Cleveland, along with the forecasted gross margin, will not be sufficient to meet the Company’s anticipated capital resources to fund planned operations for the next twelve (12) months following the filing date of this quarterly report.

Management is evaluating strategies to improve profitability of operations and to obtain additional funding. These steps include actual and planned price increases for our energy storage solutions, a number of cost-saving initiatives including product cost efficiencies and planned operating cost savings. The planned gross margin improvement tasks include but are not limited to a plan to drive bill of material costs down while increasing price of our products for new orders. We also continue to execute our cost reduction, sourcing and pricing recovery initiatives in efforts to increase our gross margins and improve cash flow from operations. Unforeseen factors in the general economy beyond management’s control could potentially have a negative impact on the planned gross margin improvement plan. Management is continuing to evaluate other sources of capital to fund its operations and growth. However, there can be no assurance that the Company will be able to realize the plans for improved operations or access necessary additional financing when needed to provide sufficient liquidity to continue its operations over the next twelve months. If such liquidity is not available when required, management will be required to curtail investments in new product development, which may have a material adverse effect on future cash flows and results of operations and the Company’s ability to continue operating as a going concern.

The accompanying condensed consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to liquidate its assets and discharge its liabilities in other than the normal course of business and at amounts that may differ from those reflected in the accompanying condensed consolidated financial statements.

NOTE 3 – INVENTORIES

Inventories consist of the following:

	December 31, 2024	June 30, 2024
Raw materials	$12,323,000	$12,850,000
Work in process	630,000	474,000
Finished goods	2,370,000	3,653,000
	$15,323,000	$16,977,000

NOTE 4 – ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2024	June 30, 2024
Payroll and bonus accrual	$1,147,000	$471,000
PTO accrual	459,000	437,000
Warranty liability	3,480,000	3,018,000
	$5,086,000	$3,926,000

NOTE 5 – NOTES PAYABLE

Revolving Line of Credit

Gibraltar Business Capital (“GBC”) Credit Facility

On July 28, 2023, the Company entered into a Loan and Security Agreement (the “Agreement”) with GBC. The Agreement provides the Company with a senior secured revolving loan facility for up to $15.0 million (the “Revolving Loan Commitment”). The revolving amount available under the GBC Credit Facility is equal to the lesser of the Revolving Loan Commitment and the borrowing base amount (as defined in the Agreement). The GBC Credit Facility is evidenced by a revolving note, which matures on July 28, 2025 (the “Maturity Date”), unless extended, modified or renewed (the “Revolving Note”). Provided that there is no event of default, the Maturity Date can automatically be extended for one (1) year period upon payment of a renewal fee for each such extension in the amount of three-quarters of one percent (0.75%) of the Revolving Loan Commitment, which fee will be due and payable on or before the applicable Maturity Date.

F-32

In addition, subject to conditions and terms set forth in the Agreement, the Company may request an increase in the Revolving Loan Commitment from time to time upon not less than 30 days’ notice to GBC which increase may be made at the sole discretion of GBC, as long as: (a) the requested increase is in a minimum amount of $1,000,000, and (b) the total increases do not exceed $5,000,000 and no more than five (5) increases are made. Outstanding principal under the GBC Credit Facility accrues interest at Secured Overnight Financing Rate (“SOFR”, as defined in the Agreement) plus five and one half of one percent (5.50%) per annum with such interest payment due monthly on the last day of the month. In the event of default, the amounts due under the Agreement bear interest at a rate per annum equal to three percent (3.0%) above the rate that is otherwise applicable to such amounts. The Company paid GBC a non-refundable closing fee for the GBC Credit Facility of $112,500 upon the execution of the Agreement. In addition, the Company is required to pay a monthly unused line fee equal to one-half of one percent (0.50%) per annum on the difference between the Revolving Loan Commitment and the average outstanding principal balance of the revolving loan(s) for such month. The obligations under the GBC Credit Facility may be prepaid in whole or in part at any time upon an exit fee of (a) two percent (2.00%) of the Revolving Loan Commitment if the obligations are paid in full during the first year after the closing date, or (b) one percent (1.00%) of the Revolving Loan Commitment if the obligations are paid in full one year after the closing date, provided, that, the exit fee will be waived if such prepayment occurs in connection with the refinancing of the obligations with Bank of America, N.A., as lender.

On November 2, 2023, the Company entered into the First Amendment to Loan and Security Agreement (the “First Amendment”) with Gibraltar Business Capital, LLC (“GBC”), which amended certain definition of the Subordinated Debt referenced in the Loan and Security Agreement dated July 28, 2023 as Subordinated Debt owed by the Company to Cleveland Capital L.P. (“Cleveland”) pursuant to that certain Subordinated Unsecured Promissory Note, dated as of November 1, 2023, in the aggregate principal amount of $2,000,000.

On January 30, 2024, the Company entered into the Second Amendment to Loan and Security Agreement (the “Second Amendment”) with GBC, which amended certain terms of the Loan and Security Agreement dated July 28, 2023, including but not limited to, (i) increasing the commitment amount from $15.0 million to $16.0 million, (ii) adding an additional non-refundable closing fee in the amount of $7,500 in cash for the increase in the commitment amount to $16 million, (iii) amending the definition of “Eligible Accounts;” and (iv) amending the EBITDA Minimum financial covenant of the Company. In consideration for the Second Amendment, the Company agreed to pay GBC a non-refundable amendment fee of $10,000 in cash, in addition to the $7,500 non-refundable closing fee paid.

The loans and other obligations of the Company under the GBC Credit Facility are secured by substantially all of the tangible and intangible assets of the Company (including, without limitation, intellectual property) pursuant to the terms of the Agreement and the Intellectual Property Security Agreement entered into by and among the Company and GBC on July 28, 2023. During the six months ended December 31, 2024, the Company had multiple drawdowns under the GBC Credit Facility totaling $30.1 million and made multiple repayments totaling $34.2 million. As of December 31, 2024, the outstanding balance under the GBC Credit Facility was approximately $9.7 million, with up to $6.3 million available for future borrowings, subject to borrowing base limitations.

In April 2024, the Company notified GBC of a certain event of default with respect to the Company’s anticipated failure to maintain the EBITDA covenant for the trailing three (3) month period ended April 30, 2024 (the “Default”). On May 8, 2024, the Company received a Waiver, which waived the Default, subject to satisfaction of the following conditions: (i) receipt of a counterpart of the Waiver duly executed by the Company; (ii) receipt of the waiver fee of $20,000; (iii) receipt of the representations and warranties from the Company that after giving effect to the Waiver, the representations and warranties contained in the Agreement, the Waiver and the other Loan Documents shall be true and correct; and (iv) after giving effect to the Waiver, no additional event of default shall have occurred and be continuing on and as of the effective date of the Waiver.

On May 31, 2024, the Company entered into the Third Amendment to Loan and Security Agreement (the “Third Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, including but not limited to amending the EBITDA Minimum financial covenant of the Company. In consideration for the Third Amendment, the Company agreed to pay GBC a non-refundable amendment fee of $50,000 in cash.

F-33

On August 30, 2024, GBC agreed to waive the Company’s non-compliance with, and the effects of its non-compliance under, various representations, financial covenants and non-financial covenants relating to our financial restatements (the “August Waiver”). On January 17, 2025, GBC agreed to waive the Company’s non-compliance with, and the effects of our non-compliance under, various representations, financial covenants and non-financial covenants relating to its financial restatements and its failure to maintain the EBITDA Minimum for certain financial periods (the “January Waiver”). As a result of the August Waiver and January Waiver, the Company expects that the revolving credit facility remains available subject to meeting certain lending criteria under the Loan Agreement.

On January 22, 2025, the Company entered into the Fourth Amendment to Loan and Security Agreement (the “Fourth Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, as amended, relating to the EBITDA Minimum financial covenant of the Company. In consideration for the Fourth Amendment, the Company agreed to pay GBC a non-refundable amendment fee of $50,000 in cash, as follows: (i) $25,000 paid on March 1, 2025, and (ii) $25,000 shall be due and payable on April 1, 2025.

Silicon Valley Bank Credit Facility

On November 9, 2020, the Company entered into a Loan and Security Agreement (“Loan and Security Agreement”) with Silicon Valley Bank (“SVB”).

On October 29, 2021, the Company entered into a First Amendment to Loan and Security Agreement (“First Amendment” and together with the Agreement, the “Loan Agreement”) with SVB which amended certain terms of the Agreement including, but not limited to, increasing the amount of the revolving line of credit from $4.0 million to $6.0 million, and extending the maturity date to November 7, 2022. The First Amendment provided the Company with a senior secured credit facility for up to $6.0 million available on a revolving basis (“Revolving LOC”). Outstanding principal under the Revolving LOC accrued interest at a floating rate per annum equal to the greater of (i) Prime Rate plus two and a half percent (2.50%), or (ii) five and three-quarters percent (5.75%). The Company paid a non-refundable commitment fee of $15,000 upon execution of the Agreement and an additional non-refundable commitment fee of $22,500 in connection with the First Amendment.

On June 23, 2022, the Company entered into a Second Amendment to Loan and Security Agreement (“Second Amendment” and together with the Loan Agreement, the “Second Amended Loan Agreement”) with SVB, which amended certain terms of the Loan Agreement , including but not limited to, (i) increasing the amount of the revolving line of credit to $8.0 million, (ii) changing the financial covenants of the Company from one based on tangible net worth to another based on adjusted EBITDA (as defined in the Second Amendment) on a trailing six (6) month basis and liquidity ratio certified as of the end of each month pursuant to the calculations set forth therein, and (iii) allowing for the assignment and transfer by SVB of all of its obligations, rights and benefits under the Agreement and Loan Documents (as defined in the Agreement and except for the Warrants).

In addition, under the Second Amendment, the interest rate terms for the outstanding principal under the Revolving LOC were amended to accrue interest at a floating per annum rate equal to the greater of either (A) Prime Rate plus three and one-half of one percent (3.50%) or (B) seven and one-half of one percent (7.50%). Interest payments are due monthly on the last day of the month. In addition, the Company is required to pay a quarterly unused facility fee equal to one-quarter of one percent (0.25%) per annum of the average daily unused portion of the $8.0 million commitment under the SVB Credit Facility, depending upon availability of borrowings under the Revolving LOC. Pursuant to the Second Amendment, the Company paid SVB a non-refundable amendment fee of $5,000 and SVB’s legal fees and expenses incurred in connection with the Second Amendment.

In connection with the Second Amendment, the Company issued a twelve-year warrant to SVB and its designee, SVB Financial Group, to purchase up to 40,806 shares of common stock of the Company at an exercise price of $2.23 per share pursuant to the terms set forth therein.

On November 7, 2022, the Company entered into a Third Amendment to Loan and Security Agreement (“Third Amendment”) with SVB, which amended certain terms of the Second Amended Loan Agreement (together with the Third Amendment, the “Third Amended Loan Agreement”), including but not limited to, (i) extending the maturity date from November 7, 2022 to May 7, 2023 (the “Extension Period”), (ii) amending the financial covenants of the Company to cover the Extension Period and to include a liquidity ratio financial covenant, and (iii) amending the definition of Permitted Liens (as defined in the Third Amendment). Pursuant to the Third Amendment, the Company paid SVB a non-refundable amendment fee of $12,500 and SVB’s legal fees and expenses incurred in connection with the Third Amendment.

F-34

On January 10, 2023, the Company entered into a Fourth Amendment to Loan and Security Agreement (the “Fourth Amendment”) with SVB, which amended certain terms of the Third Amended Loan Agreement including but not limited to, (i) increasing the amount of the SVB Credit Facility from $8.0 million to $14.0 million, (ii) removing the liquidity ratio financial covenant of the Company under Section 6.9 of the Third Amended Loan Agreement, (iii) amending the definition of Borrowing Base (as defined in the Fourth Amendment), which includes a new defined term for Net Orderly Liquidation Value (as defined in the Fourth Amendment), and (iv) removing certain defined liquidity terms under Section 13.1 of the Third Amended Loan Agreement. Pursuant to the Fourth Amendment, the Company paid SVB a non-refundable amendment fee of $10,000 and SVB’s legal fees and expenses incurred in connection with the Fourth Amendment.

On April 27, 2023, the Company entered into a Fifth Amendment to Loan and Security Agreement (the “Fifth Amendment”) with SVB which further amended certain terms of the credit facility (together with the Fifth Amendment, the “Agreement”), including but not limited to, (i) extending the maturity date from May 7, 2023 to December 31, 2023 (the “2023 Extension Period”), (ii) amending the EBITDA financial covenant of the Company to cover the 2023 Extension Period, and (iii) amending the definition of EBITDA (as defined in the Fifth Amendment). Pursuant to the Fifth Amendment, the Company agreed to pay SVB a non-refundable amendment fee of Thirty Thousand Dollars ($30,000) and SVB’s legal fees and expenses incurred in connection with the Fifth Amendment. In addition, SVB also agreed to waive compliance by the Company of the former EBITDA financial covenant as of the month ended March 31, 2023.

On July 28, 2023, the Company repaid in full all principal outstanding under the SVB Credit Facility, together with all accrued and unpaid interest and related fees, with a portion of the funds from the GBC Credit Facility and terminated the Loan and Security Agreement with SVB, as amended. During the three months ended September 30, 2023, the Company had multiple Revolving LOC drawdowns totaling $1.4 million and multiple Revolving LOC payments totaling $11.3 million inclusive of the final repayment of the LOC in full.

NOTE 6 - RELATED PARTY DEBT AGREEMENTS

As of December 31, 2024, the Company had $1.0 million of related party debt outstanding. As of June 30, 2024, the Company had no related party debt balance outstanding.

Subordinated Line of Credit Facilities

Cleveland Capital, L.P. Credit Facility

On November 2, 2023, the Company entered into a Credit Facility Agreement (the “Credit Facility”) with Cleveland Capital, L.P., (“Cleveland”). The Credit Facility provides the Company with a line of credit of up to $2,000,000 for working capital purposes (“2023 Subordinated LOC”). In connection with the LOC, the Company issued a subordinated unsecured promissory note for $2,000,000 (the “Commitment Amount”) in favor of Cleveland (the “Note”).

Pursuant to the terms of the Credit Facility, Cleveland agreed to make loans (each such loan, an “Advance”) up to such Lender’s Commitment Amount to the Company from time to time, until August 15, 2025 (the “Due Date”). The Note accrues interest at Secured Overnight Financing Rate plus nine percent (9%) per annum on each Advance from and after the date of disbursement of such Advance. All indebtedness, obligations and liabilities of the Company to Cleveland are subject to the rights of Gibraltar Business Capital, LLC (together with its successors and assigns, “GBC”), pursuant to a Subordination Agreement dated on or about November 2, 2023, by and between Cleveland and GBC (the “Subordination Agreement”). Subject to the Subordination Agreement, the Company may, from time to time, prior to the Due Date, draw down, repay, and re-borrow on the Note, by giving notice to Cleveland of the amount to be requested to be drawn down. Subject to the Subordination Agreement, the Note is payable upon the earlier of (i) the Due Date or (ii) on occurrence of an event of Default (as defined in the Note).

As consideration of Cleveland’s commitment to provide the Advances to the Company, the Company issued Cleveland warrants to purchase 41,196 shares of common stock (the “Warrants”) which rights are represented by a warrant certificate (“Warrant Certificate”). Subject to certain ownership limitations, the Warrants are exercisable immediately from the date of issuance, expire on the five (5) year anniversary of the date of issuance and have an exercise price of $3.24 per share. The exercise price of the Warrants is subject to certain adjustments, including stock dividends, stock splits, combinations and reclassifications of the common stock. In the event of a Triggering Event (as defined in the Warrant Certificate), the holder of the Warrants will be entitled to exercise the Warrants and receive the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Triggering Event if such holder had exercised the rights represented by the Warrant Certificate immediately prior to the Triggering Event. Additionally, upon the holder’s request, the continuing or surviving corporation as a result of such Triggering Event will issue to such holder a new warrant of like tenor evidencing the right to purchase the adjusted amount of securities, cash or property and the adjusted warrant price. (See Note 7 – Stockholders’ Equity (Deficit).

2022 Subordinated LOC

On May 11, 2022, the Company entered into a Credit Facility Agreement (the “Subordinated LOC”) with Cleveland, Herndon Plant Oakley, Ltd., (“HPO”), and other lenders (together with Cleveland and HPO, the “Lenders”). The Subordinated LOC provides the Company with a short-term line of credit not less than $3,000,000 and not more than $5,000,000, the proceeds of which shall be used by the Company for working capital purposes. In connection with the Subordinated LOC, the Company issued a separate subordinated unsecured promissory note in favor of each respective Lender (each promissory note, a “Note”) for each Lender’s commitment amount (each such commitment amount, a “Commitment Amount”).

Pursuant to the terms of the Subordinated LOC, each Lender severally agrees to make loans (each such loan, an “Advance”) up to such Lender’s Commitment Amount to the Company from time to time, until December 31, 2022 (the “Due Date”). On December 15, 2022, the Board of Directors of the Company elected to extend the Due Date to December 31, 2023. The Company may, from time to time, prior to the Due Date, draw down, repay, and re-borrow on the Note, by giving notice to the Lenders of the amount to be requested to be drawn down.

F-35

Each Note bears an interest rate of 15.0% per annum on each Advance from and after the date of disbursement of such Advance and is payable on (i) the Due Date in cash or shares of common stock of the Company (the “Common Stock”) at the sole election of the Company, unless such Due Date is extended pursuant to the Note, or (ii) on occurrence of an event of Default (as defined in the Note). The Due Date may be extended (i) at the sole election of the Company for one (1) additional year period from the Due Date upon the payment of a commitment fee equal to two percent (2%) of the Commitment Amount to the Lender within thirty (30) days prior to the original Due Date, or (ii) by the Lenders in writing. In addition, each Lender signed a Subordination Agreement by and between the Lenders and SVB dated as of May 11, 2022 (the “Subordination Agreement”) for the purposes of subordinating the right to payment under the Note to SVB’s indebtedness by the Company now outstanding or hereinafter incurred. On December 15, 2022, the Board of Directors of the Company elected to extend the Due Date to December 31, 2023 and the Company paid the Lenders an extension fee in the aggregate amount of $80,000. On July 28, 2023, in conjunction with the concurrent termination of the SVB Revolving LOC and the entry into a new credit facility with Gibraltar Business Capital (“GBC”), each Lender signed a Subordination Agreement by and between the Lenders and GBC dated as of July 28, 2023 (the “GBC Subordination Agreement”) for the purposes of subordinating the right to payment under the Note to GBC’s indebtedness by the Company then incurred and outstanding or thereinafter incurred.

The Subordinated LOC includes customary representations, warranties and covenants by the Company and the Lenders. The Company has also agreed to pay the legal fees of Cleveland’s counsel in an amount up to $10,000. In addition, each Note also provides that, upon the occurrence of a Default, at the option of the Lenders, the entire outstanding principal balance, all accrued but unpaid interest and/or Late Charges (as defined in the Note) at once will become due and payable upon written notice to the Company by the Lenders.

In connection with entry into the Subordinated LOC, the Company paid to each Lender a one-time commitment fee in cash equal to 3.5% of such Lender’s Commitment Amount. In addition, in consideration of the Lenders’ commitment to provide the Advances to the Company, the Company issued the Lenders five-year warrants to purchase an aggregate of 128,000 shares of common stock at an exercise price of $2.53 per share that are, subject to certain ownership limitations, exercisable immediately (the “Warrants”) (the number of warrants issued to each Lender is equal to the product of (i) 160,000 shares of common stock multiplied by (ii) the ratio represented by each Lender’s Commitment Amount divided by the $5,000,000).

Pursuant to a selling agreement, dated as of May 11, 2022, the Company retained HPO as its placement agent in connection with the Subordinated LOC. As compensation for services rendered in conjunction with the Subordinated LOC, the Company paid HPO a finder fee equal to 3% of the Commitment Amount from each such Lender placed by HPO in cash.

There were no borrowings or amounts outstanding under the Subordinated LOC during the six months ended December 31, 2023. On November 2, 2023, the Subordinated LOC was terminated.

NOTE 7 - STOCKHOLDERS’ EQUITY (DEFICIT)

At-The-Market (“ATM”) Offering

On December 21, 2020, the Company entered into a Sales Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (“HCW”) to sell shares of its common stock, par value $0.001 (the “Common Stock”) from time to time, through an “at-the-market offering” program (the “ATM Offering”).

From December 21, 2020 through October 5, 2023, the Company sold an aggregate of 1,524,873 shares of common stock at an average price of $10.45 per share for gross proceeds of approximately $15.9 million under the ATM Offering. The Company received net proceeds of approximately $15.3 million, net of commissions and other offering related expenses.

On October 5, 2023, the Company terminated the Sales Agreement with HCW upon given prior written notice of termination to HCW pursuant to the terms of the Sales Agreement.

Public Offering

Registered Direct Offering

On September 27, 2021, the Company closed a registered direct offering, priced at-the-market under Nasdaq rules (“RDO”) for the sale of 2,142,860 shares of common stock and warrants to purchase up to an aggregate of 1,071,430 shares of common stock, at an offering price of $7.00 per share and associated warrant for gross proceeds of approximately $15.0 million prior to deducting offering expenses totaling approximately $1.0 million. The associated warrants have an exercise price equal to $7.00 per share and are exercisable upon issuance and expire in five years. HCW acted as the exclusive placement agent for the registered direct offering.

The securities sold in the RDO were sold pursuant to a “shelf” registration statement on Form S-3 (File No. 333-249521), including a base prospectus, previously filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2020 and declared effective by the SEC on October 26, 2020. The registered direct offering of the securities was made by means of a prospectus supplement dated September 22, 2021 and filed with the SEC, that forms a part of the effective registration statement. The “shelf” registration statement expired on October 26, 2023.

Warrants

In connection with the Company’s registered direct offering (“RDO”), in September 2021 the Company issued five-year warrants to the RDO investors to purchase up to 1,071,430 shares of the Company’s common stock at an exercise price of $7.00 per share and were estimated to have a fair value of approximately $3,874,000. The warrants were exercisable immediately and are limited to beneficial ownership of 4.99% at any point in time in accordance with the warrant agreement.

In May 2022 and in conjunction with entry into a credit facility with the Lenders, the Company issued five-year warrants to the Lenders to purchase up to 128,000 shares of the Company’s common stock at an exercise price of $2.53 per share and had a fair value of approximately $173,000.

In June 2022 and in conjunction with the entry into the Second Amendment to Loan and Security Agreement with SVB, the Company issued twelve-year warrants to SVB and its designee, SVB Financial Group, to purchase up to 40,806 shares of the Company’s common stock at an exercise price of $2.23 per share and had a fair value of approximately $80,000.

F-36

In November 2023 and in conjunction with the entry into the 2023 Subordinated LOC, the Company issued five-year warrants to Cleveland Capital, L.P. to purchase up to 41,196 shares of the Company’s common stock at an exercise price of $3.24 per share with a fair value of approximately $92,000.

Activity in warrants during the six months ended December 31, 2024 is reflected below:

	Number of Warrants	Weighted Average Exercise Price Per Warrant	Weighted Average Remaining Contract Term (# years)
Warrants outstanding and exercisable at June 30, 2024	1,413,110	$6.14
Warrants issued	-	-
Warrants exercised	-	-
Warrants forfeited and cancelled	-	-
Warrants outstanding and exercisable at December 31, 2024	1,413,110	6.14	1.98

Activity in warrants during the six months ended December 31, 2023 is reflected below:

	Number of Warrants	Weighted Average Exercise Price Per Warrant	Weighted Average Remaining Contract Term (# years)
Warrants outstanding and exercisable at June 30, 2023	1,455,119	$6.10
Warrants issued	41,196	3.24
Warrants exercised	-	-
Warrants forfeited and cancelled	(83,205)	4.00
Warrants outstanding and exercisable at December 31, 2023	1,413,110	6.23	2.98

The Company uses the Black-Scholes valuation model to calculate the fair value of warrants. Weighted average annualized percentages and expected term inputs used in Black-Scholes valuations during the period are listed below:

	Six months ended December 31,
	2024(1)	2023
Expected volatility		83.70%
Risk free interest rate		4.65%
Dividend yield		–%
Expected term (years)		5.00

(1)	No warrants were issued during the six months ended December 31, 2024.

Equity Award Plans

On February 17, 2015 the Company’s stockholders approved the 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan offers certain employees, directors, and consultants the opportunity to acquire the Company’s common stock subject to vesting requirements and serves to encourage such persons to remain employed by the Company and to attract new employees. The 2014 Plan allows for the award of the Company’s common stock and stock options, up to 1,000,000 shares of the Company’s common stock. As of December 31, 2024, 107,956 shares of the Company’s common stock were available for future grants under the 2014 Plan.

On April 29, 2021, the Company’s stockholders approved the 2021 Equity Incentive Plan (the “2021 Plan”). The 2021 Plan authorizes the issuance of awards for up to 2,000,000 shares of common stock in the form of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock units, restricted stock awards and unrestricted stock awards to officers, directors and employees of, and consultants and advisors to, the Company or its affiliates. As of December 31, 2024, 872,039 shares of the Company’s common stock were available for future grants under the 2021 Plan.

F-37

Stock Options

Activity in the Company’s stock options during the six months ended December 31, 2024 and related balances outstanding as of that date is reflected below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (# years)	Aggregate intrinsic Value	Weighted Average Grant Date Fair Value
Outstanding at June 30, 2024	1,605,060	$4.85
Granted	–	–			$–
Exercised	–	–		$–
Forfeited and cancelled	(111,782)	3.39
Outstanding at December 31, 2024	1,493,278	4.96	7.38	–
Exercisable at December 31, 2024	757,220	6.39	6.20	–

Activity in the Company’s stock options during the six months ended December 31, 2023 and related balances outstanding as of that date is reflected below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (# years)	Aggregate intrinsic Value	Weighted Average Grant Date Fair Value
Outstanding at June 30, 2023	973,400	$6.44
Granted	979,204	3.36			$2.17
Exercised	–	–		$–
Forfeited and cancelled	(37,610)	7.71
Outstanding at December 31, 2023	1,914,994	4.85	8.45
Exercisable at December 31, 2023	517,493	8.82	5.57

The Company uses the Black-Scholes valuation model to calculate the fair value of stock options. Weighted average annualized percentages and expected term inputs used in Black-Scholes valuations during the period are listed below:

	Six months ended December 31,
	2024(1)	2023
Expected volatility		78.29%
Risk free interest rate		4.90%
Dividend yield		–%
Expected term (years)		6.00

(1)	No stock options were granted during the six months ended December 31, 2024.

F-38

Restricted Stock Units

On November 5, 2020, the Company’s Board of Directors approved an amendment to the 2014 Plan, to allow for grants of Restricted Stock Units (“RSUs”). Subject to vesting requirements set forth in the RSU Award Agreement, one share of common stock is issuable for one vested RSU. On April 29, 2021, a total of 18,312 time-based RSUs were authorized by the Company’s Board of Directors to be granted under the amended 2014 Option Plan. On October 29, 2021, the Board of Directors authorized the following RSUs to be granted under the amended 2014 Option Plan: (i) a total of 97,828 RSUs to certain executive officers of which 48,914 were performance-based RSUs and 48,914 were time-based RSUs, and (ii) a total of 81,786 time-based RSUs to certain other key employees. The RSUs are subject to the terms and conditions provided in (i) the Restricted Stock Unit Award Agreement for time-based awards (“Time-based Award Agreement”), and (ii) the Performance Restricted Stock Unit Award Agreement for performance-based awards (“Performance-based Award Agreement”). On April 20, 2023, a total of 67,532 time-based RSUs were authorized by the Company’s Board of Directors to be granted to the Company’s four non-executive directors under the amended 2014 Option Plan.

Activity in RSUs during the six months ended December 31, 2024 and related balances outstanding as of that date is reflected below:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contract Term (# years)
Outstanding at June 30, 2024	114,666	$5.56
Granted	–	–
Vested and settled	–	–
Forfeited and cancelled	(740)	5.75
Outstanding at December 31, 2024	113,926	5.56	0.18

Activity in RSUs during the six months ended December 31, 2023 and related balances outstanding as of that date is reflected below:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contract Term (# years)
Outstanding at June 30, 2023	193,749	$6.09
Granted	–	–
Vested and settled	(54,038)	7.27
Forfeited and cancelled	(1,539)	5.75
Outstanding at December 31, 2023	138,172	5.63	0.55

Employee Stock Purchase Plan

On March 6, 2023, the Company’s Board of Directors approved the 2023 Employee Stock Purchase Plan (the “2023 ESPP”), and on April 20, 2023, the 2023 ESPP was approved by the Company’s stockholders. The 2023 ESPP enables eligible employees of the Company and certain of its subsidiaries (a “Participating Subsidiary”) to use payroll deductions to purchase shares of the Company’s Common Stock and acquire an ownership interest in the Company. The maximum aggregate number of shares of the Company’s Common Stock that have been reserved as authorized for the grant of options under the 2023 ESPP is 350,000 shares, subject to adjustment as provided for in the 2023 ESPP. Participation in the 2023 ESPP is voluntary and is limited to eligible employees (as such term is defined in the 2023 ESPP) of the Company or a Participating Subsidiary who (i) has been employed by the Company or a Participating Subsidiary for at least 90 days and (ii) is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year. Each eligible employee may authorize payroll deductions of 1-15% of the eligible employee’s compensation on each pay day to be used to purchase up to 1,500 shares of Common Stock for the employee’s account occurring during an offering period. The 2023 ESPP has a term of ten (10) years commencing on April 20, 2023, the date of approval by the Company’s stockholders, unless otherwise earlier terminated.

There were no stock purchases under the 2023 ESPP during the six months ended December 31, 2024 and 2023.

F-39

Stock-based Compensation

Stock-based compensation expense for the three and six months ended December 31, 2024 and 2023 represents the estimated fair value of stock options and RSUs at the time of grant, and ESPP shares at the beginning of each offering period, amortized under the straight-line method over the expected vesting period and reduced for estimated forfeitures of options and RSUs. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from original estimates. At December 31, 2024, the aggregate intrinsic value of exercisable stock options was zero.

The following table summarizes stock-based compensation expense for employee and non-employee stock option and RSU grants:

	Three months ended December 31,		Six months ended December 31,
	2024	2023	2024	2023
Selling and administrative	$250,000	$80,000	$569,000	$140,000
Research and development	28,000	314,000	56,000	530,000
Total stock-based compensation expense	$278,000	$394,000	$625,000	$670,000

At December 31 2024, the unamortized stock-based compensation expense related to outstanding stock options and RSUs was approximately $1,466,000 and $99,000, respectively, and these amounts are expected to be expensed over the weighted-average remaining recognition period of 1.37 years and 0.30 years, respectively.

NOTE 8 – CONCENTRATIONS

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and unsecured trade accounts receivable. The Company maintains cash balances in non-interest-bearing bank deposit accounts at a California commercial bank. The Company’s cash balance at this institution is secured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2024 and June 30, 2024, the cash balance was approximately $883,000 and $643,000, respectively.

The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

Customer Concentrations

During the three months ended December 31, 2024, the Company had three major customers that each represented more than 10% of revenues on an individual basis and together represented approximately $12,238,000 or 73% of total revenues. During the six months ended December 31, 2024, the Company had three major customers that each represented more than 10% of revenues on an individual basis and together represented approximately $23,741,000 or 72% of total revenues.

During the three months ended December 31, 2023, the Company had three major customers that each represented more than 10% of revenues on an individual basis and together represented approximately $13,666,000 or 75% of total revenues. During the six months ended December 31, 2023, the Company had three major customers that each represented more than 10% of revenues on an individual basis and together represented approximately $26,221,000 or 79% of total revenues.

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Suppliers/Vendor Concentrations

The Company obtains components and supplies included in its products from a group of suppliers. During the three months ended December 31, 2024, the Company had one supplier that accounted for more than 10% of total purchases on an individual basis and represented approximately $3,532,000 or 26% of total purchases. During the six months ended December 31, 2024, the Company had one supplier that accounted for more than 10% of total purchases on an individual basis and represented approximately $7,518,000 or 28% of total purchases.

During the three months ended December 31, 2023, the Company had one supplier that accounted for more than 10% of total purchases on an individual basis and represented approximately $3,674,000 or 30% of total purchases. During the six months ended December 31, 2023, the Company had one supplier that accounted for more than 10% of total purchases on an individual basis and represented approximately $6,965,000 or 29% of total purchases.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in any legal proceedings that may arise from time to time may harm the Company’s business. To the best of its knowledge, except for the legal proceedings disclosed below, there are no other material legal proceedings pending against the Company.

Securities Class Action

On November 1, 2024, plaintiff Asfa Kassam filed a purported federal securities class action complaint in the United States District Court, District of Nevada, captioned Kassam v. Flux Power Holdings, Inc. et al. (Case No. 2:24-cv-02051), against the Company, our Chief Executive Officer, Ronald F. Dutt, and our former Chief Financial Officer, Charles A. Scheiwe. The complaint generally alleges that the defendants made false and misleading statements in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The action purports to be brought on behalf of those who purchased or otherwise acquired the Company’s publicly traded securities between November 11, 2022 and September 30, 2024, and seeks unspecified damages and other relief. On January 14, 2025, the court granted an unopposed motion to transfer the case to the Southern District of California for all further proceedings (Case No. 3:25-cv-00113). On February 20, 2025, the court appointed Brandon Paulson to act as lead plaintiff for the putative class. The court set a schedule under which the lead plaintiff will file an amended complaint on or before April 21, 2025, and defendants will file their motion(s) to dismiss on or before May 12, 2025. The case is still in its early stages. Management believes these claims to be meritless and intends to vigorously defend against them.

Shareholder Derivative Action

On January 7, 2025, plaintiff Ronald Pearl filed a purported shareholder derivative complaint in the United States District Court, District of Nevada, captioned Pearl v. Dutt, et al. (Case No. 2:25-cv-00042), against current and former officers and directors of the Company, naming the Company as a nominal defendant. The complaint generally arises out of the same allegations contained in the Kassam securities class action and alleges claims for breach of fiduciary duties and related claims. The action purports to be brought derivatively on behalf of the Company and seeks damages and other various relief. On February 19, 2025, the court granted an unopposed motion to transfer the case to the Southern District of California for all further proceedings (Case No. 3:25-cv-00373).

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Employment Related Actions

On April 30, 2024, a former employee (the “Employee”) filed a class action complaint against the Company and Insperity, its third-party payroll service provider, in San Diego County Superior Court for claims including failure to pay minimum wage, failure to pay overtime, failure to provide meal periods, failure to provide rest breaks, failure to pay wages at separation, failure to provide accurate wage statements, failure to reimburse business expenses, failure to produce employment records and unfair competition, which he has purported to assert on behalf of himself and all other individuals who worked for the Company or Insperity, as non-exempt employees in California between April 30, 2020 and the present (the “Employment Proceeding”). On July 1, 2024, the Company filed an answer to the complaint that none of the asserted claims possessed any merit, contended that many of the asserted claims were subject to immediate dismissal, and contended that certain of the asserted claims were subject to binding arbitration. On October 14, 2024, the Employee elected to dismiss Insperity from the action without prejudice.

On July 5, 2024, the Employee filed a representative action complaint against the Company and Insperity in San Diego County Superior Court for Violation of Private Attorneys’ General Act (“PAGA”), seeking an unspecified amount of penalties and attorneys’ fees based on allegations that the Company violated certain California employment laws (the “PAGA Proceeding”). On August 8, 2024, the Company filed an answer to the complaint in which the Company denied that any of the asserted claims possessed any merit and contended that certain of the asserted claims were subject to binding arbitration.

On December 10, 2024, the Company and the Employee stipulated to the consolidation of Employment Lawsuit and the PAGA Action. As of the date hereof, both proceedings are currently pending consolidation by the court. Upon consolidation, the Company intends to move to have the Employee’s action claims dismissed, the Employee’s individual claims compelled to binding arbitration and the Employee’s representative PAGA claims stayed pending the arbitration of his individual claims. On October 22, 2024, the Employee elected to dismiss Insperity from the action without prejudice.

On January 25, 2024, a former CPM, LTD Inc. (“CPM”) employee filed a complaint against CPM, a third-party staffing service provider, Flux Power, Inc., and Flux Power Holdings, Inc. (collectively, the “Defendants”) in San Diego County Superior Court for claims including harassment, failure to prevent harassment, retaliation, wrongful termination, failure to provide meal periods and rest breaks, failure to provide accurate wage statements, and failure to pay wages at separation. CPM is a San Diego based staffing company that provided employees (including the plaintiff) to the Company. The plaintiff has alleged that the Company and CPM were “joint employers” to the plaintiff under California law and are jointly liable for the plaintiff’s claims. The plaintiff is seeking an unspecified amount of unpaid wages, statutory penalties, emotional distress damages, punitive damages, and attorneys’ fees from Defendants. On June 21, 2024, the Company filed an answer to the complaint in which the Company denied that any of the asserted claims possessed any merit and contended that certain of the asserted claims were subject to binding arbitration. This case was settled for an immaterial amount.

It is not possible at this time to reasonably assess the final outcomes of these proceedings or reasonably to estimate the possible loss or range of loss with respect to these proceedings. The Company intends to vigorously defend against these claims.

Operating Leases

On April 25, 2019 the Company signed a Standard Industrial/Commercial Multi-Tenant Lease (“Lease”) with Accutek to rent approximately 45,600 square feet of industrial space at 2685 S. Melrose Drive, Vista, California. The Lease has an initial term of seven years and four months and commenced on or about June 28, 2019. The lease contains an option to extend the term for two periods of 24 months each, and the right of first refusal to lease an additional approximate 15,300 square feet. The monthly rental rate was $42,400 for the first 12 months, escalating at 3% each year.

On February 26, 2020, the Company entered into the First Amendment to Standard Industrial/Commercial Multi-Tenant Lease dated April 25, 2019 (the “Amendment”) with Accutek to rent an additional 16,309 rentable square feet of space plus a residential unit of approximately 1,230 rentable square feet (for a total of approximately 17,539 rentable square feet). The lease for the additional space commenced 30 days following the occupancy date of the additional space and will terminate concurrently with the term of the original lease, which expires on November 20, 2026. The base rent for the additional space is the same rate as the space rented under the terms of the original lease, $0.93 per rentable square (subject to 3% annual increase).

On December 16, 2022 the Company signed a Lease Agreement with MM Parker Court Associates, LLC to rent approximately 4,892 square feet of office space at Building 1959 Parker Court, Suite E, Atlanta, Georgia. The Lease has an initial term of five years and three months and commenced on or about February 1, 2023. The monthly rental rate was approximately $2,300 for the first 6 months, and $4,700 for months 7 to 12, escalating at 5% each year.

Total rent expense, including the Company’s portion of common area maintenance and other costs allocated between tenants, was approximately $233,000 and $465,000 for the three months and six months ended December 31, 2024, respectively, and $235,000 and $473,000 for the three and six months ended December 31, 2023, respectively.

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Finance Leases

The Company’s leased properties as of December 31, 2024 are as follows:

Lease Date	Property Leased	Lease Term (months)	Commencement Date	Monthly Lease Payment(1)
9/2/2022	Vehicle	60	9/10/2022	$1,200
10/17/2022	Manufacturing equipment	36	10/17/2022	$5,500
1/24/2023	Manufacturing equipment	36	1/24/2023	$6,700
3/2/2023	Manufacturing equipment	36	3/2/2023	$1,000

(1)	Excludes sales tax and other fees.

Lease costs are amortized on a straight-line basis over their respective lease terms. Depreciation expense related to leased assets was approximately $39,000 and $77,000 for the three and six months ended December 31, 2024, respectively, and $38,000 and $77,000 for the three and six months ended December 31,2023, respectively. Interest expense on leased liabilities was approximately $5,000 and $10,000 for the three months and six months ended December 31, 2024, respectively.

Future Minimum Lease Payments as of December 31, 2024 are as follows:

	Operating Leases	Finance Leases
Years ending June 30,
2025 (remaining six months)	$443,000	$86,000
2026	910,000	85,000
2027	433,000	15,000
2028	64,000	21,000
Total future minimum lease payments	1,850,000	207,000
Less: discount	(152,000)	(15,000)
Total lease liability	1,698,000	192,000
Less: leases payable, current portion	(783,000)	(146,000)
Leases payable, noncurrent portion	$915,000	$46,000

NOTE 10 - SUBSEQUENT EVENTS

Waiver to Loan and Security Agreement with Gibraltar Business Capital

The filing of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024 with the SEC was due on September 30, 2024 but was not filed until January 29, 2025. The Company’s failure to file its Annual Report in a timely manner resulted in an event of default with respect to a covenant under the Loan and Security Agreement with GBC to timely deliver a copy of the Company’s annual audited financial statements. Additionally, the Company notified GBC that it appeared likely that as a result of the restatement it would fail to maintain the EBITDA covenant for the trailing three (3) month periods ended May 31, 2024 and July 31, 2024, or Default. On January 17, 2025, the Company received a Waiver, which waived the Defaults, subject to satisfaction of the following conditions: (i) receipt of a counterpart of the Waiver duly executed by the Company; and (ii) receipt of the waiver fee of $25,000; and (iii) receipt of the representations and warranties from the Company that after giving effect to the Waiver, the representations and warranties contained in the Agreement, the Waiver and the other Loan Documents shall be true and correct; and (iv) after giving effect to the Waiver, no additional event of default shall have occurred and be continuing on and as of the effective date of the Waiver.

Amendment to Loan and Security Agreement with Gibraltar Business Capital

On January 22, 2025, we entered into Amendment No. 4 to Loan and Security Agreement (the “Fourth Amendment”) with GBC which amended certain terms of the Loan and Security Agreement dated July 28, 2023, as amended, relating to the EBITDA Minimum financial covenant of the Company. In consideration for the Fourth Amendment, the Company agreed to pay GBC a non-refundable amendment fee of $50,000 in cash, as follows: (i) $25,000 paid on March 1, 2025, and (ii) $25,000 shall be due and payable on April 1, 2025.

Management and Board of Director Changes

On March 10 2025, Mr. Ronald F. Dutt notified the Company’s Board of Directors of his decision to retire and resign from his position as director, Chairman of the Board, Chief Executive Officer and President of the Company and its wholly owned subsidiary, Flux Power, Inc., effective March 10, 2025. In connection with Mr. Dutt’s retirement, the Board appointed Mr. Dale T. Robinette as the new Chairman of the Board, effective March 10, 2025. Mr. Robinette also currently serves as an independent director, chairperson of the Compensation Committee, and a member of both the Audit Committee and the Nominating and Governance Committee. In addition, the Board appointed Mr. Krishna Vanka as director, Chief Executive Officer and President of the Company and Flux Power, effective March 10, 2025.

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Up to          Shares of Common Stock

Up to          Warrants to purchase up to    Shares of Common Stock

Up to          Pre-Funded Warrants to purchase up to    Shares of Common Stock

Up to          Shares of Common Stock Issuable Upon Exercise of the Warrants and the Pre-Funded Warrants

________________

PROSPECTUS

________________

Sole Placement Agent

The date of this prospectus is               , 2025.

You should rely only on the information contained in this prospectus. We have not, and the placement agent have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the placement agent are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than placement agent fees, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the FINRA filing fee.

SEC registration fee	$
FINRA filing fee	$
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Transfer agent’s and registrar’s fees and expenses	$	*
Printing and engraving expenses	$	*
Non-accountable expenses to placement agent	$	*
Miscellaneous fees	$	*
Total	$

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

We are a corporation organized under the laws of the State of Nevada. Section 78.138 of the Nevada Revised Statutes (NRS) provides that, unless the corporation’s articles of incorporation or an amendment thereto provide otherwise, a director or officer will not be individually liable to the corporation or its stockholders or creditor for any damages as a result of any act or failure to act in his or her capacity as a director or officer, unless (i) the presumption that the director and officer acted in good faith, on an information basis and with a review to the interest of the corporation, is rebutted, and (ii) it is proven that the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and such breach involved intentional misconduct, fraud, or a knowing violation of the law.

Section 78.7502 of the NRS permits a corporation to indemnify its directors and officers against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Section 78.7502 of the NRS requires a corporation to indemnify a director or officer who has been successful on the merits or otherwise in defense of any action or suit. Section 78.7502 of the NRS precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses.

Section 78.751 of the NRS permits a Nevada corporation to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, the disinterested board members, or by independent legal counsel. If so provided in the corporation’s articles of incorporation, bylaws, or other agreements, Section 78.751 of the NRS requires a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation. Section 78.751 of the NRS further permits the corporation to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws, or other agreements.

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Section 78.752 of the NRS provides that a Nevada corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee, or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Charter Provisions

Article XI of our Amended and Restated Articles of Incorporation (Articles) provide that the Company shall indemnify any person who incur expenses by reason of the fact that he or she is or was an officer, director, employee or agent of the company and that this indemnification shall be mandatory on all circumstances in which indemnification is permitted by law. Article XII of our Articles provide that the Company shall indemnify its directors and officers from personal liability for lawful acts of the Company has permitted by law. The foregoing provisions shall not eliminate or limit the liability of a director for (i) any breach of the director’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes; or (iv) any transaction from which the director derived an improper personal benefit.

Article VII of our Amended and Restated Bylaws (Bylaws) provide for indemnification of our directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action to proceeding, have no reasonable cause to believe their conduct was unlawful. To the extent that our directors and officers have been successful on the merits of otherwise in defense of any action, suit, or proceeding, the Company shall indemnify them against expenses, including attorneys’ fees, actually and reasonably incurred. Any other indemnification, unless ordered by a court, shall be made by the Company only in the specific case on a determination that the indemnification has met the applicable standard or conduct set forth in the Bylaws. The determination shall be made by disinterested directors, stockholders, or independent legal counsel. Our Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751 of the NRS).

Indemnification Agreements

The Company has entered into Indemnification Agreements with all of the Company’s directors. Under the Indemnification Agreement, the Company agrees to indemnify the director against any and all expenses incurred if the director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

The Company also maintains directors’ and officers’ liability insurance under which its directors and officers are insured against loss (as defined in the policy) as a result of certain claims brought against them in such capacities.

At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification or advancement is sought. We are not aware of any threatened litigation that may result in claims for advancement or indemnification.

Limitations of Liability and Indemnification Matters

The limitation of liability and indemnification provisions in our Charter and Bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The registrant maintains insurance policies that indemnify its directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

[The proposed form of Placement Agency Agreement, to be filed as Exhibit 1.1 to this Registration Statement, provides for indemnification of directors and officers of the Registrant by the placement agent against certain liabilities.]

Item 15. Recent Sales of Unregistered Securities.

On November 2, 2023, the Company issued warrants to purchase 41,196 shares of its Common Stock to Cleveland Capital, L.P. (the “Lender”) on November 2, 2023, as consideration for the Lender’s commitment under a $2,000,000 line of credit provided pursuant to a Credit Facility Agreement. The warrants are immediately exercisable, have an exercise price of $3.24 per share, and will expire five years from the date of issuance. The warrants are subject to adjustment in the event of stock dividends, stock splits, combinations, or reclassifications of the Company’s Common Stock, and include provisions entitling the holder to receive alternative consideration in connection with certain corporate events defined as Triggering Events. The issuance of the warrants was made in reliance on the exemption from registration provided under Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506 of Regulation D, as the transaction did not involve a public offering and the Lender is an accredited investor.

On July 20, 2023, the Company issued 16,022 restricted shares of Common Stock to a warrant holder pursuant to a cashless exercise of the Amended and Restated Warrant Certificate, dated July 3, 2019, and as amended on July 24, 2020, in reliance upon the exemption therefrom afforded by Section 4(a)(2) of the Act and by Rule 506 of Regulation D promulgated thereunder. The cashless exercise was based on an exercise price of $4.00 per share of Common Stock and the Company received no cash from the exercise.

 On June 23, 2022, the Company issued warrants to purchase 40,806 shares of its Common Stock on June 23, 2022, to Silicon Valley Bank (“SVB”) in connection with the execution of a Second Amendment to the Loan and Security Agreement between SVB, the Registrant, and its wholly-owned subsidiary, Flux Power, Inc. The warrants are immediately exercisable, have an exercise price of $2.23 per share, and will expire on June 23, 2034. In accordance with the terms of the Warrants, SVB transferred all of its rights, title, and interest in the Warrants to its parent company, SVB Financial Group. The issuance of the warrants was made in reliance on the exemption from registration provided under Section 4(a)(2) of the Securities Act of 1933, as amended, as the transaction did not involve a public offering and the recipient was an accredited investor.

On May 11, 2022, the Company agreed to issue warrants to purchase shares of its Common Stock to the lenders participating in a Credit Facility Agreement entered into on the same date. The warrants were issued as consideration for the lenders’ respective commitments under the facility, with the number of warrant shares allocated based on each lender’s proportionate commitment amount relative to a maximum commitment pool of $5,000,000. The warrants are immediately exercisable, have an exercise price of $2.53 per share, and expire five years from the date of issuance. Subject to certain limitations, the warrants also provide for cashless exercise and include standard anti-dilution adjustments and provisions triggered upon certain corporate events. Each lender represented to the Company that it is an accredited investor, and the Company relied on such representations in issuing the warrants. The issuance of the warrants and the securities underlying the Credit Facility were made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D promulgated thereunder, as the offerings were not conducted in connection with a public solicitation or advertisement.

II-3

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit No.	Description
1.1*	Form of Placement Agency Agreement
2.1	Securities Exchange Agreement dated May 18, 2012. Incorporated by reference to Exhibit 2.1 on Form 8-K filed with the SEC on May 24, 2012.
2.2	Amendment No. 1 to the Securities Exchange Agreement dated June 13, 2012. Incorporated by reference to Exhibit 2.2 on Form 8-K filed with the SEC on June 18, 2012.
3.1	Restated Articles of Incorporation. Incorporated by reference to Exhibit 3.1 on Form 8-K filed with the SEC on February 19, 2015.
3.2	Amended and Restated Bylaws of Flux Power Holdings, Inc. Incorporated by reference to Exhibit 3.1 on Form 8-K filed with the SEC on May 31, 2012.
3.3	Certificate of Amendment to Articles of Incorporation. Incorporated by reference to Exhibit 3.1 on Form 8-K filed with the SEC on August 18, 2017.
3.4	Certificate of Change. Incorporated by reference to Exhibit 3.1 on Form 8-K filed with the SEC on July 12, 2019.
4.1	Form of Warrant. Incorporated by reference to Exhibit 4.1 on Form 8-K filed with the SEC on September 23, 2021.
4.2	Form of Warrant Certificate. Incorporated by reference to Exhibit 4.1 on Form 8-K filed with the SEC on May 13, 2022.
4.3	Warrant to Purchase Stock issued to Silicon Valley Bank, dated June 23, 2022. Incorporated by reference to Exhibit 4.1 on Form 8-K filed with the SEC on June 28, 2022.
4.4	Form of Warrant. Incorporated by reference to Exhibit 4.1 on Form 8-K filed with the SEC on November 3, 2023.
4.5*	Form of Pre-funded Warrant
4.6*	Form of Common Warrant
5.1*	Opinion of Lewis Brisbois Bisgaard & Smith, LLP
10.1+	Form of Indemnification Agreement. Incorporated by reference to Exhibit 10.1 on Form 8-K filed with the SEC on April 9, 2019.
10.2	Lease Agreement dated April 25, 2019. Incorporated by reference to Exhibit 10.1 on Form 8-K filed with the SEC on April 30, 2019.
10.3	First Amendment to Standard Industrial/Commercial Multi-Tenant Lease with Accutek dated March 1, 2020. Incorporated by reference to Exhibit 10.1 on Form 8-K filed with the SEC on March 5, 2020.
10.4	Form of Representative Warrant. Incorporated by reference to Exhibit 10.1 on Form 10-Q filed with the SEC on November 12, 2020.
10.5+	Flux Power Holdings, Inc. 2010 Stock Plan: Form of Stock Option Agreement. Incorporated by reference to Exhibit 10.6 on Form 8-K filed with the SEC on June 18, 2012.
10.6+	2014 Equity Incentive Plan. Incorporated by reference to Exhibit 10.23 on Form 10-Q filed with the SEC on May 15, 2015.
10.7+	Amendment to the Flux Power Holdings Inc. 2014 Equity Incentive Plan. Incorporated by reference to Exhibit 10.20 on Form 10-K filed with the SEC on September 27, 2018.
10.8+	Amendment No. 2 to the Flux Power Holdings Inc. 2014 Equity Incentive Plan Incorporated by reference to Exhibit 10.1 on Form 8-K filed with the SEC on November 9, 2020.
10.9+	Form of Restricted Stock Unit Award Agreement. Incorporated by reference to Exhibit 10.2 on Form 8-K filed with the SEC on November 9, 2020.
10.10+	Form of Performance Restricted Stock Unit Award Agreement. Incorporated by reference to Exhibit 10.3 on Form 8-K filed with the SEC on November 9, 2020.
10.11+	Annual Cash Bonus Plan. Incorporated by reference to Exhibit 10.4 on Form 8-K filed with the SEC on November 9, 2020.
10.12+	Amended and Restated Employment Agreement by and between Flux Power Holdings, Inc. and Ronald F. Dutt. Incorporated by reference to Exhibit 10.1 on Form 8-K filed with the SEC on February 17, 2021.
10.13+	Employment Agreement by and between Flux Power Holdings, Inc. and Charles A. Scheiwe. Incorporated by reference to Exhibit 10.2 on Form 8-K filed with the SEC on February 17, 2021.

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10.14+	2021 Equity Incentive Plan. Incorporated by reference to Exhibit 10.1 on Form 8-K filed with the SEC on May 4, 2021.
10.15+	Form of Restricted Stock Unit Award Agreement – Non-Executive Director. Incorporated by reference to Exhibit 10.2 on Form 8-K filed with the SEC on May 4, 2021.
10.16+	Form of Performance Restricted Stock Unit Award. Incorporated by reference to Exhibit 10.3 on Form 8-K filed with the SEC on November 2, 2021.
10.17	Flux Power Holdings, Inc. 2023 Employee Stock Purchase Plan. Incorporated by reference to Exhibit 10.1 on Form 8-K filed with the SEC on April 21, 2023.
10.18	Loan and Security Agreement. Incorporated by reference to Exhibit 10.1 on Form 8-K filed with the SEC on August 3, 2023.
10.19	Intellectual Property Security Agreement. Incorporated by reference to Exhibit 10.2 on Form 8-K filed with the SEC on August 3, 2023.
10.20	Form of Revolving Note. Incorporated by reference to Exhibit 10.3 on Form 8-K filed with the SEC on August 3, 2023.
10.21	Amended and Restated Annual Bonus Plan. Incorporated by reference to Exhibit 10.1 on Form 8-K filed with the SEC on October 24, 2023.
10.22	Credit Facility Agreement dated November 2, 2023. Incorporated by reference to Exhibit 10.1 on Form 8-K filed with the SEC on November 3, 2023.
10.23	Form of Subordinated Unsecured Promissory Note (Cleveland). Incorporated by reference to Exhibit 10.2 on Form 8-K filed with the SEC on November 3, 2023.
10.24	Amendment No. 2 to Loan and Security Agreement (GBC). Incorporated by reference to Exhibit 10.1 on Form 8-K filed on February 1, 2024.
10.25+	Form of Separation and Release Agreement (Charles Scheiwe). Incorporated by reference to Exhibit 10.1 on Form 8-K filed on February 23, 2024.
10.26	Form of Consulting Agreement (Charles Scheiwe). Incorporated by reference to Exhibit 10.2 on Form 8-K filed on February 23, 2024.
10.27+	Employment Agreement (Kevin S. Royal). Incorporated by reference to Exhibit 10.3 on Form 8-K filed on February 23, 2024.
10.28	Waiver Agreement dated May 8, 2024. Incorporated by reference to Exhibit 10.5 on Form 10-Q filed on May 13, 2024.
10.29	Amendment No. 3 to Loan and Security Agreement (GBC). Incorporated by reference to Exhibit 10.1 on Form 8-K filed on August 14, 2024.
10.30	Waiver to Loan and Security Agreement dated August 30, 2024. Incorporated by reference to Exhibit 10.30 to Form 10-K filed on January 29, 2025.
10.31	Waiver to Loan and Security Agreement dated January 17, 2025. Incorporated by reference to Exhibit 10.31 to Form 10-K filed on January 29, 2025.
10.32	Amendment No. 4 to Loan and Security Agreement (GBC). Incorporated by reference to Exhibit 10.1 on Form 8-K filed on January 28, 2025.
10.33	Executive Employment Agreement with Krishna Vanka. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on March 10, 2025
10.33	Amendment to the Amended and Restated Employment Agreement with Ronald F. Dutt. Incorporated by reference to Exhibit 10.2 to Form 8-K filed on March 10, 2025
10.33	Separation and Release Agreement with Ronald F. Dutt. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 2, 2025.
21.1	Subsidiaries. Incorporated by reference to Exhibit 21.1 on Form 8-K filed with the SEC on June 18, 2012.
23.1*	Consent of Independent Registered Public Accounting Firm.
23.2*	Consent of Lewis Brisbois Bisgaard & Smith, LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page to this registration statement).
107*	Filing Fee Table

* To be filed.

+ Indicates management contract or compensatory plan or arrangement.

[† Pursuant to item 601(b)(10)(iv) of Regulation S-K, certain information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential.]

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

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Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

	(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

	(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

	(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)		that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)		to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)		that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)		that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, California on [●], 2025.

FLUX POWER HOLDINGS, INC.

By:
Name:	Krishna Vanka
Title:	Chief Executive Officer

Known All Persons By These Presents, that each person whose signature appears below appoints Krishna Vanka or Kevin Royal as his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, to sign any amendment (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he may do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or of his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer, President and Director
Krishna Vanka	(Principal Executive Officer)

Chief Financial Officer
Kevin S. Royal	(Principal Financial Officer)

Director
Michael Johnson

Director
Mark Leposky

Director
Lisa Walters-Hoffert

Director
Dale Robinette

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